UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Saleen Automotive, Inc.

Legal status of issuer

　　Form
　　Corporation

　　Jurisdiction of Incorporation/Organization
　　Delaware

　　Date of organization
　　August 6, 2021

Physical address of issuer
2735 Wardlow Road, Corona, CA 92882

Website of issuer
www.saleen.com

Name of intermediary through which the Offering will be conducted
Invown Funding Portal, LLC

CIK number of intermediary
0001886151

SEC file number of intermediary
007-00329

CRD number of intermediary
312976

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The Issuer will pay Invown Funding Portal, LLC ("Invown Portal") a one-time administrative fee of $999, ongoing monthly platform subscription fees of $1,299 (or $999 if prepaid annually), and a success fee equal to 1.5% of the gross proceeds raised if the Offering is successful. The Issuer will also reimburse Invown Portal for certain third-party costs such as escrow, ACH, wire, and payment processing fees. The total amount paid will depend on the amount raised and the length of time the Offering remains open. The Intermediary's role described herein applies solely to the Regulation Crowdfunding offering and does not apply to the Company's separate Rule 506(c) offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Invown Funding Portal, LLC does not have any direct or indirect ownership interest in the Issuer. Invown Portal is not an affiliate of the Issuer and does not hold any equity, debt, or other securities of the Issuer. Invown Portal does not have any agreement or arrangement to acquire any ownership interest in the Issuer now or in the future. The intermediary's compensation in connection with this Offering consists solely of the fees disclosed above and is not tied to owning or acquiring any interest in the Issuer.

Name of qualified third party "Escrow Agent" which the Offering will utilize
The escrow agent for the offering is Enterprise Bank & Trust, which holds investor funds in escrow until the offering conditions are satisfied.

Type of security offered
Shares of Common Stock

Target number of Securities to be offered
Approximately 6,667

Price (or method for determining price)
$1.50

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: at the Company's discretion - The Company may accept subscription commitments in excess of the maximum offering amount; however, total accepted investments will not exceed the maximum offering amount of $124,000. Any subscriptions in excess of the maximum offering amount will be reduced or rejected in whole or in part at the Company's discretion

Maximum offering amount (if different from target offering amount)

$124,000.00 - The Company is offering up to approximately 82,667 Shares of Common Stock for cash consideration (the "Base Shares"). In addition, the Company may issue Bonus Shares without additional consideration in connection with this Reg CF offering. Accordingly, the total number of Shares of Common Stock issued in this Reg CF offering, including Bonus Shares, may exceed 82,667 Shares.

Deadline to reach the target offering amount

July 31, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

16

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$4,253,722	$6,850,732
Cash & Cash Equivalents	$50,926	$6,765
Accounts Receivable	$7,499	$70,840
Short-term Debt	$12,617,454	$11,799,488
Long-term Debt	$1,935,759	$2,106,424
Revenues/Sales	$2,844,890	$3,646,746
Cost of Goods Sold	$2,539,202	$8,365,720
Taxes Paid	$6,975	$3,200
Net Income	$<4,666,622>	$<10,272,850>

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

May 27, 2026

FORM C

Up to $124,000

Saleen Automotive, Inc.



Shares of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Saleen Automotive, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $124,000.00 from Investors in the offering of Securities described in this Form C (this "Reg CF offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (approximately 333.33 Shares at $1.50 per share; Shares may be issued in fractional amounts) (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

This Reg CF offering is being made through Invown Funding Portal, LLC (the "Intermediary").

The Intermediary will be entitled to receive the fees and other compensation described below in connection with the purchase and sale of the Securities:

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$10,000.00	$150.00	$9,850.00
Aggregate Maximum Offering Amount	$124,000.00	$1,860.00	$122,140.00

(1) Service Fees and Commissions consist solely of the intermediary's success fee equal to 1.5% of the gross proceeds raised and payable only upon a successful offering. This table excludes fixed issuer expenses, including the one-time administrative fee of $999 and ongoing monthly platform subscription fees, which are payable by the Company regardless of the amount raised, as well as third-party costs such as escrow, ACH, wire, and payment processing fees. It also excludes fees to the Company's advisors, including accountants, attorneys, consultants, and other offering-related expenses, which are disclosed elsewhere in this Form C and may be reflected in the use of proceeds or other expense disclosures.

Regulation Crowdfunding Investment Notice

A crowdfunding investment involves a high degree of risk, and investors should not invest any funds in this Reg CF offering unless they can afford to lose their entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of this Reg CF offering, including the merits and risks involved.

The securities offered hereby have not been recommended or approved by any federal or state securities commission or regulatory authority. Neither the U.S. Securities and Exchange Commission nor any state securities authority has passed upon the merits of the securities or the terms of this Reg CF offering, nor has any such authority passed upon the accuracy or adequacy of this Form C or other materials. Any representation to the contrary is a criminal offense.

The securities are being offered pursuant to an exemption from registration under Section 4(a)(6) of the Securities Act of 1933, as amended, and Regulation Crowdfunding thereunder. Neither the U.S. Securities and Exchange Commission nor any state securities authority has independently determined that the securities offered are exempt from registration.

The Company is subject to the ongoing reporting requirements of Regulation Crowdfunding and must file an annual report with the U.S. Securities and Exchange Commission and post such report on its website at www.saleen.com no later than 120 days after the end of each fiscal year. The Company may terminate its Regulation Crowdfunding reporting obligations in the future in accordance with Rule 227.202(b), including upon the occurrence of one or more of the following events:

1. The Company becomes subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended;

2. The Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

3. The Company has filed annual reports for three years pursuant to Regulation Crowdfunding and has assets of $10,000,000 or less;

4. The Company or another party repurchases all of the securities sold in this Reg CF offering; or

5. The Company liquidates or dissolves.

The date of this Form C is May 27, 2026.

Important Investment Considerations

An investment in the Company and the securities offered hereby involves significant risks and uncertainties. The securities are not publicly traded, are subject to transfer restrictions, and there is no public market for the securities. No assurance can be given that any market for the securities will ever develop. An investment in the Company is highly speculative and involves a high degree of risk, including the possible loss of an investor's entire investment. The securities should not be purchased by any person who cannot afford to bear the financial risk of this investment for an indefinite period of time. Prospective investors should carefully review the section of this Form C entitled "Risk Factors."

This Form C does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction in which such offer or solicitation is not permitted.

Prior to the consummation of the purchase and sale of any securities, prospective investors will be afforded an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Reg CF offering and the Company. No person other than the intermediary has been authorized to provide any information or to make any representations other than those contained in this Form C, and any such information or representations must not be relied upon as having been authorized by the Company.

Prospective investors should not construe the contents of this Form C as legal, accounting, or tax advice or as information necessarily applicable to their particular financial situation. Each investor should consult his or her own financial adviser, legal counsel, and tax adviser regarding the legal, tax, and financial consequences of an investment in the securities.

The securities offered hereby are subject to the transfer restrictions imposed by Regulation Crowdfunding. Except as permitted under Rule 227.501 of Regulation Crowdfunding or another applicable exemption from registration, the securities may not be transferred for a period of one year following issuance. Investors should be prepared to hold their investment for an indefinite period of time.

Forward Looking Statement Disclosure

This Form C contains forward-looking statements that are subject to risks and uncertainties. Statements other than statements of historical fact or statements relating to present facts or current conditions constitute forward-looking statements. These statements reflect the Company's current expectations regarding its business, financial condition, results of operations, plans, objectives, and future performance.

Forward-looking statements may be identified by words such as "expect," "plan," "anticipate," "believe," "estimate," "project," "may," "should," "can," "intend," or similar expressions. Such statements are based on management's assumptions and estimates in light of experience, historical trends, current conditions, and anticipated future developments.

Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and assumptions, many of which are beyond the Company's control. Actual results may differ materially from those expressed or implied in forward-looking statements, including as described in the section entitled "Risk Factors."

Forward-looking statements speak only as of the date of this Form C, and the Company undertakes no obligation to update any forward-looking statements, except as required by law.

Table of Contents

About this Form C

This Form C relates solely to the Company's offering of securities pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Reg CF offering"). Prospective investors in this Reg CF offering should rely only on the information contained in this Form C and the information provided through the applicable crowdfunding intermediary. The Company has not authorized anyone to provide information concerning this Reg CF offering other than as contained in or made available through this Form C and the intermediary.

The Company is offering to sell the securities described in this Form C only in jurisdictions where such offers and sales are permitted. The information contained in this Form C speaks only as of its date, regardless of the time of delivery of this Form C or any sale of securities. The Company's business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained in this Form C as to the contents of any agreements or other documents are summaries only and are qualified in their entirety by reference to the applicable agreements or documents. Prior to the consummation of an investment in this Reg CF offering, prospective investors will have the opportunity to ask questions of, and receive answers from, the Company concerning the terms of this Reg CF offering and the Company, and to obtain any additional information required under Regulation Crowdfunding.

This Form C does not purport to contain all information that may be relevant to evaluating the Company or an investment in the securities, and prospective investors should conduct their own independent analysis. The Company does not undertake any obligation to update or revise this Form C, except as required by applicable law.

The Company is conducting a separate and concurrent offering of securities pursuant to Rule 506(c) of Regulation D ("Rule 506(c) offering"). That Rule 506(c) offering is made under a different exemption and is governed by separate offering materials. Information contained in this Form C does not apply to, and should not be relied upon for purposes of, the Rule 506(c) offering. The Rule 506(c) offering is limited to accredited investors whose status will be verified prior to acceptance, and is conducted separately from this Regulation Crowdfunding offering

SUMMARY

The following summary is qualified in its entirety by the more detailed information contained elsewhere in this Form C and the exhibits attached hereto. Each prospective investor is urged to read this Form C and the exhibits in their entirety before making an investment decision.

Saleen Automotive, Inc. (the "Company") is a Delaware corporation, formed on August 6, 2021. The Company's principal executive offices are located at 2735 Wardlow Road, Corona, California 92882.

On August 13, 2021, SLN Merger Sub, LLC completed a statutory merger with Saleen Automotive, Inc., a Nevada corporation originally incorporated on June 24, 2011 (the "Nevada Predecessor"). Pursuant to the merger, the Nevada Predecessor merged into SLN Merger Sub, LLC, which survived the transaction, and Saleen Automotive, Inc. (Delaware) became the parent holding company of the combined business.

The Nevada Predecessor had previously become a public company through a reverse-merger transaction completed on June 26, 2013, in which Saleen-related operating entities were combined with a public Nevada shell company. That transaction was treated as a recapitalization for accounting purposes, and the public company thereafter operated under the name Saleen Automotive, Inc.

The Company's website is located at www.saleen.com. Information contained on, or accessible through, the Company's website does not constitute a part of this Form C and should not be relied upon in making an investment decision. Prospective investors should rely solely on the information contained in this Form C and the exhibits hereto when evaluating an investment in the Company's securities.

THE BUSINESS

SALEEN AUTOMOTIVE, INC. ("Saleen," the "Company," "we," "us," or "our") is an automotive manufacturer and performance engineering company focused on the design, development, manufacture, and sale of high-performance vehicles. The Company operates two primary business lines: (i) proprietary Saleen-designed vehicles and (ii) high-performance vehicles built from the base chassis of major American automobile manufacturers.

Saleen's proprietary vehicles, referred to as the Saleen Original Series, are designed and developed by the Company and are intended to represent Saleen-branded automobiles engineered from the ground up. In addition, the Company produces Saleen Signature Cars, which are high-performance vehicles based on the chassis of major American automobile manufacturers and enhanced by the Company through upgraded engines, transmissions, suspensions, aerodynamics, interior components, and other performance and design modifications.

Saleen vehicles are tested and assembled at the Company's facility in Corona, California. The Company also provides engineering, development, and design consulting services on a project basis to automotive manufacturers and other industry participants.

The Company's customer base includes automotive enthusiasts, collectors, automotive dealers, high-performance and exotic vehicle retailers, and customers in the luxury performance and motorsports markets, as well as third-party clients utilizing the Company's engineering and consulting services.

Investment Highlights and Key Risks Snapshot

The following highlights and risks are intended to provide a high-level overview of certain aspects of the Company and this Reg CF offering. This summary is not complete and is qualified in its entirety by the more detailed information and risk disclosures appearing elsewhere in this Form C, including under "Risk Factors."

Investment Highlights

- *Established Automotive Performance Brand* – The Saleen brand is a widely recognized performance automotive brand with a legacy in high-performance vehicle design, engineering, and motorsports spanning multiple decades.
- *Revenue-Generating Core Business* - The Company currently generates revenue primarily through its Saleen Signature Series vehicles, which are produced using established Ford platforms and sold through authorized dealerships.
- *Proprietary Vehicle Development Upside* - The Company is developing proprietary Saleen-designed vehicles, including the Saleen Original Series, which management believes offer long-term growth potential if successfully commercialized.
- *Experienced Leadership and Technical Capabilities* - The Company is led by founder and CEO Steve Saleen and supported by a management and engineering team with experience in automotive design, manufacturing, and performance engineering.
- *Multiple Potential Value Drivers* - In addition to vehicle sales, the Company derives or intends to derive value from engineering services, licensing arrangements, and brand-related opportunities.

Key Risks

- *History of Losses and Going-Concern Uncertainty* - The Company has incurred significant losses, has negative cash flows, and requires additional capital to continue operations and pursue its business plan.
- *Highly Speculative Investment* - An investment in the Company's securities is speculative and involves a high degree of risk, including the potential loss of an investor's entire investment.
- *Illiquid Securities and No Public Market* - The Shares are not publicly traded, are subject to transfer restrictions, and there is no assurance that a liquidity event will occur.
- *Significant Dependence on External Capital* - The Company expects to require additional financing beyond this Reg CF offering, which may result in substantial dilution to investors.
- *Operational and Execution Risk* - The Company's future prospects depend on its ability to manage manufacturing, supply chain reliability, regulatory compliance, and the successful development of new vehicle models.
- *Limited Investor Control* - Investors will have limited ability to influence Company decisions due to voting proxy arrangements and minority ownership status.

THE OFFERING

Saleen Automotive, Inc. (the "Company") is offering Shares of its common stock, par value $0.001 per share (the "Shares"), pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended. This Reg CF offering is being conducted through Invown Funding Portal, LLC, a registered crowdfunding intermediary.

The Company is seeking to raise a minimum of $10,000.00 and a maximum of $124,000.00, through the sale of Shares at a purchase price of $1.50 per Share. The minimum investment amount per investor is $500.00, unless waived by the Company in its sole discretion. If the Company does not raise at least the minimum offering amount by July 31, 2026, no Shares will be sold and all investment commitments will be cancelled and returned to investors without interest or deduction.

Investor funds will be held in escrow by a qualified escrow agent until the minimum offering amount is reached and the conditions for closing are satisfied. The Company may conduct one or more closings following achievement of the minimum amount. The Company is accepting oversubscriptions in this Reg CF offering. The Company may accept subscription commitments in excess of the maximum offering amount; however, total accepted investments will not exceed $124,000. Any subscriptions that would cause the Offering to exceed the maximum offering amount may be reduced or rejected in whole or in part at the Company's discretion.

Each Share of common stock entitles the holder to one vote per share; however, investors will be required to grant an irrevocable voting proxy to the Company's Chief Executive Officer, as further described under "The Securities—Voting Rights; Proxy." Investors in this Reg CF offering will hold a minority interest in the Company and will have limited ability to influence management or corporate decisions.

The purchase price of the Shares has been determined by the Company and does not necessarily bear any relationship to the Company's assets, revenues, book value, historical results of operations, or potential future earnings, nor does it reflect an independent valuation. An investment in the Company involves a high degree of risk, including the potential loss of an investor's entire investment. See "Risk Factors" for a discussion of risks associated with this Reg CF offering and the Company's business.

A complete description of the terms of this Reg CF offering, the rights and restrictions associated with the Shares, transfer limitations, use of proceeds, and related matters appears under "The Offering and the Securities."

RISK FACTORS

The order of presentation of these risk factors does not necessarily reflect the likelihood of their occurrence or the relative magnitude of their potential impact. Any one or more of these risks, if they occur, could have a material adverse effect on the Company's business, financial condition, results of operations, and prospects, and could result in a partial or total loss of your investment.

RISKS RELATED TO THE COMPANY'S BUSINESS AND INDUSTRY

We may be unable to scale production of our high-performance vehicles in a timely or cost-effective manner

- *Production and Operational Complexity* **-** High-performance vehicle production requires significant capital, specialized equipment, and operational coordination. We may experience delays, disruptions, or other challenges that could impair our ability to maintain or increase manufacturing capacity or meet planned production targets.

- *Testing and Development Uncertainty* **-** Comprehensive long-term testing of systems integration, performance, safety, quality, reliability, and durability has not yet been completed and is expected to occur over time as resources permit. Negative or unexpected testing results could require design changes or additional development efforts, which may delay production, increase costs, or adversely affect vehicle quality or performance.

- *Cost Efficiency and Scale Limitations* - Our current and anticipated production costs may remain high due to start-up inefficiencies, limited production volumes, tooling constraints, and supplier pricing. There is no assurance that we will be able to achieve planned cost reductions, particularly if production volumes do not increase or if additional investments in tooling, equipment, or personnel are required.

We have limited liquidity and may be unable to continue operations without additional financing

The Company has experienced recurring losses, negative operating cash flows, and significant liquidity constraints. For the fiscal year ended March 31, 2025, the Company reported a net loss of approximately $4.7 million and negative cash flow from operations of approximately $(2.9) million, compared to a net loss of approximately $10.3 million and negative operating cash flow of approximately $(0.5) million for the fiscal year ended March 31, 2024. These results reflect ongoing operating challenges, including limited revenue levels, supply constraints, and elevated operating costs, as well as the impact of non-cash expenses.

The Company also has significant outstanding indebtedness, including obligations that are past due or subject to forbearance arrangements, and there can be no assurance that creditors will continue to forbear or that refinancing will be available.

The Company's ability to continue operations depends on its ability to obtain additional capital and improve operating performance. There can be no assurance that additional financing will be available on acceptable terms, or at all. If the Company is unable to obtain sufficient capital, satisfy its obligations as they become due, or generate adequate cash flow, it may be required to significantly curtail operations or liquidate its business, which would result in a partial or total loss of your investment.

We Have Been Involved in Multiple Lawsuits and a Regulatory Action.

Between 2013 and 2025, we, certain of our subsidiaries and predecessors-in-interest, and Steve Saleen, our Chief Executive Officer and Director, were named as defendants in various breach of contract and breach of warranty lawsuits, all of which have been dismissed or settled.

In October 2017, the Securities & Exchange Commission (the "SEC") issued an order revoking the registration of the securities of Saleen Automotive, Inc., a Nevada corporation ("Saleen Nevada"), our predecessor-in-interest and a prior reporting company pursuant to the Securities & Exchange Act of 1934 (the "Exchange Act"). The order resulted from an administrative action by the SEC due to the failure of Saleen Nevada to file periodic reports with the SEC during 2016 and 2017, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13, thereunder.

We may be named in lawsuits or regulatory actions in the future. Regardless of whether any future claims or actions have merit, defending such lawsuits and regulatory actions may be time-consuming and costly, and could harm our reputation, adversely affect our relationship with customers and partners, divert management's attention and resources, and result substantial costs and/or subject us to significant liability.

We are dependent on our suppliers, the vast majority of which are single source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our vehicles in a timely manner at prices, quality levels, and volumes acceptable to us would have a material adverse effect on our business

We use over 1,000 purchased parts, which we source globally from over 100 suppliers, many of whom are currently our single source suppliers for these components. We have developed close relationships with several key suppliers particularly in the procurement of body components and certain other key system parts. While we obtain components from multiple sources whenever possible, similar to other automobile manufacturers, many of the components used in our vehicles are purchased by us from a single source. Because we have single source suppliers for our components, we are at greater risk of supply chain disruptions. While we believe that we may be able to establish alternate supply relationships and can obtain replacement components for our single source components, we may be unable to do so in the short term, or at all, at prices or costs that are favorable to us. Qualifying alternate suppliers or developing our own replacements for certain highly customized components of our vehicles may be time-consuming, costly and may force us to make additional modifications to a vehicle's design.

This supply chain exposes us to multiple potential sources of delivery failure or component shortages for our high-performance cars. In addition, because we do not have written agreements in place with all our suppliers, this may create uncertainty regarding certain suppliers' obligations to us, including but not limited to, those regarding warranty and product liability. Furthermore, if we experience significantly increased demand, or need to replace certain existing suppliers, there can be no assurance that additional supplies of component parts will be available when required on terms that are favorable to us, at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. In the past, we have replaced certain suppliers because of their failure to provide components that met our quality control standards. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our customers, which could hurt our relationships with our customers.

Changes in our supply chain, including supplier availability, pricing, and logistics arrangements, have resulted in increased costs and delays, and similar challenges may continue in the future. We have experienced, and may continue to experience, cost increases from certain suppliers arising from efforts to meet quality standards, development timelines, and design modifications. Our ability to control and reduce supplier-related costs may be limited, and failure to do so could adversely affect our operating results.

In addition, if our suppliers are unable to deliver components in sufficient quantities, on a timely basis, or at the required quality levels, we may be unable to manufacture or deliver our high-performance vehicles on schedule. Any such delays or quality issues could disrupt customer deliveries, lead to increased costs, generate negative publicity, and harm our brand and customer relationships.

We have material past-due indebtedness that may result in creditor enforcement actions

The Company has indebtedness that is past due, has matured without repayment, or lacks clear repayment terms.

Certain of these obligations have remained outstanding for extended periods, including obligations that are secured by Company equity. There can be no assurance that creditors will continue to forbear.

If creditors pursue enforcement actions, the Company could face demands for immediate payment, litigation, liens, or foreclosure on pledged equity. Any such actions could materially impair the Company's liquidity, ability to raise capital, and the value of an investment.

We are dependent on Ford Mustang, Ford F-150 and Ford Bronco platform vehicles for our muscle and high-performance vehicle products

We utilize Ford platform vehicles for our Mustang, Ford F-150 and Bronco muscle and high-performance vehicles. Generally, we procure these vehicles directly from dealers. While we do enter into sourcing agreements with certain of our dealers, we do not have a supply agreement with Ford, and we are limited to the allocation allotted to our source dealers. Further, all production parts are engineered and manufactured exclusively by us and are designed specifically for current and past models of these platform vehicles. Any discontinuation of these vehicles, disruption in production or significant major model changes in these platform vehicles could have a material impact on our sales and ultimately on our business. Minor and major model changes by Ford require us to re-design, re-tool and change our production, which could result in us incurring significant costs and production interruptions. Further, we may experience lower sales volume and difficulties in obtaining current year platform vehicles during the period from when the current year model stops production by the manufacturer to when the new major model year vehicle is released.

Our long-term success is dependent upon our ability to design and achieve market acceptance of new vehicle models, specifically our high-performance muscle cars, trucks and supercars

Our long-term success is dependent on market acceptance of our high-performance cars, trucks, and supercars. There is no guarantee that the general public in the long-term will successfully accept these new vehicles. Additionally, there can be no assurance that we will be able to design future vehicles that will meet the expectations of our customers or that our future models will become commercially viable. To the extent that we are not able to build future high-performance muscle cars, trucks and supercars to the expectations created by the early life-size model and our announced specifications, customers may cancel their reservations, our future sales could be harmed and investors may lose confidence in us. Furthermore, historically, automobile customers have come to expect new and improved vehicle models to be introduced frequently. In order to meet these expectations, we may in the future be required to introduce on a regular basis new vehicle models as well as enhanced versions of existing vehicle models. As technologies change in the future for automobiles in general and high-performance vehicles specifically, we will be expected to upgrade or adapt our vehicles and introduce new models in order to continue to provide vehicles with the latest technology and meet customer expectations.

Our distribution model is different from the predominant current distribution model for automobile manufacturers, which makes evaluating our business, operating results and future prospects difficult

Our distribution model is not common in the automobile industry today, particularly in the United States. In addition to our current sales from our headquarters and showroom in Corona, California, we plan to sell our vehicles over the internet in the future to the extent we determine compliance with applicable governmental regulations will not be unduly burdensome. This model of vehicle distribution is relatively new and unproven, especially in the United States. We will not be able to utilize long-established sales channels developed through a franchise system to increase our sales volume. Moreover, we will be competing with companies with well-established distribution channels.

We may face regulatory limitations on our ability to sell vehicles directly or over the Internet

We intend to sell our vehicles directly to customers, including through Internet-based sales channels, to the extent that such sales can be conducted in compliance with applicable laws and regulations. However, state motor vehicle and dealership laws in many jurisdictions may restrict, prohibit, or impose significant limitations on direct-to-consumer or Internet sales by vehicle manufacturers. Some states prohibit manufacturers from selling vehicles directly to residents without the use of an independent licensed dealer or without maintaining a physical presence in the state. Certain states may also require that vehicles be delivered through licensed dealers or that in-state service facilities be available, which could limit our ability to sell vehicles in jurisdictions where we do not maintain such operations.

The application of these laws to our proposed sales model is often fact-specific and, in some jurisdictions, largely untested, particularly with respect to Internet-based vehicle sales. Regulatory determinations may depend on a variety of factors, including whether we have a physical presence or employees in the state, whether and how we market or advertise to residents of the state, how sales transactions are structured, the volume of sales into the state, and whether applicable laws restrict manufacturers from acting as dealers. As a result, the manner in which state regulators may interpret and apply these laws to our sales model is uncertain and difficult to predict.

State motor vehicle regulators may conduct inquiries or investigations into whether our sales practices comply with applicable laws and could require us to modify our distribution model, impose additional compliance obligations, or prohibit us from selling vehicles to residents in certain states. In addition, regulatory decisions permitting our sales practices may be subject to legal challenges. Any such limitations, delays, or enforcement actions could adversely affect our ability to sell vehicles, increase our costs, and negatively impact our business, operating results, and prospects.

The automotive market is highly competitive, and we may not be successful in competing in this industry. We currently face competition from new and established competitors and expect to face competition from others in the future

The worldwide automotive market is highly competitive today and we expect it will become even more so in the future. With respect to high performance muscle cars, we face competition from high-end Mustang variants produced by Ford and Model S vehicles produced by Tesla, along with other Ford Mustang variants. With respect to our supercars, we face competition from existing and future automobile manufacturers, including McLaren, Lamborghini, and Ferrari, as well as manufacturers in the extremely competitive premium sedan market, including Audi, BMW, Lexus, and Mercedes.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. In addition, most of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large automobile manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount when financed through their affiliated financing company.

Demand in the automobile industry is highly volatile, which may lead to lower vehicle unit sales and adversely affect our operating results

The markets in which we currently compete and plan to compete in the future have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new automobile manufacturer and low volume producer, we have fewer financial resources than more established automobile manufacturers to withstand changes in the market and disruptions in demand. As our business grows, economic conditions and trends in other countries and regions where we sell our high-performance vehicles will impact our business, prospects and operating results as well. Demand for our high-performance vehicles may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation, and other taxes. Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in further downward price pressure. These effects may have a more pronounced impact on our business given our relatively smaller scale and financial resources as compared to many incumbent automobile manufacturers.

Difficult economic conditions may negatively affect consumer purchases of luxury items, such as our high-performance vehicles

Sales of high-end and luxury consumer products, such as our high-performance vehicles, depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. Difficult economic conditions could therefore temporarily reduce the market for vehicles in our price range. Discretionary consumer spending also is affected by other factors, including changes in tax rates and tax credits, interest rates and the availability and terms of consumer credit. Accordingly, any events that have a negative effect on the United States economy or on foreign economies or that negatively affect consumer confidence in the economy, including disruptions in credit and stock markets, and actual or perceived economic slowdowns, may harm our business, prospects, financial condition, and operating results.

Our financial results may vary significantly from period-to-period due to the seasonality of our business and fluctuations in our operating costs

Our operating results may vary significantly from period-to-period due to many factors, including seasonal factors that may have an effect on the demand for our high-performance vehicles. Generally, sales of our high-performance cars have fluctuated on a seasonal basis with increased sales during the spring and summer months in our second and third fiscal quarters relative to our fourth and first fiscal quarters. In addition, traditionally from November through mid-January, auto industry production slows due to the holidays and the subsequent temporary shutdown of plants and shipping for several weeks causing delivery of cars to be interrupted which has had an effect on our sales. In general, automotive sales tend to decline over the winter season, especially in snow driven states, and we anticipate that our sales of high-performance vehicles and other models we introduce may have similar seasonality. Also, any unusually severe weather conditions in some markets may impact the demand for our vehicles. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

In addition, we expect our period-to-period operating results to vary based on our operating costs which we anticipate will increase significantly in future periods as we, among other things, design, develop and manufacture our supercars, increase the production capacity at our manufacturing facilities to produce our supercars, incur costs for warranty repairs or product recalls, if any, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.

If we are unable to establish and maintain confidence in our long-term business prospects among consumers, analysts and within our industry, then our financial condition, operating results, and business prospects may suffer materially

Our vehicles are highly technical products that require maintenance and support. As a result, consumers may be less likely to purchase our vehicles if they are not convinced that our business will succeed and continue to be available to provide them with required maintenance and support. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts and other parties in our liquidity and long-term business prospects. In contrast to some more established automakers, we believe that, in our case, the task of maintaining such confidence may be particularly complicated by factors such as the following:

- our history of operating losses, including that of our predecessor;
- our limited revenues and lack of profitability to date;
- unfamiliarity with or uncertainty about our high-performance vehicles and supercars;
- uncertainty about the long-term marketplace acceptance of alternative fuel vehicles generally, or electric vehicles specifically;
- our need for ongoing infusions of external capital to fund our operations;

- the size of our expansion plans in comparison to our existing capital base and scope and history of operations; and
- the prospect of, or actual emergence of direct, sustained competitive pressure from more established automakers, which may be more likely if our initial efforts are perceived to be commercially successful.

Any negative perceptions about our long-term business prospects may make it more difficult to raise additional funds when needed.

We may not succeed in maintaining and strengthening the Saleen brand, which would materially and adversely affect customer acceptance of our vehicles and our business, revenues, and prospects including our ability to raise capital

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the Saleen brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our high-performance vehicles and future planned supercars. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high-quality high-performance vehicles.

In addition, we expect that our ability to develop, maintain and strengthen the Saleen brand will also depend heavily on the success of our marketing efforts. To date, we have limited experience with marketing activities as we have relied primarily on the Internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio, and print.

The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors have greater name recognition, broader customer relationships, and substantially greater marketing resources than we do.

If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

If we fail to manage future growth effectively as we rapidly grow our company, we may not be able to produce, market, sell and service our vehicles successfully. We intend to expand our operations significantly going into the electric car market, which is a new direction for our Company. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully

Risks that we face in undertaking this expansion include:

- finding and training new personnel;
- forecasting production and revenue;
- controlling expenses and investments in anticipation of expanded operations;
- establishing or expanding design, manufacturing, sales and service facilities;
- implementing and enhancing manufacturing and administrative infrastructure, systems, and processes
- addressing new markets; and
- expanding international operations.

We intend to continue to hire a significant number of additional personnel, including manufacturing personnel, design personnel, engineers and service technicians for our high-performance vehicles. Because our high-performance vehicles are based on a different technology platform than traditional internal combustion engines, individuals with sufficient training in high performance vehicles may not be available to hire, and we will need to expend significant time and expense training the employees we do hire. Competition for individuals with experience designing, manufacturing and servicing high performance vehicles is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

If we are unable to attract and/or retain key employees and hire qualified management, technical vehicle engineering, and manufacturing personnel, our ability to compete could be harmed. In particular, we are highly dependent on the services of Steve Saleen, our Chief Executive Officer

The Company's success is highly dependent on its ability to attract, retain, and develop qualified personnel across various functions, including sales, marketing, design, development, operations, finance, legal, and human resources. As the Company grows, competition for skilled talent may intensify, and there is no guarantee that the Company will be able to recruit or retain the individuals necessary to execute its business plan effectively. Mistakes in hiring or failure to adequately train and develop employees could negatively impact operations and financial performance.

In particular, the Company is significantly reliant on the leadership and vision of its founder and CEO, Steve Saleen. Mr. Saleen is a central figure in the Company's brand identity and strategic direction, much like Carroll Shelby was to Shelby American. The loss of Mr. Saleen—whether due to departure, incapacity, or other unforeseen circumstances—could be devastating to the Company's operations, reputation, and long-term prospects. Such an event could materially and adversely affect the value of your investment.

We are subject to extensive and evolving environmental, labor, safety, and other governmental regulations that could impose significant costs and adversely affect our operations

Our business and manufacturing operations are subject to extensive international, federal, state, provincial, and local laws and regulations, including environmental, health and safety, labor and employment, and motor vehicle industry regulations. These laws govern, among other things, the use, handling, storage, disposal, and human exposure to hazardous materials; workplace safety; wages and overtime; employee benefits; unionization; vehicle manufacturing standards; emissions and fuel economy requirements; and the sale and export of motor vehicles.

Compliance with these regulations is costly, complex, and subject to change. We have incurred, and expect to continue to incur, significant capital and operating expenses to comply with applicable environmental, health and safety, labor, and automotive regulations. Future changes in these laws or their interpretation may require us to modify our manufacturing processes, workplace practices, distribution model, or vehicle designs, any of which could result in increased costs, delays, or operational disruptions.

We may also face liability under environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), and similar state or foreign statutes, for the investigation and remediation of contaminated soil, groundwater, or buildings at properties we own or operate, regardless of fault. Such liability could include significant remediation costs, natural resource damages, fines, and penalties. In addition, delays in obtaining or maintaining required environmental or operational permits or approvals could adversely affect our ability to operate our manufacturing facilities on our anticipated timelines.

Our operations may also be adversely affected by labor and employment regulations and related risks. Although none of our employees are currently represented by a labor union, unionization efforts by employees or work stoppages by unionized suppliers or logistics providers could increase our labor costs, disrupt operations, or delay vehicle production and deliveries. In addition, changes in employment laws or regulations—such as minimum wage increases, overtime requirements, mandated benefits, healthcare obligations, tax reporting requirements, or increased employment-related litigation—could increase our operating costs and reduce our flexibility in managing our workforce.

The automotive industry is also subject to evolving regulatory requirements relating to fuel economy, greenhouse gas emissions, vehicle safety standards, and exports. Changes to regulations such as Corporate Average Fuel Economy (CAFE) standards, EPA emissions rules, or export controls could increase compliance costs, limit our design or manufacturing options, or reduce demand for certain vehicles. Regulators may also adopt or interpret regulations in ways that favor larger, established manufacturers, placing us at a competitive disadvantage.

Failure to comply with applicable laws and regulations could result in fines, penalties, third-party claims, suspension of production, or cessation of certain operations. Any of the foregoing could materially and adversely affect our business, financial condition, operating results, and prospects.

Our business may be adversely affected by union activities

None of our employees are currently represented by a labor union. However, union representation is common in the automotive industry, and our employees may seek to unionize, or we may otherwise be required to engage in collective bargaining or become a union signatory in the future. Unionization could increase our labor costs, limit operational flexibility, or result in work stoppages or labor disputes.

In addition, we rely directly and indirectly on third parties with unionized workforces, including certain suppliers, logistics providers, and transportation companies. Labor actions, strikes, slowdowns, or work stoppages affecting these third parties could disrupt our supply chain, delay the manufacture or delivery of our high-performance vehicles, and adversely affect our operations.

Any increase in labor costs, labor-related disruptions, or reduced operational flexibility resulting from union activities could negatively impact our profitability, production timelines, and overall business performance.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims

We may become subject to product liability claims. The automobile industry experiences significant product liability claims and we face an inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given the limited number of vehicles delivered to date and limited field experience of those vehicles. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates. We currently do not maintain product liability or other related insurance and as such, any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business, and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

We may be compelled to undertake product recalls, which could adversely affect our brand image and financial performance

Any product recall in the future may result in adverse publicity, damage our brand and adversely affect our business, prospects, operating results, and financial condition. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles prove to be defective or noncompliant with applicable federal motor vehicle safety standards. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image in our target markets and could adversely affect our business, prospects, financial condition and results of operations.

Our current and future warranty reserves may be insufficient to cover future warranty claims

If our warranty reserves are insufficient to cover warranty claims on our vehicles, our business, financial condition, operating results, and prospects could be materially and adversely affected. We provide a three-year or 36,000-mile New Vehicle Limited Warranty with each Saleen Signature Series vehicle and a 12-month or 12,000-mile bumper-to-bumper warranty on our supercars. These warranties apply to installed parts and assemblies in our high-performance vehicles.

Unaltered components are generally covered under the original manufacturer's warranty of the underlying OEM base vehicle. However, OEM manufacturers may deny warranty claims on such components if issues are determined to result from our modifications or integration work. If such claims are denied and we are unable to successfully contest those determinations, we may be required to bear the associated repair or replacement costs.

We have limited historical experience with warranty claims for our vehicles and limited data on which to base estimates of expected warranty costs. Although warranty claims to date have been minimal, future claims could be higher than anticipated and result in significant and unexpected expenses. There can be no assurance that our existing or future warranty reserves will be adequate to cover all claims. If actual defect rates, repair frequencies, or replacement costs differ materially from our assumptions, we may be required to increase warranty reserves, which could adversely affect our results of operations and liquidity.

Our facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable events

Our corporate headquarters and factory in Corona are located in southern California, a region known for seismic activity. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, computer viruses, pandemics or other events occur, or our information system or communications network breaks down or operates improperly, our headquarters and production facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products. In addition, our lease for our Corona facility permits the landlord to terminate the lease following a casualty event if the needed repairs are in excess of certain thresholds and we do not agree to pay for any uninsured amounts. We may incur expenses relating to such damages, which could have a material adverse impact on our business, operating results and financial condition.

Risk Related to Outstanding Obligations to Chief Executive Officer

The Company has outstanding financial obligations to its Chief Executive Officer, Steve Saleen, including accrued compensation and amounts owed in respect of prior loans made by Mr. Saleen to support the Company's operations. As of March 31, 2024, such obligations consisted of approximately $6,356 in loans and $1,497,597 in accrued payroll. As of March 31, 2025, the Company had a receivable from Mr. Saleen of $122,186, which represents a non-interest-bearing advance and is included in due from related party in the accompanying financial statements; the total amount of accrued compensation due to Mr. Saleen was $35,154.

These obligations represent liabilities of the Company that may require cash settlement or other consideration, which could adversely affect the Company's liquidity and financial condition. While the Company may seek to defer, restructure, or otherwise manage these obligations, there can be no assurance that such arrangements will be available on favorable terms, or at all.

In addition, because these obligations are owed to a related party, they may create conflicts of interest between the Company and Mr. Saleen. Decisions regarding the timing, manner, and terms of repayment may not be made on terms equivalent to those that would be available with an unaffiliated third party.

The existence of significant accrued but unpaid compensation may also raise concerns among potential investors, creditors, and other stakeholders regarding the Company's financial position and ability to meet its obligations as they come due.

RISKS CONCERNING INTELLECTUAL PROPERTY AND CYBERSECURITY

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of patents or trademarks inquiring whether we infringe their proprietary rights. Companies holding patents or other intellectual property rights relating to our base vehicles may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to do one or more of the following:

- cease selling, incorporating or using vehicles that incorporate the challenged intellectual property;
- pay substantial damages;
- obtain a license from the holder of the infringed intellectual property right, which license may not be available on
reasonable terms or at all; or
- redesign our vehicles.

A successful claim of infringement against us or our failure or inability to obtain a license to the infringed technology could materially adversely affect our business. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management attention.

We also license patents and other intellectual property from third parties, and we may face claims that our use of this in licensed technology infringes the rights of others. In that case, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses.

The protection provided by the patent laws is and will be important to our future opportunities. However, such patents and agreements and various other measures we take to protect our intellectual property from the use by others may not be effective for various reasons, including the following:

- our pending patent applications may not result in the issuance of patents;
- our patents, if issued, may not be broad enough to protect our proprietary rights;
- the patents we have been granted may be challenged, invalidated or circumvented because of the pre-existence of similar patented or unpatented intellectual property rights or for other reasons;
- the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement impracticable;
- current and future competitors may independently develop similar technology, duplicate our vehicles or design new vehicles in a way that circumvents our patents; and
- our in-licensed patents may be invalidated or the holders of these patents may seek to breach our license arrangements.

Existing trademark and trade secret laws and confidentiality agreements afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and policing the unauthorized use of our intellectual property is difficult.

Saleen is vulnerable to hackers and cyberattacks

At this time, we do not consider ourselves an internet-based company. To the extent that our patents and other proprietary information, including trade secrets, are stored online, in the cloud or on our hard drives and servers, we may be vulnerable to hacking and theft of our intellectual property. We also face risk to the extent the dealerships that sell our cars to customers may be hacked in order to obtain personal and financial information about our customers. Our limited financial resources at this time means that we may not be able to expand the types of services needed to protect against hacking or other disruption of our ability to continue our work online. The theft or loss of intellectual property, or the inability to continue working online, could have the material adverse effect of slowing or stopping development and manufacture of our vehicles, which could have a material adverse impact on our results of operations and financial condition.

RISKS RELATED TO THE COMPANY's SECURITIES AND THIS OFFERING

The Company Is Conducting a Concurrent Rule 506(c) Offering, Which May Result in Dilution and Adversely Affect the Value of the Securities Offered Hereby

The Company is concurrently conducting a separate private offering of securities pursuant to Rule 506(c) of Regulation D under the Securities Act of 1933 (the "Rule 506(c) offering"). The Rule 506(c) offering is being conducted pursuant to a different exemption from registration and is independent of this Regulation Crowdfunding offering.

The Rule 506(c) offering may result in the issuance of additional securities, including securities issued at different price points or with different economic or incentive structures than the securities offered in this Regulation Crowdfunding offering. As a result, the Company's capitalization, ownership structure, and per-share value following the completion of one or both offerings may differ materially from the capitalization that would result if only this Regulation Crowdfunding offering were completed.

Investors in this Regulation Crowdfunding offering may experience dilution as a result of securities issued in the Rule 506(c) offering, including dilution that may occur shortly after an investor's purchase of securities in this Regulation Crowdfunding offering. Such dilution could reduce an investor's ownership percentage or the value of the securities purchased in this offering.

There can be no assurance that the Company will raise any particular amount in this Regulation Crowdfunding offering or in the Rule 506(c) offering, or that the aggregate proceeds raised from one or both offerings will be sufficient to implement the Company's business plan or achieve its objectives. The completion, size, timing, pricing, and terms of the Rule 506(c) offering are not dependent upon the completion or timing of this Regulation Crowdfunding offering, and vice versa.

Investors in this Regulation Crowdfunding offering will not have any approval, consent, or control rights with respect to the terms, pricing, structure, or results of the Rule 506(c) offering. Each offering is intended to independently satisfy the requirements of the exemption under which it is conducted, and the completion or structure of one offering does not affect the validity of the other.

Different bonus share structures in concurrent offerings may result in differential economic outcomes for investors

The Company is concurrently conducting a private offering of securities pursuant to Rule 506(c) of Regulation D to accredited investors. Investors participating in the Rule 506(c) offering may be eligible to receive Bonus Shares at higher percentages or thresholds than investors participating in this Regulation Crowdfunding offering. Investors in the Rule 506(c) offering must be accredited and are admitted only after verification of their status. This Regulation Crowdfunding offering is conducted exclusively through the Intermediary and is subject to separate eligibility requirements, investor processes, and regulatory obligations.

Although the securities offered in the Regulation Crowdfunding offering and the Rule 506(c) offering are the same, the different bonus share structures applicable to each offering may result in different effective purchase prices, ownership percentages, and dilution outcomes for investors. These differences are based on the distinct regulatory frameworks and eligibility requirements applicable to each offering, and investors should carefully consider the terms of this offering independently of any other offering conducted by the Company.

The existence of a concurrent Rule 506(c) offering may affect the capital structure and value of the Company's securities

The Company is concurrently conducting a separate offering of securities pursuant to Rule 506(c) of Regulation D under the Securities Act (the "Rule 506(c) offering"), which is independent of this Regulation Crowdfunding offering (this "Reg CF offering"). The Rule 506(c) offering may result in the issuance of additional securities, including securities issued at different price points or with different economic or incentive structures (such as bonus securities) than the securities offered in this Reg CF offering.

As a result, the Company's capitalization, ownership structure, and per-share value following the completion of one or both offerings may differ materially from the capitalization that would result if only this Reg CF offering were completed. Investors in this Reg CF offering may experience dilution as a result of securities issued in the Rule 506(c) offering, including dilution that may occur shortly after an investor's purchase of securities in this Reg CF offering.

There can be no assurance that the Company will raise any particular amount in this Reg CF offering or in the Rule 506(c) offering, or that the aggregate proceeds raised from one or both offerings will be sufficient to achieve the Company's business objectives. The completion, size, timing, pricing, and terms of the Rule 506(c) offering are not dependent upon the completion or timing of this Reg CF offering, and vice versa.

Investors in this Reg CF offering will not have any approval rights, consent rights, or control over the terms, pricing, structure, or results of the Rule 506(c) offering. Each offering is intended to independently satisfy the requirements of its applicable exemption under the Securities Act, and the completion or structure of one offering does not affect the validity of the other. The Company intends for this Regulation Crowdfunding offering and the concurrent Rule 506(c) offering to qualify for separate exemptions from registration under the Securities Act. The Company is relying on the integration safe harbor provided under Rule 152(a) under the Securities Act, pursuant to which offerings conducted in compliance with separate exemptions will not be integrated if each offering independently satisfies the conditions of its applicable exemption.

Investors will have no ability to impact or otherwise influence corporate decisions of the Company

The subscription agreement that investors will execute in connection with this Reg CF offering grants an irrevocable proxy to the Company's CEO to vote their Shares of Common Stock on all matters put to a vote of the stockholders. Furthermore, transferees of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock,. For more information, see "Securities Being Offered – Common Stock – Voting Rights; Proxy."

We expect to raise additional capital through offerings of equity and convertible securities and to provide our employees with equity incentives. Therefore, your ownership interest in the Company is likely to continue to be diluted

Our current strategic initiatives require substantial capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. The Company may offer additional Shares of its Common Stock and/or other classes of equity or debt that convert into Shares of Common Stock, any of which offerings would dilute the ownership percentage of investors in this Reg CF offering. Also, we may in the future adopt an employee equity incentive plan, which may also cause dilution to your investment. See "Dilution."

Any valuation at this stage is difficult to assess

The valuation for this Reg CF offering was established by the Company and is unrelated to its historical financial performance. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of companies that have an incomplete reporting history, is difficult to assess and you may risk overpaying for your investment.

This Reg CF offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have

We may conduct closings on funds tendered in this Reg CF offering at any time. At that point, investors whose subscription agreements have been accepted will become our shareholders. We may file supplements to our Form C reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

If Saleen runs out of cash and is not able to successfully raise additional capital, it may need to liquidate the business

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. We are dependent on our ability to raise additional funds until we generate sufficient revenue to cover our operating costs and other working capital needs. If we are unable to raise enough capital we may not be able to complete prototypes. Even if we complete our prototypes, we may still not generate enough revenue to commence manufacturing and marketing our supercars without seeking additional financing. If we run out of cash and financing options, we may need to liquidate the Company. For this reason, each purchaser should read this Reg CF offering and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Our management has discretion as to use of proceeds

The net proceeds from this Reg CF offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Reg CF offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Reg CF offering. Investors for the Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor

In order to invest in this Reg CF offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Reg CF offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement

Investors in this Reg CF offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the Shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the Shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

There is no current market for our Common Stock, so you may not be able to sell your Shares

There is no formal marketplace for the resale of the Company's Common Stock and the Company currently has no plans to list any of its Shares on any over-the-counter (OTC), or similar, exchange. These securities are illiquid and there will not be an official current price for them, as there would be if the Company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their Shares as collateral. Since the Company has not established a trading forum for the Common Stock, there will be no easy way to know what the Common Stock is "worth" at any time. Moreover, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If such a liquidity event does not occur, investor could be left holding their Shares until the Company runs out of capital and liquidates.

Anti-takeover provisions may limit the ability of another party to acquire our company, which could cause our stock price to decline

Our certificate of incorporation, bylaws, and Delaware law contain provisions that could discourage, delay, or prevent a third party from acquiring the Company, even if such a transaction may be beneficial to stockholders.

In addition, holders of our Series B Preferred Stock have special voting rights upon the occurrence of a "change of control" as defined in the applicable Certificate of Designation. Under that definition, a change of control occurs if individuals who constituted the Company's board of directors as of the date the Series B Preferred Stock was first issued, together with any subsequently approved directors, cease to constitute a majority of the board. Following such an event, the holders of a majority of the outstanding Series B Preferred Stock, voting as a separate class, have the right to elect a majority of the Company's board of directors and to remove and replace such directors.

These provisions, individually or in combination, could make it more difficult for a third party to acquire control of the Company, may discourage potential acquisition proposals, and could limit the price that investors might be willing to pay for shares of our common stock.

Dilution

Dilution refers to a reduction in the economic value, ownership percentage, voting power, or earnings per Share of the securities held by an investor.

Immediate Dilution

The Shares offered in this Reg CF offering will dilute the ownership interests of existing stockholders, and investors participating in this Reg CF offering will experience immediate dilution because the price per Share they pay may be higher than the price paid by founders, early employees, or prior investors. Such earlier issuances often occur at lower cash cost because those holders contributed services, intellectual property, or assumed greater risk at earlier stages of the Company's development. As a result, investors in this Reg CF offering may pay more per Share than earlier stockholders for securities representing the same ownership interest.

Future Dilution

Investors in this Reg CF offering may also experience future dilution as a result of actions taken by the Company after the completion of this Reg CF offering. The Company may issue additional equity securities to raise capital, compensate employees or consultants, or in connection with acquisitions, strategic transactions, or the conversion or exercise of outstanding or future convertible securities, warrants, or stock options. Any such issuance would reduce the percentage ownership of existing investors.

Future issuances of securities may result in:

- Value dilution, if the issuance occurs at a price lower than the price paid by investors in this Reg CF offering;
- Ownership and voting dilution, as investors will own a smaller percentage of the Company; and
- Earnings dilution, if the Company generates profits or declares dividends in the future.

The Company expects that additional capital will be required to fund operations and pursue its business objectives, and there can be no assurance that future financings will be conducted on terms favorable to investors in this Reg CF offering, or at all.

As a result, the ownership percentage, voting power, and potential economic value of the Shares purchased in this Reg CF offering may be materially diluted by future actions of the Company.

The transferability of the Securities you are buying is limited

The securities offered are subject to transfer restrictions under federal law. Specifically, for a period of 12 months following your purchase, you may not sell, transfer, or otherwise dispose of these securities unless the transaction qualifies for an exemption under Regulation Crowdfunding or another applicable exemption. Furthermore, there is currently no public market for these securities, and one may never develop. As a result, you may find it difficult or impossible to sell your investment at your desired time or price. While the Company may be acquired in the future, such an event is speculative and not guaranteed. If an acquisition does occur, it may not result in a favorable return and could lead to a partial or total loss of your investment.

Your investment could be illiquid for a long time

Investors should be aware that the securities offered are illiquid and may remain so for an extended period. You should be prepared to hold your investment for several years or longer. For the first 12 months following your purchase, federal securities laws restrict your ability to resell or transfer these securities, except in limited circumstances. Additionally, there is currently no public market for these securities, and one may never develop. This means that if you wish to sell your investment in the future, you may not be able to find a buyer or may face significant difficulty doing so. While it is possible that the Company could be acquired by another entity in the same or a related industry, such an event is speculative and not guaranteed. If an acquisition does occur, it may not result in a favorable return and could lead to a partial or total loss of your investment.

Terms of subsequent financings may adversely impact your investment

The Company expects that additional capital will be required to fund operations and pursue its business objectives, and such capital may be raised through the issuance of common stock, preferred stock, debt securities, or other financing arrangements. Any future financing may be conducted on terms that are more favorable to new investors than to investors in this Reg CF offering.

In particular, the Company may issue preferred stock with rights, preferences, and privileges senior to Common Stock, including liquidation preferences, dividend rights, redemption features, or enhanced voting or control rights. The issuance of such securities could disadvantage holders of Common Stock with respect to distributions, control, or value.

In addition, future debt financings could require the Company to incur interest expense and financial covenants, increasing fixed obligations and potentially limiting operational flexibility. If the Company raises additional equity capital, such securities may be issued at prices lower than the price paid in this Reg CF offering, which could materially dilute the value of the Common Stock.

There can be no assurance that future financings will be available on favorable terms, or at all, and any such financing could materially and adversely affect the value and rights associated with the Common Stock.

We may not have enough capital as needed and may be required to raise more capital

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates may be favorable, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Some of our products are still in development phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a model for our Saleen Original Series S11. Delays or cost overruns in the development of our Saleen Original Series and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

We Have Been Involved in Legal Proceedings and Regulatory Actions

The Company has been involved in various legal proceedings and disputes arising in the ordinary course of business, some of which have resulted in settlements, installment payment obligations, or judgments against the Company. Certain of these obligations remain outstanding. The Company may be required to use a portion of the proceeds from this Reg CF offering or other available cash resources to satisfy these obligations. If the Company is unable to meet its settlement or judgment obligations as they become due, it could be subject to additional legal actions, enforcement proceedings, increased costs, or reputational harm, any of which could have a material adverse effect on the Company's business, financial condition, and the value of an investment in its securities.

Certain of Our Subsidiaries Are Subject To Tax Liens

Certain of the Company's subsidiaries are subject to tax liens arising from unpaid state tax obligations. Saleen Sales Corporation currently has outstanding tax liens issued by the State of California in an aggregate amount of approximately $61,447, which the Company is addressing in good faith and seeking to resolve through settlement or payment arrangements. In addition, Saleen Signature Cars has outstanding state tax liens in Wisconsin in the amount of approximately $702, in Michigan in the amount of approximately $6,872, and in Alabama in an aggregate amount of approximately $4,712.

While these liens relate to subsidiary entities and are not currently expected to materially impair the Company's operations, the failure to resolve existing liens or the occurrence of additional tax liens could result in enforcement actions by taxing authorities, including penalties, interest, restrictions on assets, or limitations on the Company's ability to obtain third-party financing. Any such outcomes could adversely affect the Company's business, financial condition, and prospects.

Neither the Reg CF offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company

No governmental agency has reviewed or passed upon this Reg CF offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Reg CF offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline

The Company may extend this Reg CF offering deadline beyond what is currently stated herein; provided, however, that any such extension will be made in compliance with Regulation Crowdfunding, including the filing of an amendment to the Company's Form C (a "Form C/A"), which shall include updated disclosures and updated financial statements to the extent required under applicable rules.

In the event of such an extension, your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount beyond the original Reg CF offering deadline. During this period, your investment will not accrue interest and will remain in escrow until either:

   (a) the extended Reg CF offering deadline is reached without the Company receiving the Minimum Amount, at which time your investment will be returned to you without interest or deduction; or
   (b) the Company receives the Minimum Amount, at which time the funds will be released to the Company for use as described herein.

Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you in accordance with the terms of this Reg CF offering.

The Securities will be equity interests in the Company and will not constitute indebtedness

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

The Company does not anticipate paying any cash dividends for the foreseeable future

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Shares of common stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The issuance of bonus Shares may result in significant dilution to investors

In connection with this Reg CF offering, the Company may issue additional securities in the form of Bonus Shares to investors based on factors such as the timing of the investment and the dollar amount invested. The issuance of such bonus Shares will increase the number of outstanding securities of the Company and may dilute the ownership interests of investors who do not receive bonus Shares, as well as investors who receive bonus Shares at lower percentages.

The extent of dilution resulting from the issuance of bonus Shares cannot be precisely determined at this time and will depend on the number of investors participating in this Reg CF offering, the amounts invested, and the applicable bonus share structures. Investors should not rely on any particular ownership percentage or implied valuation when making an investment decision.

Different bonus share structures in concurrent Rule 506(c) offering may result in differential economic outcomes for investors

The Company is concurrently conducting a private offering of securities pursuant to Rule 506(c) of Regulation D to accredited investors. Investors participating in the concurrent Rule 506(c) offering may be eligible to receive bonus Shares at higher percentages or thresholds than investors participating in this Regulation Crowdfunding offering.

Although the securities offered in this Regulation Crowdfunding offering and the concurrent Rule 506(c) offering are the same, the different bonus share structures applicable to each offering may result in different effective purchase prices, ownership percentages, and dilution outcomes for investors. These differences are based on the distinct regulatory frameworks and eligibility requirements applicable to each offering, and investors should carefully consider the terms of this Reg CF offering independently of any other offering conducted by the Company.

Future financings, including financings with incentives or preferential terms, may further dilute investors

The Company expects that it may need to raise additional capital in the future. Such financings may involve the issuance of equity or equity-linked securities, potentially with incentives, discounts, Bonus Shares, or other terms that are more favorable than those offered in this Regulation Crowdfunding offering.

Any future issuances of securities could result in further dilution to investors and could adversely affect the value of the securities purchased in this Reg CF offering.

BUSINESS

HISTORY OF THE BUSINESS

Saleen Automotive, Inc. (the "Company," "Saleen," "we," "us," or "our") was incorporated in the State of Delaware on August 6, 2021, and is headquartered at 2735 Wardlow Road, Corona, California. The Company functions as a holding company. Its operating subsidiary is SLN Merger Sub, LLC, a Delaware limited liability company.

On August 13, 2021, SLN Merger Sub, LLC completed a statutory merger with Saleen Automotive, Inc., a Nevada corporation originally incorporated on June 24, 2011 (the "Nevada Predecessor"). Pursuant to the merger, the Nevada Predecessor merged into SLN Merger Sub, LLC, which survived the transaction, and Saleen Automotive, Inc. (Delaware) became the parent holding company of the combined business.

The Nevada Predecessor had previously become a public company through a reverse-merger transaction completed on June 26, 2013, in which Saleen-related operating entities were combined with a public Nevada shell company. That transaction was treated as a recapitalization for accounting purposes, and the public company thereafter operated under the name Saleen Automotive, Inc.

SLN Merger Sub, LLC currently wholly owns Saleen Sales Corporation, a California corporation formed in 2013, and Saleen Signature Cars, a California corporation formed in 2008. These entities conduct the Company's core operating activities.

DESCRIPTION OF THE BUSINESS

We currently provide or intend to provide the following products and services:

Saleen OEM

We plan to manufacture a redesigned Saleen S7 supercar ("S7"), a limited production supercar with an approximately 1,500-horsepower engine capable of operating on E85 fuel, at our production facility in Corona, California. We are also developing a new American supercar, the S11.

The term supercar generally refers to an expensive (typically $250,000 or more), limited production, high-performance sports car capable of reaching speeds in excess of 180 miles per hour and often featuring a centrally located engine.

The S11 remains in the design and development stage. The Company currently anticipates achieving a final design by January 2027. Following a design freeze, the Company expects that it will take approximately 2 to 2.5 years to complete engineering, validation, and production readiness prior to commencing commercial production. There can be no assurance that the S11 will be completed within this timeframe or successfully brought to market.

Saleen S1

The Company has plans to complete the engineering and certification of the Saleen S1, which has been designed for the U.S. market. The Company intends to manufacture the Saleen S1 in the United States. The S1 program is currently paused as management reassesses timing and market conditions.

The S1 represents the Company's entry into the high-performance sports car segment. A high-performance vehicle is an automobile designed and constructed specifically for speed, performance, and driving dynamics. The design and construction of such vehicles require not only a capable powertrain, but also integrated handling, suspension, and braking systems to support performance objectives and ensure overall vehicle balance and safety under high-performance conditions.

The Company expects that, upon receipt of additional funding required to complete final certification activities—including, but not limited to, airbag systems, lighting components, and emissions compliance—it will take approximately an additional 12 to 18 months to complete certification and achieve production readiness for the Saleen S1. There can be no assurance that the S11 will be completed within this timeframe or successfully brought to market.

Saleen Signature Cars

Our Saleen Signature Cars are built from base chassis of major American automobile manufacturers, including Ford Mustangs and Ford trucks. We are also working on the development of the Saleen Bronco. We are a specialist in vehicle design, engineering, and manufacturing focusing on the mass customization (the process of customizing automobiles that are mass-produced by manufacturers) of American sports and electric vehicles and the production of high-performance USA-engineered sports cars. Saleen-branded products include a line of high performance and upgraded muscle and electric cars, automotive aftermarket specialty parts and lifestyle accessories. Muscle cars are any of a group of American-made 2-door sports coupes with powerful engines designed for high performance driving. Our main retail outlets for Saleen Signature Cars are authorized Ford and exotic car dealers.

Technology, Design and Engineering Capabilities

We believe the core competencies of our company are high performance car design and vehicle engineering. Our engineering team is staffed with experienced and dedicated professionals with a wide range of expertise in providing design, analysis, and prototyping and validation capabilities to the global vehicle industry. We offer in-house expertise in areas ranging from chassis, body and power train, NVH (noise, vibration, harshness) engineering, electrical systems, thermal systems and CAE (computer aided engineering). We provide seamlessly integrated services in a broad range of engineering disciplines through a unique mix of automotive engineering expertise and motorsports carefully matched to their position specifications. Our engineering team utilizes the most technically advanced engineering tools available in a results-driven and highly stimulating environment.

Our product development methodology is designed to ensure a disciplined and quantifiable approach that emphasizes quality
and progress accountability as follows:

- Market Definition and Potential
- Product Definition
- Realistic Revenue Targets
- Design and Engineering
- Prototyping
- Testing
- Volume Production Engineering
- Product Launch
- Success Reporting and Measurement
- Product Evolution

Over a career spanning more than 40 years, our founder, Steve Saleen, has developed his core competency in the design, engineering, manufacturing, marketing and sales of high-performance vehicles as well as developed or acquired the technology to apply the same processes to the production of high-performance vehicles. Specifically, we have expertise with respect to the following:

- Engineering Capabilities
- Suspension & Chassis
- Powertrain
- Certification
- Engineering Tools
- CAD Systems
- Data Acquisition Systems
- ETAS Calibration Tools
- Crash Simulation Software
- Suspension Simulation Software
- CFD, Fluid Simulation Software
- Design and Prototyping Capabilities
- Style & Design Center
- Full product development from the first sketch to final production
- Manufacturing and Assembly

Our manufacturing and assembly teams collaborate regularly with the engineering development team to ensure that the appropriate processes, tooling, sourcing, and timing is considered early in every program. Sharing of ideas throughout the business ensures that every aspect of a program is considered and understood by the entire enterprise.

We utilize the most current design, testing and prototyping systems in our manufacturing process, some of which include: Adams Kinematics - CAD (Computer Aided Design) - CFD

(Computational Fluid Dynamics) - FEA (Finite Element Analysis) — CAM (Computer Aided Machining) - Rapid Prototyping - Machine Tools - Composites Manufacturing – Wind Tunnel – Pam Crash for crash simulation and design of occupant safety systems.

We plan to operate as a global high-performance automotive brand and expand our production, sales and marketing operations extensively within the markets of the USA and into multiple international markets. In addition, we market our expertise in specialized engineering and design services to third party clients, including major automotive manufacturers and movie producers. Our long-term plans include opening our own retail outlets across the United States. Based on current sales of supercars, we believe that there is a growing global market for dependable, American-made supercars offering demonstrably superior performance with revolutionary styling and design characteristics.

In addition, during 2026, the Company has engaged in confidential discussions with two automotive manufacturers regarding potential strategic relationships, including opportunities to provide design services and/or undertake contract or offloaded manufacturing services. These discussions are in the preliminary stages, and no definitive agreements have been executed. There can be no assurance that these discussions will progress, result in binding agreements, or lead to any commercial engagements.

BUSINESS PLAN

The Company generates revenue through the design, development, manufacture, and sale of high-performance automobiles. Currently, the substantial majority of the Company's revenues are derived from the Saleen Signature Series, which consists of high-performance vehicles based on the chassis of select Ford automobiles, including the Ford Mustang, Ford F-150, and Ford Bronco. These vehicles are enhanced by the Company through performance, design, and engineering modifications and are sold primarily through high-volume Ford dealerships.

The Company also intends to expand its revenue base through the development and future production of the Saleen Original Series, which are proprietary Saleen-designed vehicles engineered by the Company. The Saleen Original Series concepts remain under development, and there can be no assurance that such vehicles will be successfully commercialized or generate meaningful revenue.

As part of this initiative, the Company is developing the S11, a next-generation performance vehicle that has been presented to the public in conceptual and design form, including a full-scale clay model and design sketches displayed during an exhibition at LeMay – America's Car Museum. The S11 is currently in the development stage, and key vehicle specifications, including powertrain, aerodynamics, and chassis details, continue to evolve.

The Company's current distribution strategy consists primarily of sales through authorized Ford dealerships for its Signature Series offerings. The Company is also evaluating alternative distribution methods for future proprietary vehicles, including potential direct-to-consumer models, subject to regulatory considerations, capital availability, and operational feasibility. There can be no assurance that any such distribution strategies will be successfully implemented.

THE COMPANY'S PRODUCTS AND/OR SERVICES

Product / Service	Description	Current Market
Tuning (Signature Cars)	The Company builds upon a Ford chassis, adding value and customizing the car to perform as close to race spec as possible	Ford dealerships nationwide
Proprietary Cars	e.g. the Model S7; the race-track only S1; and the S11, currently in design phase.	luxury motorcar retail model
Automotive Engineering Consulting	Performance engineering consulting to worldwide automotive manufacturers	automotive manufacturers
Licensing	Licensing Saleen brand in exchange for a royalty	merchandising industry

Some proceeds of this Reg CF offering will go towards the cost of bringing the S1 to market. Such costs include R&D related to safety certifications.

Current distribution methods: High-volume Ford dealerships (tuning business); For the S1, we plan to use a retail model (e.g. Tesla).

COMPETITION

The automotive industry is highly competitive and characterized by rapid technological change, evolving consumer preferences, and significant capital requirements. The Company competes with a wide range of well-established automotive manufacturers and specialty vehicle producers, many of which have substantially greater financial, manufacturing, marketing, and distribution resources than the Company.

The Company's competitors include major global automobile manufacturers that produce performance, luxury, and specialty vehicles, such as Ford, Chevrolet, Jeep, Dodge, Cadillac, Lexus, Infiniti, Acura, Genesis, Porsche, Ferrari, Lamborghini, McLaren, BMW, Audi, and Mercedes-Benz. The Company also competes with niche and specialty vehicle manufacturers and aftermarket performance brands, including Hennessey Performance Engineering, Shelby American, and Roush Performance.

The Company's vehicles compete across multiple segments of the automotive market, including performance-oriented vehicles derived from mass-market platforms, premium luxury vehicles, and low-volume high-performance and specialty vehicles. Many of the Company's competitors benefit from greater economies of scale, broader product lines, established dealer and service networks, and greater brand recognition.

Competition in these markets is based on a variety of factors, including vehicle performance, price, quality, brand reputation, design, technology, customer service, and the ability to comply with regulatory requirements. There can be no assurance that the Company will be able to compete successfully against existing or future competitors, many of whom may introduce new or improved products more quickly or at lower cost than the Company.

SUPPLY CHAIN AND CUSTOMER BASE

We use over 1,000 purchased parts, which we source globally from over 100 suppliers, many of whom are currently our single source suppliers for these components. We have developed close relationships with several key suppliers particularly in the procurement of body components and certain other key system parts. While we obtain components from multiple sources whenever possible, similar to other automobile manufacturers, many of the components used in our vehicles are purchased by us from a single source. We are currently expanding our supplier sources to reduce the risk of a single source supplier adversely affecting our operations. We will continue our efforts to reduce our dependence on single source suppliers. For more detail, please see also "Risk Factors – "We are dependent on our suppliers, the vast majority of which are single source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our vehicles in a timely manner at prices, quality levels, and volumes acceptable to us would have a material adverse effect on our business," and "Risk Factors — Our relationships with our suppliers may be impacted by our financial condition."

The principal supplier for the Company is Ford Motor Co., along with proprietary vendors, custom fabricators, and national vendors.

The Company is dependent on the following supplier:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Ford Motor Company (OEM platform source, procured through authorized dealers)	Base chassis and essential vehicle platforms	51.0%

The Company's current customers include high-volume Ford dealerships, individual car collectors and exotic and specialty car retailers.

INTELLECTUAL PROPERTY

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology.

Trademarks

We currently market our products using the Saleen name and logo, as well as the name and likeness of Steve Saleen, through a royalty free license from Steve Saleen. We have a license agreement with Mr. Saleen to use Steve Saleen's image, signature, full name, voice, biographical materials, likeness, and the goodwill associated with the "Saleen" brand in connection with our business. The aforementioned license may only be terminated in the event we file a petition for relief under Chapter 7 of the U.S. Bankruptcy Code, or a petition for relief is converted to a Chapter 7 proceeding under the U.S. Bankruptcy Code.

Key trademarks include the "SALEEN" mark registered under U.S. Registration No. 5511178 (filed July 10, 2018), as well as a subsequent "SALEEN" registration under U.S. Registration No. 8038166 (Serial No. 99040754, filed February 13, 2025; registered November 25, 2025).

Additional key marks include the "S" mark registered under U.S. Registration No. 5394919 (filed February 6, 2018), and the updated "S" mark registered under U.S. Registration No. 7984798 (Serial No. 99040860, filed February 13, 2025; registered October 14, 2025).

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Saleen Automotive, Inc.	Saleen Performance Parts	Use of name and logo	December 31,2030
Steve Saleen	Saleen Automotive	Use of name and likeness	Perpetual
Saleen Automotive, Inc.	The Licensing Factory, LLC	Use of name, image of vehicle, and likeness	March 24, 2027

Steve Saleen

Steve Saleen, the Company's Chief Executive Officer, is a party to an Assignment and License Agreement originally entered into with the Company's predecessor on May 23, 2013 (the "Assignment and License Agreement"), which has since been assumed by the Company.

Pursuant to the Assignment and License Agreement, the Company has been granted a perpetual, irrevocable, royalty-free, worldwide license to use Mr. Saleen's name, image, likeness, and associated branding in connection with the creation, engineering, development, production, manufacturing, packaging, promotion, distribution, marketing, sale, and racing of electric and other high-performance vehicles, as well as related vehicle parts, accessories, and apparel. The license expressly excludes certain categories of use, including, but not limited to, movies, television programs, books, video games, toys, public appearances, and other similar media and incidental activities.

Under the terms of the Assignment and License Agreement, Mr. Saleen retains the right to terminate the license in the event the Company files a voluntary petition for relief under Chapter 7 of the U.S. Bankruptcy Code, or if any bankruptcy proceeding involving the Company is converted to a Chapter 7 liquidation.

The Company utilizes intellectual property, branding, and related assets associated with Mr. Saleen in its operations. While intellectual property developed by Mr. Saleen in the course of his employment is owned by the Company, Mr. Saleen retains certain economic rights with respect to licensing activities.

Pursuant to his employment arrangement, Mr. Saleen is entitled to receive a royalty equal to 6% of gross revenues derived from third-party licensing of Company intellectual property. In addition, the Company and Mr. Saleen are parties to separate agreements relating to the use and licensing of intellectual property, including rights to his name, likeness, and branding.

The Licensing Factory, LLC

The Company has entered into agreements with third parties in connection with the licensing, marketing, and commercialization of its intellectual property, including its trademarks, brand names, and related proprietary rights (collectively, the "Saleen Property"). In April 2020, the Company entered into a Licensing Agency Agreement with The Licensing Factory, LLC (the "Agent"), pursuant to which the Agent was engaged, on an exclusive basis during the applicable term, to assist in the worldwide marketing, promotion, and licensing of the Saleen Property to third-party licensees. Under this agreement, the Agent is responsible for identifying and soliciting potential licensees, assisting in the negotiation of licensing arrangements (subject to the Company's approval), and supporting the administration of such licensing relationships, and is entitled to receive commissions equal of certain proceeds, including advances and royalties received under licensing agreements negotiated by the Agent.

The Company retains full ownership and control of all intellectual property rights and all licensing arrangements are subject to its prior approval. In addition, the Company has entered into separate trademark and manufacturing license agreements with third-party licensees that grant rights to manufacture, market, and sell products bearing the Saleen trademarks in specified territories, typically on a non-exclusive basis and subject to quality control standards, approval rights, and royalty payment obligations based on a percentage of gross sales.

Governmental/Regulatory Approval and Compliance

Vehicle Safety and Testing

Our Saleen-branded vehicles are subject to, and we comply with or are exempt from, numerous regulatory requirements administered by the National Highway Traffic Safety Administration ("NHTSA"), including all applicable United States Federal Motor Vehicle Safety Standards ("FMVSS"). Our high-performance Saleen-branded muscle cars fully comply with all FMVSS without the need for any exemptions. As a vehicle manufacturer, we are required to self-certify that each vehicle meets, or otherwise qualifies for an exemption from, all applicable FMVSS before such vehicle may be offered for sale in the United States.

In addition to FMVSS compliance, we are subject to other federal laws and regulations administered by the NHTSA, including Corporate Average Fuel Economy ("CAFE") standards,

Theft Prevention Act requirements, consumer information and labeling requirements, early warning reporting requirements relating to warranty claims, field reports, death and injury reports and foreign recalls, and owner's manual content requirements.

The Automobile Information and Disclosure Act requires motor vehicle manufacturers to disclose certain information to consumers, including the manufacturer's suggested retail price, optional equipment, and related pricing information. The Act also permits the inclusion of city and highway fuel economy ratings, as determined by the U.S. Environmental Protection Agency ("EPA"), and crash-test ratings, as determined by the NHTSA, where such testing has been conducted.

EPA Emissions Compliance; Certificates of Conformity

The Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the California Air Resources Board ("CARB") with respect to vehicle emissions. A Certificate of Conformity is required for vehicles sold in states subject to federal emissions standards, and both a Certificate of Conformity and a CARB Executive Order are required for vehicles sold in states that have adopted California emissions standards pursuant to an EPA waiver. CARB establishes emissions standards for certain regulated pollutants applicable to new vehicles and engines sold in California, and states that have adopted the California standards recognize the CARB Executive Order for vehicle sales within those states. Failure to obtain or maintain the required emissions certifications could delay or prevent the sale of our vehicles in applicable jurisdictions.

Internet Sales and State Dealer Regulations

We plan to sell our vehicles over the Internet in the future to the extent that compliance with applicable governmental regulations is not unduly burdensome. Certain states maintain laws that prohibit a vehicle manufacturer from delivering vehicles directly to residents of that state except through a dealer licensed to conduct business within the state. As a result, in connection with Internet sales, we may be required to obtain dealer licenses in certain states, partner with licensed dealers, or obtain exemptions from such requirements.

We have not yet commenced the process of obtaining dealer licenses in states that require such licenses and are currently evaluating our strategy with respect to Internet-based vehicle sales and state-by-state compliance obligations.

In addition, certain states impose requirements that manufacturers maintain service facilities within the state for vehicles sold to residents of that state. These requirements may be interpreted to apply to vehicles sold over the Internet. If such interpretations are applied, our ability to sell vehicles in certain states could be limited to the extent we do not have qualifying service facilities in those jurisdictions.

The foregoing discussion highlights only certain regulatory requirements applicable to the sale of motor vehicles. In many states, the application of existing motor vehicle laws to Internet sales remains largely untested and depends on fact-specific analyses, including considerations such as physical presence, employment of personnel, advertising activities, transaction structure, sales volume, and whether applicable state law prohibits manufacturers from acting as dealers. Due to the evolving and uncertain regulatory environment, state or local authorities may interpret or apply these laws in a manner that restricts or prohibits our ability to sell vehicles directly to consumers in certain jurisdictions, which could adversely affect our business, results of operations, and growth strategy.

LITIGATION

The Company is involved in certain legal proceedings that arise from time to time in the ordinary course of business. The Company is currently a party to several legal proceedings primarily related to claims for payment. Amounts associated with these matters have been accrued in the Company's consolidated financial statements as other current liabilities or accounts payable when management has determined that a loss is probable and reasonably estimable. Legal expenses associated with these matters are expensed as incurred.

Historical Litigation and Regulatory Matters

Between 2013 and 2025, the Company, certain of its subsidiaries and predecessors-in-interest, and Steve Saleen, the Company's Chief Executive Officer and a director, were named as defendants in various breach of contract and breach of warranty lawsuits. All such matters have been dismissed or settled.

In October 2017, the U.S. Securities and Exchange Commission (the "SEC") issued an order revoking the registration of the securities of Saleen Automotive, Inc., a Nevada corporation ("Saleen Nevada"), the Company's predecessor-in-interest and a former reporting company, pursuant to the Securities Exchange Act of 1934. The order resulted from an administrative action related to the failure of Saleen Nevada to file periodic reports with the SEC during 2016 and 2017, in violation of Section 13(a) of the Exchange Act and the rules thereunder.

TM Tecnologie Meccaniche S.r.l.

On March 5, 2025, the Company settled litigation arising from events occurring in fiscal year 2020 related to a dispute with TM Tecnologie Meccaniche S.r.l. regarding unpaid amounts for automotive products. Based on information available through the issuance date of the Company's financial statements, management determined that it was probable that a loss had been incurred as of March 31, 2024, and that the amount of the loss was reasonably estimable. Currently, the Company owes approximately $36,000 to this creditor.

Distributor   *Dispute*

The Company is involved in litigation arising from events occurring in prior periods related to a dispute with a distributor regarding deposits paid for automobiles that were neither delivered nor refunded. The Company alleges that the distributor breached the terms of its distributor agreement by, among other things, failing to meet its contractual volume obligations.

Based on information available through the issuance date of the Company's financial statements, management determined that it was probable that a loss had been incurred as of March 31, 2024, and that the amount of the loss was reasonably estimable. Accordingly, the Company recognized an accrual of $111,000.

The ultimate outcome of this matter remains uncertain, and actual results may differ materially from the amount accrued depending on the resolution of the litigation.

Certitude Trust

On July 13, 2021, the Company issued a promissory note in the principal amount of $150,000 to Certitude Trust in connection with a litigation settlement. On August 1, 2024, the Company entered into a Settlement and Mutual General Release Agreement with Ed DeFrank, Trustee of the Certitude Trust, to resolve all claims related to a civil action filed in the Superior Court of Riverside County. The Company did not admit liability in connection with these matters. An estimated $52,843.00 is currently owed to this creditor. As of the date of this Form C, the Company is in compliance with the terms of the settlement agreement.

Other Matters

The Company has also been involved in other legal matters, including disputes with suppliers, service providers, and other counterparties, some of which have resulted in settlements and payment obligations. Where appropriate, these matters are reflected in the Company's consolidated financial statements.

There can be no assurance that these matters will not require additional payments, result in enforcement actions, or otherwise adversely affect the Company's liquidity, financial condition, or operations.

OTHER

The Company's principal address is 2735 Wardlow Road, Corona, CA 92882

The Company conducts business in California.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
SLN Merger Sub LLC	Limited Liability Company	Delaware	August 6, 2021	100.0%
Saleen Sales Corporation	C-Corporation	California	August 22, 2013	100.0%
Saleen Signature Cars	C-Corporation	California	July 31, 2008	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Reg CF offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	11.49%	$1,149.01	2.31%	$2,858.99
General Marketing	0.0%	$0.0	20.00%	$24,800.00
Research and Development	0.0%	$0.0	25.00%	$31,000.00
Payroll & Salary	0.0%	$0.0	25.00%	$31,000.00
General Working Capital	0.0%	$8,850.99	27.69%	$34,341.01
Total	**100.00%**	**$10,000.00**	**100.00%**	**$124,000.00**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Marketing and Campaign Services Provider

The Company has engaged Maverick Brands LLC, a South Carolina limited liability company ("Maverick"), to provide marketing, campaign operations, and advisory services in connection with this Reg CF offering.

Maverick's services include, among other things, equity crowdfunding strategy, marketing execution, investor communications support, paid media management, creative development, platform updates, and general campaign advisory services intended to support the Company's capital raising efforts.

Maverick does not provide legal, accounting, broker-dealer, or investment advisory services and does not make any recommendations or provide advice to investors regarding the purchase or sale of the Company's securities. Maverick does not solicit investments, negotiate investment terms, or otherwise engage in activities that would require registration as a broker-dealer.

Maverick is an independent contractor and is not affiliated with the funding portal or intermediary through which this Reg CF offering is conducted. Maverick does not receive transaction-based compensation and does not handle investor funds, securities, or subscription documentation.

Certain marketing materials and communications related to this Reg CF offering may be prepared or distributed with the assistance of Maverick; however, all such materials are reviewed and approved by the Company and are intended to comply with applicable securities laws and regulations.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors, officers and employees of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

DIRECTORS

Steve Saleen
Chief Executive Officer, President, and Director

Steve M. Saleen is the founder of Saleen Automotive, Inc. and serves as its Chief Executive Officer, President, and a director. He has served as Chairman of the Board and Chief Executive Officer of Saleen Automotive since 2013.

Mr. Saleen has extensive experience in the automotive industry, including the design, engineering, manufacturing, and sale of high-performance vehicles. He has been involved in the development of performance vehicles marketed through dealership networks and has participated in professional racing programs, including as a driver.

Mr. Saleen is recognized for his experience in low-volume vehicle manufacturing, vehicle modification processes, and mass customization techniques. In August 2018, he received the Legends of Auto Award in Monterey, California.

Mr. Saleen holds a Bachelor's degree in Business from the University of Southern California.

Neil Hannemann
Director

Neil Hannemann has served as a member of the Board of Directors of Saleen Automotive, Inc. since 2021.

Mr. Hannemann has extensive experience in automotive engineering, performance development, and motorsports programs. He began his career after attending the General Motors Institute, and initially worked with Minicars, Inc. on vehicle safety-related government contracts.

He later joined Chrysler Corporation, where he held various engineering and program management roles over approximately 20 years. His experience at Chrysler included work at the Chrysler/Shelby Performance Center, as well as serving as a development engineer on the Dodge

Viper, program manager for the Viper GTS/R racing program, and program manager for Dodge's NASCAR program.

Following his tenure at Chrysler, Mr. Hannemann joined Saleen, where he contributed to the development of the road-going Saleen S7. He subsequently served as Chief Engineer for the Ford GT program, in which Saleen participated in vehicle manufacturing. He later worked with McLaren Automotive, contributing to the development of road-going supercars.

Since 2007, Mr. Hannemann has operated as an independent consultant, with work including support related to vehicle engineering and safety matters.

Michael Deschenes
Director

Michael Deschenes has served as a member of the Board since 2021. Mr. Deschenes is a retired automotive industry executive with over 37 years of experience. Most recently, he served as Managing Director of Rampage Products, a manufacturer of Jeep aftermarket accessories, from January 2006 through March 2016.

Mr. Deschenes holds a Bachelor of Science in Business Administration from California State University, Fullerton.

OFFICERS OF THE COMPANY

Steve Saleen
Chief Executive Officer and President

See biography under Directors above.

Charles Arzubiaga
Principal Accounting Officer, Vice President, Controller, and Corporate Secretary

Charles Arzubiaga serves as Principal Accounting Officer, Vice President, Controller of Saleen Automotive, Inc., a position he has held since April 2023. He is responsible for the Company's accounting and financial operations. He became the Corporate Secretary in January 2026.

Prior to joining Saleen Automotive, Mr. Arzubiaga served as Vice President of Accounting and Finance at Maya Cinemas North America, Inc. from January 2020 to April 2023, where he oversaw accounting and finance functions.

Mr. Arzubiaga has over 35 years of experience in accounting and finance with both public and private companies, including experience in manufacturing and distribution environments, where he has held leadership roles and managed cross-functional teams.

Mr. Arzubiaga holds a Bachelor's of Arts degree in Business Economics, with an emphasis in Accounting, from the University of California, Santa Barbara.

Frederic Blum
Vice President of Sales and Dealer Relations

Frederic Martin Blum serves as Vice President of Sales and Dealer Relations at Saleen Automotive, Inc., a position he has held since September 2022. In this role, he is responsible for retail and dealer sales, including maintaining and developing relationships with dealer networks to support vehicle distribution and sales growth.

Prior to joining Saleen Automotive, Mr. Blum served as President of US Automotive International, a consulting firm advising clients in the automotive industry on sales, marketing, and distribution strategies. He also served as Executive Director of Aljomaih Automotive Company, a distributor of General Motors vehicles in Saudi Arabia.

Mr. Blum holds a Bachelor's degree in Business from the University of Minnesota, Carlson School of Management.

Werner Gruber
Vice President of Design

Mr. Gruber began his career at Pininfarina, an automotive design firm. In 2010, he joined Ferrari S.p.A., where he served as a senior exterior designer and contributed to the design of vehicles including the LaFerrari, FXX-K, and Portofino.

In 2019, Mr. Gruber joined Jiangsu Saleen Automotive Technology Co., an unaffiliated manufacturing company in China ("JSAT"), where he worked on vehicle development programs. Mr. Gruber has also served as a Design Expert to BYD Company Ltd. (Shenzhen, China), supporting vehicle design and development programs through 2021. He joined Saleen Automotive, Inc. in August 2022, where he continues to lead vehicle design initiatives.

He has received industry recognition for projects to which he contributed, including Red Dot Design Awards and iF Design Awards. Mr. Werner attended the Instituto Europeo Di Design (IED) (Turin, Italy) from which he received a Diploma Accademico di Primo Livello in Transportation Design.

Nicole Brown
Director of Operations

Nicole Brown has served as Director of Operations at Saleen Automotive since September 2025. In this role, she oversees core operational functions, including purchasing, production planning, manufacturing, assembly, inventory control, quality control, shipping and receiving, logistics, and maintenance. She also supports the company's research and development initiatives.

Prior to joining Saleen Automotive, Ms. Brown served as Crew Lead / R2 Manager at Rivian Automotive, Inc. from January 2024 through August 2025, where she managed production teams and operational performance. Previously, she was Launch Manager at Kindred Motorworks, Inc. from January 2023 through December 2023, where she led cross-functional coordination across multiple departments in collaboration with engineering. Ms. Brown attended the University of Dayton, Ohio.

The Company currently has 16 employees in California.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

CAPITALIZATION

This Reg CF offering is composed of up to approximately 82,667 Shares of Common Stock being sold by the Company. See "Plan of Distribution." The following description summarizes important terms of the Company's Common Stock.

As of the date of this Form C, the Company's authorized capital consists of 100,000,000 Shares of Common Stock, par value $0.001 per Share, and 1,000,000 Shares of Preferred Stock, par value $0.001 per share.

As of March 31, 2025, the Company had approximately 29,687,622 Shares of Common Stock outstanding. Subsequent to that date, the Company issued approximately 200,000 additional Shares of Common Stock in a private placement conducted pursuant to Rule 506(b). As a result, as of May 27, 2026, the Company had 29,887,622 Shares of Common Stock outstanding.

The Company has designated 1,000 units of Series B Preferred Stock, par value $0.001 per share. Each unit of Series B Preferred Stock is convertible into 1,000 Shares of Common Stock and includes a warrant to purchase 1,000 Shares of Common Stock at an exercise price of $1.00 per share. The warrants have a five-year term and expire on October 15, 2029. The Company sold 600 units of Series B Preferred Stock on October 15, 2024, which remain outstanding.

Transfer Agent

The Company has engaged Equiniti Trust Company, LLC ("Equiniti") as its transfer agent. Equiniti is responsible for maintaining the Company's stockholder records, processing issuances and transfers of securities, and recording ownership of the Company's Common Stock. The Company expects that Equiniti will record and track the Shares issued in this Reg CF offering, as well as other outstanding equity securities of the Company, including prior private placements and equity issuances. The use of a transfer agent is intended to support accurate recordkeeping and facilitate the administration of the Company's capitalization.

The rights and preferences of the Company's Common Stock and Series B Preferred Stock are described below.

Common Stock

Dividend Rights

The Company has never declared cash dividends on its Common Stock and does not currently expect to do so for the foreseeable future.

Voting Rights

Holders of the Company's Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. The Company's Certificate of Incorporation does not provide for cumulative voting in the election of directors.

The Certificate of Incorporation also provides that holders of Common Stock are not entitled to vote on amendments relating solely to the terms of one or more outstanding series of preferred stock, except as required by applicable law.

In connection with this Reg CF offering, each investor will grant a proxy to the Company's Chief Executive Officer to vote the Shares purchased in this Reg CF offering on certain matters, as more fully described in the subscription agreement. This proxy is intended to be irrevocable to the fullest extent permitted by law and will remain in effect subject to the terms and conditions set forth therein. As a result, investors may not have the ability to vote their Shares directly on certain matters during the term of the proxy.

Liquidation Rights

In the event of the Company's liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the assets legally available for distribution to stockholders, after the payment of all debts and liabilities and subject to any liquidation preferences of outstanding preferred stock.

Rights and Preferences

The rights of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock that may be issued by the Company in the future.

Series B Preferred Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our B Preferred Stock are entitled to receive dividends along with our Common Stockholders on an as-if-converted basis.

Voting Rights

Holders of our Series B Preferred Stock are entitled to vote on an as-if-converted basis with the holders of our Common Stock as a single class on all matters submitted to a vote of holders of

Common Stock, including to elect all members of the board of directors at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such director.

Change of Control

Holders of the Series B Preferred Stock, voting as a separate class, have the right, upon the occurrence of a "change of control," to elect a majority of the members of the Company's board of directors at each meeting or pursuant to written consent of stockholders for the election of directors, and to remove and replace such directors.

For purposes of the Series B Preferred Stock, a "change of control" is deemed to occur if the individuals who constituted the Company's board of directors as of the date the Series B Preferred Stock was first issued (the "Original Issuance Date"), together with any subsequent directors whose election or nomination was approved by a majority of such directors or by the holders of a majority of the outstanding Series B Preferred Stock, cease to constitute a majority of the board of directors.

Conversion into Common Stock

Each share of Series B Preferred Stock is convertible into 1,000 Shares of the Company's Common Stock at the option of the holder. The conversion rate for the number of Shares of Common Stock into which the Series B Preferred Stock shall be converted shall be subject to adjustment from time to time if the number of outstanding Shares of Common Stock increases or decreases due to stock dividends, recapitalization, consolidation, reclassification, stock splits, reverse stock splits or similar events.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series B Preferred Stock will be entitled to participate along with holders of our Common Stock on an as-if-converted basis.

Redemption

The Series B Preferred Stock does not have any redemption rights.

OWNERSHIP

The Company's Common Stock is owned by over 1,300 investors. There is one holder who owns more than 20% of the outstanding Common Stock: Steve Saleen (21.4%).
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Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steve Saleen	6,282,734	Common Stock	21.4%
	600	Series B Preferred Stock	100.0%

Following this Reg CF offering, the Investors will own 0.023% of the Company if the Minimum Amount is raised and 0.28% if the Maximum Amount is raised.

Prior Securities Offerings

Within the past three years, the Company has conducted the following offerings of its securities:

April 1, 2022 – Regulation A Offering

The Company conducted an offering of its Common Stock pursuant to Regulation A. In connection with this offering, the Company sold 155,950 Shares of Common Stock for aggregate proceeds of $155,950. The proceeds of this offering were used for general business operations.

July 11, 2023 – Regulation Crowdfunding Offering

The Company conducted an offering of its Common Stock pursuant to Regulation Crowdfunding. In connection with this offering, the Company sold 916,903 Shares of Common Stock for aggregate proceeds of $1,019,131. The proceeds were used for intermediary fees, research and development, marketing, and working capital.

March 25, 2024 – Rule 506(b) Offering

The Company conducted a private placement of its Common Stock pursuant to Rule 506(b) of Regulation D. In connection with this offering, the Company sold 370,000 Shares of Common Stock for aggregate proceeds of $370,000. The proceeds were used for general business operations.

May 9, 2024 – Rule 506(b) Offering

The Company conducted a subsequent private placement of its Common Stock pursuant to Rule 506(b) of Regulation D. In connection with this offering, the Company sold 350,000 Shares of Common Stock for aggregate proceeds of $350,000. The proceeds were used for general business operations.

June 18, 2024 – Regulation Crowdfunding Offering

The Company conducted an additional offering of its Common Stock pursuant to Regulation Crowdfunding. In connection with this offering, the Company sold 376,146 Shares of Common Stock for aggregate proceeds of $421,644. The proceeds were used for intermediary fees, research and development, marketing, and working capital.

February 3, 2026 – Rule 506(b) Offering

The Company conducted a subsequent private placement of its Common Stock pursuant to Rule 506(b) of Regulation D. In connection with this offering, the Company sold 200,000 Shares of Common Stock for aggregate proceeds of $200,000. The proceeds were used for general business operations.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Revenues for the Company for the fiscal year ended March 31, 2025, were $2,844,890, representing a decrease of approximately 22.0% compared to revenues of $3,646,756 for the fiscal year ended March 31, 2024. This decline was primarily attributable to reduced sales of Saleen Signature Cars, reflecting ongoing constraints in the availability of base vehicle platforms—particularly from Ford Motor Company—which continued to impact the Company's ability to fulfill customer orders for Saleen-modified versions of the Ford Mustang and Ford F-150.

The Company experienced significant supply chain disruptions and inventory constraints during the COVID-19 pandemic, the effects of which continued to impact inventory availability and operations during the reporting period, which adversely affected its ability to meet demand and contributed to the decline in sales and revenue. These challenges reflect broader industry-wide issues related to manufacturing delays, parts shortages, and logistical bottlenecks that persisted throughout the reporting period.

Cost of revenues for the fiscal year ended March 31, 2025, was $2,539,202, representing a decrease of approximately 69.7% compared to $8,365,720 for the fiscal year ended March 31, 2024. The decrease was primarily attributable to the absence of significant inventory write-downs and impairment charges recognized in fiscal 2024. In fiscal 2024, cost of revenues increased significantly due to inventory write-downs and impairment charges totaling $6,500,161, consisting of:
- $515,262 related to inventory parts, and
- $1,695,937 related to inventory parts associated with the Company's S1 program, and
- $4,288,962 related to finished goods associated with the Company's S1 program.

These impairment charges reflect management's assessment that the carrying value of certain items exceeded their net realizable value, consistent with the application of the lower of cost or market principle under U.S. GAAP.

Gross margin for the fiscal year ended March 31, 2025, was $305,688, or 10.7%, compared to ($4,718,964), or (129.4)%, for the fiscal year ended March 31, 2024. The significant improvement in gross margin for fiscal year 2025 was primarily attributable to the absence of inventory write-downs and impairment charges recognized in fiscal year 2024.

In fiscal year 2024, gross margin was adversely impacted by inventory write-downs and impairment charges totaling $6,500,161, which were recognized in cost of revenues. Excluding these charges, management believes that adjusted gross margin for fiscal year 2024 would have been positive and more comparable to fiscal year 2025, reflecting the underlying performance of the Company's core operations. Accordingly, management believes that the improvement in reported gross margin year over year is largely attributable to these non-recurring charges in the prior period rather than solely to operational changes.

Excluding these impairment charges, management believes that the Company's adjusted gross margin for fiscal year 2024 would have been approximately $1,781,197, or 48.83%, which management believes provides a clearer view of the Company's underlying operational performance before the impact of certain non-recurring inventory write-downs. This adjusted figure is presented for informational purposes only, is based on management's estimates, and should be considered in conjunction with, and not as a substitute for, the Company's reported GAAP financial results.

Operating expenses for the fiscal year ended March 31, 2025, totaled $5,340,395, representing an increase of approximately $1,755,322 or 49.0% compared to $3,585,073 in fiscal year 2024. The increase was primarily attributable to higher selling, general and administrative expenses, including increased marketing and promotional costs and stock-based compensation recognized during fiscal year 2025.

The increase was primarily driven by a $1,653,044, or 48.5%, rise in selling, general, and administrative (SG&A) expenses, which grew from $3,407,473 in fiscal year 2024 to $5,060,517 in fiscal year 2025. This increase includes approximately $860,710 related to the amortization of the Crush Capital prepaid marketing asset and approximately $734,500 of stock-based compensation expense recognized during the period.

Excluding these items, SG&A expenses would have been approximately $3,465,307, representing an increase of approximately $57,834, or 1.7%, compared to the prior year. This adjusted information is provided for analytical purposes only and does not represent a non-GAAP financial measure presented by the Company.

Conversely, research and development (R&D) expenses increased by $102,278, or 57.6%, from $177,600 in fiscal year 2024 to $279,878 in fiscal year 2025. The increase was primarily attributable to higher product development activity during the period, driven by a renewed focus on the Company's S11 program. As part of this initiative, the Company advanced development of its next-generation performance vehicle, which has been presented to the public in conceptual and design form, including a full-scale clay model and design sketches displayed during an exhibition at LeMay – America's Car Museum.

Management determined that no impairment of long-lived assets was required during the fiscal year ended March 31, 2025. During the fiscal year ended March 31, 2024, management recorded an impairment charge of $257,677 related to S1 tooling. This charge reflected management's assessment that the carrying value of certain tooling assets exceeded their recoverable amount, consistent with the application of U.S. GAAP impairment guidance for long-lived assets.

The Company reported a net loss of $4,666,622 for the fiscal year ended March 31, 2025, compared to a net loss of $10,272,850 for the prior year. The improvement was primarily attributable to the absence of significant non-recurring impairment charges recognized in fiscal year 2024. In fiscal year 2024, net loss was materially impacted by impairment charges totaling $6,757,838, which included $6,500,161 related to inventory and $257,677 related to tooling. Excluding these one-time impairment charges, the Company's net loss for fiscal year 2024 would have been approximately $3,515,012, as calculated by management, providing a clearer view of the Company's operational performance before the impact of such charges. This adjusted figure is presented for analytical purposes only and should be considered in conjunction with, and not as a substitute for, the Company's reported financial results.

These results should be read in conjunction with the Company's liquidity position and going concern disclosures included elsewhere in this Form C.

Historical results and cash flows

The Company has been in operation since 2011, while the Saleen brand has a legacy spanning more than 40 years. The COVID-19 pandemic significantly impacted the Company's operations, resulting in delays in inventory procurement and supply chain disruptions. These challenges led to a substantial decline in revenue and cash flow during the affected periods.

For example, revenues for the fiscal year ended March 31, 2020, were $28,041,000, compared to:
$2,480,603 in fiscal year 2021,
$3,329,975 in fiscal year 2022,
$4,382,758 in fiscal year 2023,
$3,646,756 in fiscal year 2024, and
$2,844,890 in fiscal year 2025.

The Company anticipates increased revenue beginning in fiscal year 2026 and beyond, driven by improved supply chain conditions and enhanced inventory access through its relationship with Ford Motor Company and select Ford dealers. As the Company plans to relaunch the Saleen Original Series and scales production of the S1 and S11 vehicles, it expects this product line to potentially contribute meaningfully to future revenue growth.

To support this anticipated growth, the Company will require adequate resources, including:

Sufficient full-time and part-time staffing,
Inventory availability,
Working capital to purchase parts and materials necessary for vehicle enhancement and in-house production.

For the fiscal year ended March 31, 2025, the Company reported negative cash flow from operations of $(2,910,599), compared to $(481,754) for fiscal year 2024. This $(2,428,845) year-over-year decrease reflects changes in working capital and other period-to-period operating activity, including:

• an increase in prepaid expenses and other assets,
• a reduction in accrued liabilities,
• an increase in deferred revenue, and
• other changes in operating assets and liabilities.

These factors were partially offset by improvements in inventory levels and accounts payable, and occurred despite the absence of significant inventory write-downs that impacted the prior year.

The Company remains in a cash burn position, and its operations have not yet reached breakeven. Management anticipates that proceeds from this Reg CF offering will be used to support ongoing operations, reduce cash burn, and invest in revenue-generating initiatives. The Company continues to monitor liquidity closely and may pursue additional financing to sustain operations and support growth.

LIQUIDITY AND CAPITAL RESOURCES

The Company has experienced recurring operating losses and negative cash flows from operations in recent fiscal periods, including a net loss of $4,666,622 and negative operating cash flow of $(2,910,599) for the fiscal year ended March 31, 2025, and a net loss of $10,272,850 and negative operating cash flow of $(481,754) for the fiscal year ended March 31, 2024. These results reflect a combination of reduced revenue levels, ongoing supply constraints, and elevated operating costs. In addition, operating results for both periods were significantly affected by non-cash items, including stock-based compensation, non-cash lease expenses, and, in fiscal year 2024, substantial inventory write-downs and impairment charges, which impacted reported net loss but did not result in corresponding cash outflows.

Notwithstanding these historical results, management has taken steps to align the Company's cost structure with its current level of operations, including reducing discretionary expenditures, prioritizing revenue-generating activities, and moderating development spending where appropriate. The Company continues to actively manage working capital, supplier relationships, and operating expenses in an effort to preserve liquidity and extend its operating runway.

While the Company remains in a net cash outflow position, cash used in operations increased in fiscal year 2025 compared to fiscal year 2024, primarily due to changes in working capital. Operating cash flows in each period were influenced by both operating performance and the impact of non-cash items, including stock-based compensation and non-cash lease expenses. Management continues to focus on cost discipline and operational efficiency, and expects that improving supply chain conditions and ongoing initiatives may support stabilization of operating cash flows; however, there can be no assurance that such improvements will be realized.

Role of Offering Proceeds

The proceeds from this Reg CF offering are expected to play an important role in strengthening the Company's liquidity position and supporting its ongoing operations. While the Company continues to operate its core Saleen Signature Series business, the availability of additional capital is expected to support working capital needs, reduce reliance on short-term financing arrangements, fund marketing initiatives, and enable continued investment in engineering and development activities.

In particular, the Company believes that access to additional capital will enhance its ability to pursue higher-margin revenue opportunities, including the development and commercialization of proprietary Saleen-designed vehicles, which management believes are important to the Company's long-term growth strategy.

Operating Strategy and Path Toward Improved Performance

Management believes the Company has transitioned from a period characterized by supply chain disruption and material non-recurring charges to a phase focused on operational stabilization and targeted growth initiatives. Factors that may contribute to improved financial performance include stabilization of supply chain conditions, normalization of cost structure following non-recurring impairment charges, increased focus on higher-margin proprietary vehicles, and disciplined expense management.

There can be no assurance that these initiatives will be successful or result in improved operating results.

Minimum Raise and Partial Funding Considerations

The Company may complete this Reg CF offering without raising the maximum offering amount. In such circumstances, management intends to allocate available proceeds toward essential operational needs, including working capital, supplier obligations, and revenue-generating activities.

If proceeds are less than the maximum offering amount, the Company may defer, scale back, or delay certain initiatives, including proprietary vehicle programs. The timing and scope of such programs are dependent on available capital and market conditions.

Additional Capital Requirements

The Company expects that additional capital may be required in the future to support operations, satisfy outstanding obligations, and execute its business strategy. Such capital may be raised through equity, debt, or strategic partnerships. There can be no assurance that additional financing will be available on acceptable terms, or at all.

The Company currently has outstanding indebtedness, including obligations that are past due or subject to forbearance arrangements. If the Company is unable to satisfy its obligations or secure additional financing, it may be required to curtail operations or restructure, which could materially impact investors.

The Company is also conducting a concurrent private placement pursuant to Rule 506(c) of Regulation D under the Securities Act (the "Rule 506(c) offering"). Proceeds from the Rule 506(c) Offering, if any, are expected to further support the Company's liquidity, working capital needs, and growth initiatives. The amount and timing of funds raised under the Rule 506(c) offering are uncertain, and there can be no assurance that the Rule 506(c) offering will be completed or will generate sufficient proceeds to materially impact the Company's financial condition.

Summary

The Company's ability to continue operations and execute its business plan depends on cost management, supply chain stabilization, execution of sales and product strategies, and access to capital. While management believes these initiatives may support improved performance, there can be no assurance that these objectives will be achieved.

The following table summarizes the Company's material outstanding indebtedness. Certain obligations do not have formal amortization schedules or collateral provisions.

Type of debt	Amended SBA Loan
Name of creditor	Small Business Administration
Amount outstanding	$2,204,809.00
Interest rate and payment schedule	3.75%. The Company expects to pay installments on the principal and interest of $9,822.00 monthly, will begin twenty-four months from the date of the original note.
Amortization schedule	
Describe any collateral or security	The SBA has a continuing security interest in the Company's assets, including but not limited to inventory, equipment, instruments, including promissory notes, chattel paper, accounts receivables, etc.
Maturity date	August 18, 2050
Other material terms	The Amended SBA Loan has a number of conditions, one of which is a limit on the Company's ability to raise funds through security offerings. Under this provision, the Company has agreed that the SBA has the right to require full payment of the balance of the loan or require a portion of the proceeds be applied to reduce the outstanding balance of the loan. Furthermore, the Company agreed that such proceeds will not be applied in lieu of scheduled payments.

Type of debt	Promissory Note
Name of creditor	Certitude Trust
Amount outstanding	$52,843.00
Interest rate and payment schedule	6.0%
Amortization schedule	$5,000.00 per month
Describe any collateral or security	n/a
Maturity date	April 2027
Other material terms	In compliance under a revised settlement agreement

Type of debt	Promissory Note and Forbearance Note
Name of creditor	Rexco
Amount outstanding	$1,708,787.00
Interest rate and payment schedule	5.0% on Promissory Note
Amortization schedule	
Describe any collateral or security	
Maturity date	June 30, 2024
Other material terms	In fiscal year 2023, the Company negotiated a forbearance term sheet with the landlord of 2735 and 2755 Wardlow Road, Corona, CA to address past due rents due to the COVID-19 pandemic. As a part of this agreement, the Company acknowledged that as of February 28, 2023, Rexco is owed $1,586,477 in rent and an additional $107,504 in late fees according to the Rexco statements and agreed to pledge its Common Stock as collateral for outstanding prior rent. On January 31, 2025 the Company vacated 2755 Wardlow Road.

Type of debt	Promissory Note
Name of creditor	Manderson
Amount outstanding	$118,332.00
Interest rate and payment schedule	6.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2023
Other material terms	

Type of debt	Promissory Note
Name of creditor	Race Crafters Manufacturing
Amount outstanding	$135,000.00
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

CAPITAL EXPENDITURES AND OTHER OBLIGATIONS

The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHER INFORMATION

None.

TRENDS AND UNCERTAINTIES

Saleen Automotive's operating results and future prospects are influenced by several key trends and uncertainties inherent in its business model, capital position, and industry. These include the availability of base vehicles, the timing and monetization of vehicle programs, liquidity and capital resources, operating expense structure, reliance on continued product development, and broader economic and market conditions. The discussion below incorporates management's knowledge of performance and developments subsequent to March 31, 2025 (unaudited), during the fiscal year ending March 31, 2026 (unaudited).

Improving Base Vehicle Availability, with Continued Dependence Risk

A substantial portion of the Company's revenue is generated from its Saleen Signature Series vehicles, which are produced using base vehicles sourced from Ford Motor Company through independent Ford dealerships. Historically, fluctuations in the availability of these base vehicles have directly impacted the Company's production capacity and revenue levels.

Management believes supply conditions improved during fiscal year 2026, contributing to increased production and sales of approximately $3.37 million compared to $2.84 million in fiscal year 2025. While this trend reflects improved dealer-level access and broader stabilization within the automotive supply chain, the Company continues to rely on third-party dealerships and does not maintain long-term supply agreements with the OEM. Accordingly, future production volumes remain subject to allocation decisions, dealer availability, and industry conditions outside of the Company's control.

Inventory Management, GAAP Impairments, and the Paused S1 Program

During fiscal year 2024, the Company recorded significant inventory write-downs and impairment charges related primarily to the Saleen S1 program in accordance with U.S. GAAP. These adjustments reduced inventory to net realizable value and established a lower carrying basis.

The S1 program remains paused; however, finished inventory continues to be held and may be monetized in future periods as market conditions permit. The timing and magnitude of such sales remain uncertain and dependent on demand, pricing, and execution. While no comparable impairment charges impacted fiscal year 2026 results, overall operating performance continues to be influenced by the Company's ability to align production levels, inventory management, and demand across both Signature Series vehicles and longer-cycle programs.

Recent Operating Performance and Margin Trends

For fiscal year 2026, the Company reported gross profit of approximately $1.87 million, compared to $305,688 in fiscal year 2025, reflecting a significant improvement in gross margin. Management believes this improvement is attributable to increased production volume, improved cost absorption, and a more favorable product mix.

Selling, general and administrative expenses were approximately $2.34 million in fiscal year 2026, reflecting the ongoing cost structure required to support operations and administrative infrastructure. While the Company continues to manage expenses, SG&A remains a significant component of operating costs. Management expects that, to the extent revenue continues to increase, these costs may decline as a percentage of revenue, although there can be no assurance that such operating leverage will be realized.

Despite improvements in gross profit, the Company reported a net loss of approximately $990,857 for fiscal year 2026, compared to a net loss of approximately $4.67 million for fiscal year 2025. The Company has not yet achieved profitability, and results continue to reflect the early-stage nature of scaling production and revenue.

Liquidity Considerations and Capital Dependence

The Company continues to experience liquidity constraints, including a negative cash position of approximately $(188,829) as of fiscal year 2026. The Company has historically incurred recurring losses from operations and continues to generate negative cash flows from operating activities. The Company's current level of operating expenses, including selling, general and administrative costs, combined with ongoing net losses, contributes to continued cash usage. During fiscal year 2026, the Company raised approximately $200,000 through a private offering conducted pursuant to Rule 506(b), which provided incremental liquidity but was not sufficient to fully offset operating cash requirements.

The Company's ability to continue as a going concern is dependent on its ability to generate sufficient cash flows from operations and/or obtain additional financing to meet its obligations as they become due. Management intends to continue raising capital through equity offerings and other financing sources; however, there can be no assurance that such financing will be available on acceptable terms, or at all.

If the Company is unable to obtain additional financing or improve cash flow from operations, it may be required to delay, scale back, or eliminate certain aspects of its operations or strategic initiatives, which could have a material adverse effect on its business and financial condition.

Product Development and Execution Uncertainty

A key element of the Company's long-term strategy is the development of Saleen Original Series vehicles, including the planned S11 supercar. The S11 is currently in the design and development phase. Management currently anticipates achieving a final design by January 2027. Following a design freeze, the Company expects that an additional 2 to 2.5 years will be required to complete engineering, validation, and production readiness prior to the commencement of commercial production.

The development of a ground-up vehicle platform involves significant technical, operational, and regulatory uncertainties, and there can be no assurance that development milestones will be achieved within anticipated timeframes or that the S11 will be successfully brought to market.

Sensitivity to Economic and Industry Conditions

The Company operates in the high-performance and luxury automotive segment, which is sensitive to changes in consumer confidence, interest rates, and macroeconomic conditions. Demand for specialty vehicles may decline during periods of economic uncertainty or reduced access to credit.

In addition, the broader automotive industry continues to evolve, including regulatory changes and technological shifts that may influence long-term demand patterns and strategic direction.

After reviewing the above discussion, prospective purchasers should consider whether achievement of the Company's objectives within anticipated timeframes is realistic and assess the potential impact of delays, including the need for additional financing.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

THE OFFERING

Saleen Automotive, Inc., a Delaware corporation (the "Company"), is offering Shares of its common stock, par value $0.001 per share (the "Shares"), pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"). The Reg CF offering is being conducted through Invown Funding Portal, LLC, a registered crowdfunding intermediary (the "Intermediary").

Reg CF Offering Price and Amount

The purchase price for the Shares is $1.50 per Share, as determined by the Company. The Company is seeking to raise a minimum target offering amount of $10,000.00 and a maximum offering amount of $124,000.00, through the sale of the following number of Shares:

- Minimum offering: Approximately 6,667 Shares
- Maximum offering: The Company is offering up to approximately 82,667 Shares of Common Stock for cash consideration (the "Base Shares"). In addition, the Company may issue Bonus Shares without additional consideration in connection with this Reg CF offering. Accordingly, the total number of Shares of Common Stock issued in the Offering, including Bonus Shares, may exceed 82,667 Shares.

The Company may, in its discretion, accept subscription commitments that exceed the maximum offering amount for purposes of administrative convenience or to account for potential investor withdrawal or non-funding. In all cases, however, the Company will limit the total amount of accepted subscriptions to the maximum offering amount of $124,000. Excess subscriptions may be scaled back, rejected, or otherwise allocated at the Company's discretion.

If the Company does not receive investment commitments equal to or greater than the minimum target offering amount by this Reg CF offering Deadline, no Shares will be sold, all investment commitments will be cancelled, and all committed funds will be returned to investors without interest or deduction.

The offering price was determined by the Company and does not necessarily bear any relationship to the Company's assets, book value, revenues, historical results of operations, or potential future earnings, and should not be considered indicative of the actual value of the Shares. In no event will the total amount accepted in this Offering exceed the maximum offering amount of $124,000, regardless of the number of Shares or fractional Shares issued.

Reg CF offering Deadline

The deadline to reach the minimum target offering amount is July 31, 2026 (the "Reg CF offering Deadline"), unless extended by the Company in accordance with applicable law. If the minimum target offering amount is not raised by the Reg CF offering Deadline, this Reg CF offering will be cancelled and investor funds returned as described above.

Minimum Investment

The minimum investment amount per investor is $500.00 (approximately 334 Shares, dependent on the allocation of Bonus Shares), unless waived by the Company in its sole discretion. Shares may be issued in fractional amounts. Investment amounts will not be adjusted to correspond to whole Shares, and the number of Shares issued to each investor will be calculated based on the $1.50 per share price, including fractional Shares where applicable.

Intermediary, Escrow, and Fees

This Reg CF offering is being conducted through the Intermediary. Investor funds will be held in escrow by Enterprise Bank & Trust, acting as escrow agent, until the minimum target offering amount has been reached and all conditions for closing have been satisfied.

The Company will pay the Intermediary a one-time administrative fee of $999, ongoing platform subscription fees of $1,299 per month (or $999 if prepaid annually), and a success fee equal to 1.5% of the gross proceeds raised if this Reg CF offering is successful. The Company will also reimburse the Intermediary for certain third-party costs, including escrow, ACH, wire, and payment-processing fees.

Closing Mechanics

Promptly after the minimum target offering amount is reached and all applicable conditions are satisfied, the Company may conduct one or more closings. At each closing, escrowed funds (net of applicable fees and expenses) will be released to the Company, and the corresponding Shares will be issued to investors.

If a material change (other than reaching the minimum target offering amount) occurs prior to the Reg CF offering Deadline, investors will be notified and required to reconfirm their investment commitments. Investment commitments that are not reconfirmed will be cancelled and returned without interest or deduction.

Subscription agreements are not binding on the Company unless and until accepted by the Company, which reserves the right to reject any subscription, in whole or in part, in its sole discretion. In the event that total subscription commitments exceed the maximum offering amount, the Company may allocate Shares among investors on a pro rata or discretionary basis and may reduce or reject subscriptions in order to comply with the maximum offering limit.

Basis of Valuation

This valuation is based solely on the Company's issued and outstanding Shares of Common Stock as of the date of this Form C. The valuation does not include the effects of any securities that are not currently issued and outstanding, including, without limitation:

- Shares issuable upon conversion of outstanding preferred stock;
- Shares issuable upon exercise of warrants;
- Shares issuable pursuant to stock options or other equity incentive arrangements;
- Shares reserved for future issuance under any equity plan; or
- any additional Shares that may be issued in connection with this Reg CF offering, including Bonus Shares.

As a result, the valuation presented herein is not calculated on a fully diluted basis, and the effective valuation of the Company may be lower when such securities are taken into account.

For additional information regarding the Company's capital structure and outstanding securities, please refer to the sections entitled "Capitalization and Ownership" and "The Offering and the Securities."

Key considerations in determining this valuation include:

- Brand Recognition and Legacy: The Company benefits from a well-established brand with a strong reputation in its industry. The brand's association with founder Steve Saleen—an iconic figure in performance automotive design—adds intangible value, similar to the impact Carroll Shelby had on Shelby American.

- Intellectual Property Assets: The Company holds valuable trademarks and proprietary designs, including ongoing development of the S11 vehicle platform. These assets contribute to the Company's competitive positioning and potential future licensing opportunities.

- Market Opportunity: The Company operates in a niche yet growing segment of the automotive and performance vehicle market. Internal projections and industry trends indicate potential demand for high-performance, limited-production vehicles such as the S11, although there can be no assurance that such demand will be realized.

Additional Considerations and Investor Disclosures

This valuation has not been verified by an independent third party and should not be construed as an appraisal or fair market valuation. Valuations of private companies are inherently subjective and may differ materially from values that could be established in an arm's-length transaction, in connection with a future financing, or in a public market, if any.

Investors should also consider that:

- future issuances of equity or equity-linked securities may occur at valuations that are higher or lower than the valuation stated herein;
- the issuance of additional securities, including Bonus Shares, preferred stock, or convertible instruments, may result in significant dilution; and
- the implied per-share value derived from this valuation may not reflect the price at which the Company's securities could be sold in any secondary transaction or liquidity event.

There is no assurance that the Securities offered herein could be resold at this Reg CF offering price or at any other price, and investors should be prepared to bear the economic risk of their investment for an indefinite period.

Before making an investment decision, prospective investors are strongly encouraged to perform their own independent analysis and determine their own assessment of the Company's value.

THE SECURITIES

Securities Offered

The Company is offering Shares of common stock, par value $0.001 per share. Each Share, when issued, will be validly issued, fully paid, and non-assessable.

VOTING AND CONTROL

Each Share entitles the holder to one vote per share on all matters submitted to stockholders. However, as a condition to investing, each investor will be required to grant an irrevocable voting proxy to the Company's Chief Executive Officer, or his or her successor, authorizing such person to vote all Shares and take related actions on the investor's behalf.

The proxy is coupled with an interest, is irrevocable, and will survive the death, incapacity, or organizational changes of the investor. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Company's common stock.

As a result, investors will have limited ability to influence corporate decisions.

Dividend Rights

Holders of common stock are entitled to receive dividends when, if, and as declared by the Company's board of directors, subject to the rights of holders of any outstanding preferred stock. The Company does not intend to pay dividends in the foreseeable future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of common stock will be entitled to share ratably in the Company's assets legally available for distribution after payment of liabilities and any liquidation preferences of outstanding preferred stock.

Anti-Dilution and Other Rights

Holders of common stock do not have preemptive rights, conversion rights, redemption rights, or anti-dilution protection. Except as required by law or otherwise described herein, stockholders have no right to approve future issuances of securities.

The Company does not have any shareholder or equity holder agreements in place.

RESTRICTIONS ON TRANSFER

Shares sold pursuant to Regulation Crowdfunding may not be transferred by any investor for a period of one year following issuance, except for transfers permitted under Rule 227.501 of Regulation Crowdfunding or another applicable exemption. Even after the one-year holding period, there is no public market for the Shares, and investors may be unable to resell their Shares.

EXIT STRATEGY AND LIQUIDITY OUTLOOK

Management's Long-Term Strategic Objective

Management believes that long-term stockholder value may be enhanced through the continued stabilization of the Company's financial position, the strengthening of its operational capabilities, and the advancement of new vehicle development initiatives. The Company is actively focused on executing against these priorities to position the business for sustainable growth.

As the Company progresses in these areas and subject to prevailing market conditions, management believes that a potential public offering of the Company's securities could represent an attractive strategic opportunity to further support growth, expand market visibility, and provide broader access to capital.

Prior Regulation A Offering

In 2022, the Company initiated a Regulation A offering that was discontinued prior to completion due to the inability to finalize audited financial statements within the required timeframe. The offering was not terminated as a result of any regulatory action, findings of misconduct, or adverse determinations regarding the Company's business, financial condition, or prospects.

Management believes that the experience gained during this process has provided valuable insights that may support the Company's capital markets readiness in the future.

No Assurance of Initial Public Offering

The Company has not established any definitive plans, timeline, or commitment to pursue an initial public offering, and no decision has been made by the Company's board of directors to proceed with such a transaction. Any future public offering would depend on a variety of factors, including the Company's financial performance, operational progress, market conditions, regulatory considerations, and approval by the Company's board of directors.

Accordingly, there can be no assurance that the Company will pursue or complete an initial public offering, or that any such transaction would occur on terms favorable to investors.

No Obligation to Provide Liquidity

The Company is under no obligation to pursue a liquidity event, facilitate a secondary market, or redeem or repurchase the securities. Any liquidity event, if any, will be determined in the sole discretion of the Company's board of directors, subject to applicable law and contractual restrictions.

Forward-Looking Considerations

While there can be no assurance as to the timing or occurrence of any liquidity event, management remains focused on building a stronger and more scalable business with the objective of expanding strategic options over time. If successfully executed, these efforts may enhance the Company's ability to access public or private capital markets and create potential pathways to liquidity that could benefit stockholders.

Investor Perks and Concurrent Rule 506(c) Offering

In connection with this Regulation Crowdfunding offering (the "Reg CF offering"), the Company may, in its sole discretion, issue additional Shares of Common Stock in the form of bonus Shares ("Bonus Shares") to certain investors. Bonus Shares may be granted based on factors including, without limitation, the timing of an investor's commitment, the aggregate amount invested, or an investor's prior investment history with the Company. Bonus Shares are issued without additional cash consideration and increase the total number of Shares issued to an investor.

Time-Based Bonus Shares: Investors who commit during specified periods may receive Bonus Shares as follows:

- Weeks 1–2 (10%),
- Week 3 (7.5%),
- Week 4 (5%), and
- Weeks 5–6 (2.5%).

Each weekly period runs through 11:59 p.m. on the final day of that week.

Volume-Based Bonus Shares: Investors may receive Bonus Shares based on investment size:

- $1,500+ (2.5%),
- $5,000+ (5%),
- $25,000+ (7.5%),
- and $50,000+ (10%).

Loyalty Bonus Shares: Existing investors may be eligible, at the Company's discretion, to receive an additional 2.5% Bonus Shares.

Application of Bonus Shares

Time based and volume based Bonus Shares may not be combined. If an investor qualifies for multiple such categories, the Company will determine, in its sole discretion, which category applies. Loyalty Bonus Shares, if awarded, may be combined with either a time based or a volume based bonus.

The availability, structure, and applicability of Bonus Shares are determined solely by the Company and may be modified, suspended, or discontinued at any time without notice, subject to applicable law.

Dilution and Investment Considerations

The issuance of Bonus Shares will result in the issuance of additional securities and may cause dilution to investors who do not receive Bonus Shares or who receive lower bonus percentages.

Investors are encouraged to evaluate this Reg CF offering based on the total number of Shares to be received, including any applicable Bonus Shares, rather than solely on the stated purchase price per share.

Relationship to Concurrent Rule 506(c) Offering

The Company is also conducting a Rule 506(c) offering limited to accredited investors. **Bonus Share terms in the Rule 506(c) offering may be more favorable than those available in this Reg CF offering.** All investors receive the same class of Common Stock. The Company has determined to offer differing bonus share structures between this Regulation Crowdfunding offering and the Rule 506(c) offering. These differences reflect, among other factors, the distinct regulatory frameworks applicable to each offering, differences in investor eligibility, the absence of individual investment limits in the Rule 506(c) offering, anticipated investment sizes, and the relative certainty and efficiency of capital formation associated with accredited investors.

Investor Experience Perks: The Company may offer non-equity perks for engagement purposes only. These perks are not part of the securities, have no cash value, and may change at the Company's discretion.

- Tier 1 – Fan ($500+): Saleen signature hat; digital investor certificate signed by Steve Saleen; investor email updates.
- Tier 2 – Pit Crew ($1,500+): Includes Tier 1 perks plus early access to new Saleen vehicle announcements prior to public release.
- Tier 3 – Paddock Pass ($5,000+): Includes Tier 2 perks plus invitation to an exclusive live virtual investor event featuring Steve Saleen.
- Tier 4 – In the Garage ($10,000+): Includes Tier 3 perks plus a behind-the-scenes tour of a Saleen facility (subject to availability and scheduling).
- Tier 5 – On the Grid ($25,000+): Includes Tier 4 perks plus invitation to attend a Saleen-hosted event (VIP access, subject to availability) and an opportunity to meet Steve Saleen in person.
- Tier 6 – Riding Shotgun ($50,000+): Includes Tier 5 perks plus a discount of up to 5% on the purchase of a Saleen vehicle (subject to terms and availability), private one-on-one interaction with Steve Saleen at a track event or facility visit (subject to scheduling), and an invitation to a private dinner with Steve Saleen (subject to availability).

TAX MATTERS

Each prospective investor should consult his or her own tax and, if applicable, ERISA advisor regarding the U.S. federal, state, local, and non-U.S. tax consequences of the purchase, ownership, and disposition of the securities, as well as the effects of any applicable changes in tax law.

The Company has not provided any tax opinion or tax advice to investors, and nothing in this Form C should be construed as tax advice.

Investors who are not U.S. persons should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Company, including the possible application of U.S. withholding tax, as well as the tax consequences under the laws of their jurisdiction of residence.

Each investor should consult his or her own tax advisor regarding the state and local tax consequences of an investment in the Company.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

RELATED PERSON TRANSACTIONS

The Company has entered into, and may continue to enter into, transactions with related persons. For purposes of this section, "related persons" include any director, executive officer, beneficial owner of more than 10% of the Company's voting securities, any immediate family member of such person, and any entity controlled by any of the foregoing.

The following summarizes material related person transactions within the past three years:

Transactions with Steve Saleen (Chief Executive Officer and Director)

Steve Saleen, the Company's Chief Executive Officer and a member of its Board of Directors, has multiple financial and commercial relationships with the Company, including compensation arrangements, prior loans and advances, equity ownership, and intellectual property licensing rights.

Outstanding Compensation and Advances

The Company has historically accrued compensation payable to Mr. Saleen in connection with his services and has also engaged in transactions involving advances and other financial arrangements.

As of March 31, 2024, the Company had outstanding obligations to Mr. Saleen consisting of approximately $6,356 in loans and approximately $1,497,597 in accrued payroll.

As of March 31, 2025, the Company reported a receivable from Mr. Saleen of approximately $122,186, representing a non-interest-bearing advance, and accrued compensation due to him of approximately $35,154.

The change from a net payable position as of March 31, 2024 to a net receivable position as of March 31, 2025 is primarily attributable to the issuance of advances to Mr. Saleen, which are substantially repaid by March 31, 2026.

Equity Transactions

In July 2024 and October 2024, Mr. Saleen exercised stock options previously granted under the Company's 2021 Stock Incentive Plan at an exercise price of $0.528 per share:

- July 2024: 1,227,000 shares of Common Stock were issued (aggregate value approximately $647,856).
- October 2024: 1,088,000 shares of Common Stock were issued (aggregate value approximately $574,464).

These option exercises were completed on a cashless basis, with the exercise price applied against accrued but unpaid compensation owed to Mr. Saleen.

In addition, in October 2024, Mr. Saleen purchased 600 units of the Company's Series B Preferred Stock at a purchase price of $1,000 per unit (aggregate purchase price $600,000). This transaction was also completed on a cashless basis and applied against accrued compensation. Each unit consists of one share of Series B Preferred Stock, initially convertible into 1,000 shares of Common Stock, and a warrant to purchase 1,000 shares of Common Stock at an exercise price of $1.00 per share, with a five-year term.

Licensing and Intellectual Property Arrangements

The Company utilizes intellectual property, branding, and related assets associated with Mr. Saleen, including his name, likeness, and the Saleen brand. Pursuant to applicable agreements:

- Mr. Saleen has granted the Company a license to use his name, image, likeness, and associated branding in connection with its business operations.
- Mr. Saleen retains certain economic rights related to licensing activities and is entitled to receive a royalty equal to 6% of gross revenues derived from third-party licensing of Company intellectual property.

These royalty arrangements are contingent upon the generation of licensing revenue and may result in payments to Mr. Saleen if and to the extent such revenues are realized.

Sale of a Vehicle

During the year ended March 31, 2025, the Company sold a vehicle to its Chief Executive Officer for $20,500, net of sales taxes. The transaction was conducted at a price immaterially above fair market value. The Company recognized a gain on sale of approximately $15,000 related to this transaction.

Transactions with Molly Saleen (Immediate Family Member)

Molly Saleen, an immediate family member of the Company's Chief Executive Officer, is associated with Saleen Performance Parts, which has engaged in transactions with the Company.
- Approximately $50,000 relating to the purchase and sale of automotive parts.
- Approximately $72,000 relating to licensing arrangements involving the Saleen name and logo.

W-Net Fund I, L.P. (the "W-Net Loan"), a related party controlled by David Weiner

On May 28, 2021, the Company issued a secured promissory note (the "W-Net Loan") in favor of W-Net Fund I, L.P., an entity affiliated with a certain related party, in the amended principal amount of $350,000.

The W-Net Loan accrued interest at a rate of 12% per annum and had a stated maturity date of November 28, 2021. The note was not repaid at maturity and was thereafter in default.

The obligations under the W-Net Loan were secured by a security interest in certain automobiles owned by the Company pursuant to a security agreement. The W Net Note also included provisions requiring mandatory prepayment from proceeds received by the Company from (i) issuances of equity securities and (ii) the sale of specified automobile assets. The agreement contained customary events of default, the occurrence of which entitled the Lender to accelerate repayment of all outstanding amounts.

During the fiscal year ended March 31, 2025, the Company satisfied in full its remaining obligations under the W-Net Note through the liquidation of collateral securing the indebtedness, including the sale of repossessed vehicles. As of March 31, 2025, no amounts remain outstanding under the W-Net Note.

CONFLICTS OF INTEREST

Management Control and Voting Proxy

Investors in this Reg CF offering will grant an irrevocable proxy to the Company's Chief Executive Officer to vote their Shares on most matters requiring stockholder approval.

As a result, investors will have limited ability to influence corporate decisions, and the Chief Executive Officer may exercise voting control in a manner that differs from the interests of investors.

Related Party Transactions

The Company has engaged in transactions with its Chief Executive Officer and affiliated persons, including equity compensation arrangements, deferred compensation and loans, and licensing and commercial transactions. These relationships may create situations where the interests of related persons differ from those of investors.

Licensing and Royalty Interests

Mr. Saleen's entitlement to receive royalty payments from licensing revenue creates a direct financial interest in licensing arrangements entered into by the Company. This may influence the structuring, timing, or prioritization of such transactions.

Dependence on Founder

The Company's brand identity, intellectual property, and strategic direction are closely associated with Steve Saleen. This concentration of influence may result in decisions that reflect the interests of the founder, which may differ from those of investors.

Concurrent Offerings

The Company is concurrently conducting a separate offering pursuant to Rule 506(c) of Regulation D. Investors participating in that Rule 506(c) offering may receive more favorable incentive structures, including higher Bonus Share percentages, which may result in differing economic outcomes among investors. Such differences are determined by the Company in its sole discretion and are not based on any assurance of future performance or preferential rights associated with the underlying securities, which are the same class of Common Stock across both offerings.

Bonus Share Discretion

The Company may issue Bonus Shares based on timing, investment amount, or other factors determined in its sole discretion. This may result in different effective purchase prices and ownership percentages among investors.

Marketing and Campaign Services Provider

The Company has engaged Maverick Brands LLC to provide marketing, campaign operations, and advisory services. Maverick is compensated based on fixed fees, and does not receive compensation based on investment amounts or securities transactions.

Maverick is an independent contractor and is not a registered broker-dealer or investment adviser. Maverick does not solicit investments, provide investment advice, or handle investor funds.

Although Maverick assists in preparing marketing materials, all offering materials are reviewed and approved by the Company. The compensation structure and role of Maverick may influence the presentation of information relating to this Reg CF offering.

No insiders of the Company have any ownership interest in, or other financial arrangements with, Maverick.

Future Transactions and Financing

The Company may raise additional capital, enter into additional related-party transactions, or allocate resources among business initiatives in its discretion. Such actions may result in dilution or otherwise affect investor outcomes.

Summary

Investors should carefully consider that the Company's governance structure, related party relationships, and financing activities may create conflicts of interest that could affect decision-making and investor outcomes.

OTHER INFORMATION

Bad Actor Disclosure

In connection with this Reg CF offering, Invown Funding Portal, LLC ("Invown"), the Intermediary, has conducted background screening of each "covered person" associated with the Company, as defined under Rule 503 of Regulation Crowdfunding. Covered persons generally include the Company's directors, officers, beneficial owners of 20% or more of the Company's outstanding voting equity securities, promoters, and certain other affiliated persons.

As part of this process, Invown conducted searches of, among other sources, the U.S. Department of the Treasury's Office of Foreign Assets Control (OFAC) sanctions list, the SEC Action Lookup – Individuals (SALI) database, FINRA BrokerCheck, and other commercially available consumer and public records databases.

Based on these screenings and the Company's review of the results, the Company has determined that no covered person is subject to any disqualifying event described in Rule 503(a) of Regulation Crowdfunding. Accordingly, the Company is not disqualified from relying on Regulation Crowdfunding for this Offering.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Steve Saleen
(Signature)

Steve Saleen
(Name)

CEO, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Steve Saleen
(Signature)

Steve Saleen
(Name)

CEO, Principal Executive Officer, Director
(Title)

May 27, 2026
(Date)

/s/ Neil Hannemann
(Signature)

Neil Hannemann
(Name)

Director
(Title)

May 27, 2026
(Date)

/s/ Michael Deschenes
(Signature)

Michael Deschenes
(Name)

Director
(Title)

May 27, 2026
(Date)

/s/ Charles Arzubiaga
(Signature)

Charles Arzubiaga
(Name)

Principal Accounting Officer, Vice President, Controller, and Corporate Secretary
(Title)

May 27, 2026
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Steve Saleen, being the founder of Saleen Automotive, Inc., a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of March 31, 2025 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended March 31, 2025, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending March 31, 2025, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Steve Saleen
(Signature)

Steve Saleen
(Name)

CEO, Principal Financial Officer, Director
(Title)

May 27, 2026
(Date)

EXHIBITS

Exhibit A   Financial Statements

SALEEN AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT (2024)

For the Years Ended MARCH 31, 2025 AND 2024

(2025 – Unaudited; 2024 – Audited)

MANAGEMENT PREPARATION AND RESPONSIBILITY STATEMENT
SALEEN AUTOMOTIVE, INC. AND SUBSIDIARIES
MANAGEMENT PREPARED CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended March 31, 2025 and 2024
(2025 – Unaudited; 2024 – Audited)

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements of Saleen Automotive, Inc. and Subsidiaries (the "Company") as of and for the year ended March 31, 2025 have been prepared by management in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), applied on a basis consistent with that used in the audited financial statements for the year ended March 31, 2024.

These financial statements include the consolidated balance sheet as of March 31, 2025, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended, and related notes.

Management is responsible for:

- the preparation and fair presentation of these financial statements in conformity with U.S. GAAP;
- the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements; and
- ensuring that the financial statements are free from material misstatement, whether due to error or fraud.

The financial statements for the year ended March 31, 2025 have not been audited or reviewed by an independent public accountant, and accordingly, no independent accountant expresses an opinion or provides any assurance on them.

The consolidated financial statements for the year ended March 31, 2024 were audited by an independent auditor, whose report dated February 18, 2026 is included herein. The auditor expressed an opinion on those financial statements. No audit or review procedures have been performed on the 2025 financial statements by that auditor or any other independent accountant.

Regulation Crowdfunding Disclosure

These financial statements are being provided in connection with securities offerings conducted pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act and Rule 506(c) of Regulation D under the Securities Act.

SALEEN AUTOMOTIVE, INC.

Steve Saleen

Steve Saleen, CEO
May 18, 2026

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (Unaudited)

AS OF MARCH 31, 2025

ASSETS

Current assets:

Cash	$	50,926
Accounts receivable, net		7,499
Due from related party		122,186
Inventories		1,342,978
Prepaid expenses and other current assets		6,933
Deferred offering costs		123,061
Total current assets		1,653,583
Property and equipment, net		278,878
Intangible assets, net		1,482,304
Right-of-use assets		770,177
Other assets		68,780
Total assets	$	4,253,722

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accounts payable	$	2,318,589
Accrued liabilities		3,939,712
Deferred revenue		3,724,453
Long-term debt due within one year		2,039,303
Lease liability, current portion, net		595,397
Total current liabilities		12,617,454
Long-term debt, net of current		1,935,759
Lease liability, net of current portion		322,303
Deferred tax liabilities, net		113,830
Total liabilities		14,989,346

Commitments and contingencies

Stockholders' (deficit) equity:

Preferred stock, $0.001 par value, 1,000,000 shares authorized 600 shares Preferred B outstanding as of March 31, 2025		1
Common stock, $0.001 par value, 100,000,000 shares authorized, 29,687,622 shares issued and outstanding as of March 31, 2025		29,237
Additional paid-in capital		41,174,698
Accumulated deficit		(51,939,560)
Total stockholders' (deficit) equity		(10,735,624)
Total liabilities and stockholders' equity	$	4,253,722

See Management Preparation and Responsibility Statement, and the accompanying notes, which are an integral part
of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

FOR THE YEAR ENDED MARCH 31, 2025

Revenues:	
Products	$ 2,750,998
Royalty revenue	93,892
Total revenues	2,844,890
Cost of revenues:	
Products	2,536,392
Services	2,810
Total cost of revenues	2,539,202
Gross profit	305,688
Operating expenses:	
Selling, general and administrative	5,060,517
Research and development	279,878
Total operating expenses	5,340,395
Loss from operations	(5,034,707)
Other (expense) income:	
Gain on extinguishment of debt and other liabilities	17,793
Interest expense	(94,240)
Other income, net	451,506
Total other (expense) income, net	375,059
Provision for income taxes	6,975
Net loss	$ (4,666,622)
Weighted average common shares outstanding -	
Basic	29,687,622
Diluted	29,687,622
Net loss per common share -	
Basic	$ (0.16)
Diluted	$ (0.16)

See Management Preparation and Responsibility Statement, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balances at March 31, 2023	-	$ -	25,359,573	$ 25,360	$ 37,326,735	$ (37,000,089)	$ 352,006
Issuance of common stock pursuant to rule 506c Regulation D offering, net of offering costs	-	-	370,000	370	369,630	-	370,000
Issuance of common stock pursuant to Regulation CF offering, net of offering costs	-	-	916,903	466	465,114	-	465,580
Net loss	-	-	-	-	-	(10,272,850)	(10,272,850)
Balances at March 31, 2024	-	-	26,646,476	$ 26,196	38,161,479	$ (47,272,939)	(9,085,264)
Issuance of common stock pursuant to rule 506(b) Regulation D offering, net of offering costs	-	-	350,000	350	349,650	-	350,000
Issuance of common stock pursuant to Regulation CF offering, net of offering costs	-	-	376,146	376	109,065	-	109,442
Issuance of common stock pursuant to exercise of stock options, 2021 Stock Incentive Plan	-	-	2,315,000	2,315	1,220,005	-	1,222,320
Stock-based compensation (non-cash, 2021 Stock Incentive Plan)	-	-	-	-	734,500	-	734,500
Issuance of Series B Preferred Stock and warrants in exchange for accrued compensation (related party)	600	1	-	-	599,999	-	600,000
Net loss	-	-	-	-	-	(4,666,622)	(4,666,622)
Balances at March 31, 2025	600	$ 1	29,687,622	$ 29,237	$ 41,174,698	$ (51,939,561)	$ (10,735,624)

See Management Preparation and Responsibility Statement, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited}

FOR THE YEAR ENDED MARCH 31, 2025

Cash flows from operating activities:		
Net loss	$	(4,666,622)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		78,227
Gain on forgiveness of debt and other liabilities		(340,754)
Allowance for expected credit losses		74,320
Non-cash lease expense		1,416,762
Changes in operating assets and liabilities:		
Accounts receivable		(10,979)
Loan to related party		(52,186)
Inventories		258,349
Prepaid expenses and other assets		894,772
Accounts payable		905,128
Accrued liabilities		(1,256,154)
Deferred revenue		1,305,065
Operating lease liabilities		(1,516,527)
Net cash used in operating activities		(2,910,599)
Cash flows from investing activities:		
Sale of equipment to related party		20,500
Net cash used in investing activities		20,500
Cash flows from financing activities:		
Repayments to related party		(6,356)
Proceeds from long-term debt		160,278
Repayments of long-term debt		(210,362)
Proceeds from issuance of common stock, net of offering costs		459,441
Proceeds from issuance of preferred B shares, net of offering costs		600,000
Issuance of common stock pursuant to exercise of stock options		1,222,320
Stock-based compensation (non-cash, 2021 Stock Incentive Plan)		734,500
Deferred offering costs		(25,561)
Net cash provided by financing activities		2,934,260
Net change in cash and cash equivalents		44,161
Cash and cash equivalents at beginning of year		6,765
Cash and cash equivalents at end of year	$	50,926
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	94,240
Cash paid for income taxes, net	$	2,400

See Management Preparation and Responsibility Statement, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1 – Overview

Description of Business

Saleen Automotive Inc. ("Saleen," "we," "us," "our," or the "Company") is an engineering services provider and original equipment manufacturer ("OEM") of high-performance vehicles ("Saleen OEM") that are built from the ground up. The Company designs, develops, manufactures, and sells high-performance vehicles derived from base chassis supplied by major American automobile manufacturers ("Saleen Signature Cars"). These Saleen-badged vehicles typically include modified engines, transmissions, suspensions, interior trims, aerodynamics, and exterior enhancements that distinguish them from their base counterparts. All Saleen models are tested and tuned at the Company's private facility in Corona, California.

The Company also provides engineering, development, and design consulting services on a project basis for automotive manufacturers worldwide. The Company's customer base includes muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retailers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets.

Saleen was incorporated on August 6, 2021, under the laws of the State of Delaware and is headquartered at 2735 Wardlow Road, Corona, California 92882. The Company's predecessor, Saleen Automotive, Inc. (the "Predecessor"), was incorporated in Nevada on June 24, 2011.

On August 12, 2021, the Company completed a merger transaction to reorganize under Delaware law. As a result of the transaction, Saleen became a Delaware C corporation and wholly owns SLN Merger Sub LLC ("SLN Sub"), into which the Predecessor was merged. SLN Sub operates as the Company's operating subsidiary (collectively, the "Saleen Entities"). The transaction was accounted for as a recapitalization, with the Saleen Entities deemed the accounting acquirer and the Company deemed the legal acquirer.

Except as otherwise specified, references to years indicate the Company's fiscal years ended March 31, 2025 and 2024.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

The Company has incurred recurring losses from operations and has experienced negative cash flows from operating activities. For the year ended March 31, 2025, the Company reported a net loss of approximately $4.7 million and an operating loss of approximately $5.0 million. Included in the net loss for the year ended March 31, 2025 is approximately $734,500 of non-cash stock-based compensation expense, which did not result in a current period cash outflow. Additionally, operating results for the year include approximately $860,710 of non-cash expense related to marketing and promotional services associated with warrants issued in a prior arrangement. Although operating performance improved compared to the prior year ended March 31, 2024, during which the Company reported a net loss of approximately $10.3 million, the Company continues to generate losses and has not yet achieved profitability.

As of March 31, 2025, the Company continues to have a working capital deficit and remains in default on certain debt obligations. These conditions raise doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are issued.

Management has evaluated the significance of these conditions and is pursuing actions intended to mitigate the factors giving rise to the substantial doubt. The Company's plans include raising additional capital through equity financings, including a Regulation Crowdfunding offering and a concurrent Rule 506(c) offering, as well as pursuing alternative sources of debt financing and potential strategic transactions. The Company has engaged, or intends to engage, investment advisors, brokers, and other third parties in connection with these efforts. The Company is also focused on improving gross margins and managing operating expenses.

However, there can be no assurance that the Company will be successful in obtaining sufficient funding through these or other means, or that it will achieve its operational objectives. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flows from operations and/or obtain additional financing to meet its obligations as they become due.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Such adjustments could be material.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Preparation

These consolidated financial statements include the accounts of Saleen Automotive, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated. In the opinion of management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of these consolidated financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current period's presentation. These reclassifications had no effect on the reported net loss.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Saleen Signature Cars, a California corporation, and Saleen Sales Corporation, a California corporation. Intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to receive in exchange for those goods and services. For performance obligations related to substantially all its products, control transfers at a point in time either upon shipment of the product to the customer or delivery. Except for warranty claims, the Company has no post-sales obligations. Amounts billed to the Company's customers for shipping and handling are recorded in revenue. Shipping and handling costs incurred by the Company are included in the cost of revenues.

The Company recognizes revenue from its engineering and design contracts and consulting services contracts as the services are provided and accepted by its customers. Deferred revenue is recorded for any payments received for services yet to be completed. Under the terms of its engineering design and development contracts, costs are invoiced as incurred plus a markup.

Variable Consideration

Our revenue generating activities include variable considerations which is recorded as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the anticipated performance and all information (historical, current, and forecasted) that is reasonably available.

Returns for products sold are estimated using the expected value method and are recorded as a reduction in reported revenues at the time of sale based upon historical product return experience and is adjusted for known trends to arrive at the amount of consideration which the Company expects to receive. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Contract Assets and Contract Liabilities

Contract liabilities consist of amounts accrued relating to performance obligations yet to be satisfied and amounts accrued relating to contracts that do not meet the criteria as a contract with a customer and cannot yet be recorded in revenue. Certain product sales require customers to make deposits at the time of signing the related sales order. The Company receives either partial or full deposits related to the sales orders in advance of shipment and is generally paid in full prior to the shipment of the products. These customer deposits are recorded as deferred revenue, which the Company expects to be realized in less than a year. For engineering service contracts where the performance obligation is not completed, a contract liability is recorded for any payments received in advance of the performance obligation being completed or satisfied.

Warranties

The Company provides a three-year or 36,000-mile new vehicle limited warranty for certain products. This vehicle's limited warranty applies only to installed parts and/or assemblies of the Company's products. All unaltered parts are covered under the original full warranty of the OEM manufacturer of the base vehicles. Accrued warranty costs are included in accrued liabilities in the consolidated balance sheets.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations.

Advertising expense was $993,550 and $158,810 for the years ended March 31, 2025 and 2024, respectively. Advertising expense for the year ended March 31, 2025 includes approximately $860,710 of non-cash expense related to a prepaid asset recognized in connection with warrants issued to Crush Capital, Inc. under an appearance agreement for marketing, branding, and production services.

The warrants were accounted for as equity and recorded as a prepaid asset at their estimated fair value at the grant date. The related non-cash expense recognized during the year ended March 31, 2025 reflects management's assessment of the period in which the underlying services were deemed to be performed.

The Company previously evaluated the services provided under the agreement and had disputed whether such services provided commensurate value, including in connection with its Regulation Crowdfunding offering during fiscal year 2025. Crush Capital has subsequently ceased asserting any claims with respect to this matter, and no further obligation is considered to exist as of March 31, 2025.

Research and Development Expenses

In accordance with ASC 730, research and development costs are expensed in the period incurred.

Income Taxes

Deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and the amounts that are reported in the income tax returns. Deferred taxes are evaluated for realization on a jurisdictional basis. The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company will adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of its position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. The amount of unrecognized tax benefits is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax laws, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. The Company recognizes both accrued interest and penalties associated with uncertain tax positions as a component of selling, general and administrative expenses in the consolidated statements of operations.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws and regulations may change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from management's estimates, which could require the Company to record additional tax liabilities or to reduce previously recorded tax liabilities, as applicable.

Cash

Cash includes cash on hand and cash on deposit at financial institutions. Cash is maintained in bank deposit accounts that may exceed federally insured limits. As of March 31, 2025 and 2024, the Company's cash in bank balances did not exceed federally insured limits.

Bank Overdrafts

The Company reports bank overdrafts as accounts payable on the consolidated balance sheet. Bank overdrafts were $176,846 and $186,825 as of March 31, 2025 and 2024, respectively.

Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value. The hierarchy below lists the three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of those three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

● Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

● Level 2 – inputs are based on quoted prices of similar instruments in active markets, quoted prices for identical or similar instruments in market that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

● Level 3 – inputs are generally unobservable for the asset or liability, which are typically based on management's estimates of assumptions that market participants would use in pricing the assets and liabilities. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The fair value of the PPP Loan, SBA Loan, promissory notes and convertible promissory note is estimated by using current applicable rates for similar instruments as of the balance sheet date and an assessment of the credit rating. The carrying value of the SBA Loan as of March 31, 2025, approximates fair value because the interest rate yield is near current market rates for comparable debt instruments. The fair value of the convertible promissory note is estimated by using a discounted cash flow analysis using borrowing rates available to the Company for debt instruments with similar terms and maturities and is classified in Level 2 of the valuation hierarchy. Our other current financial assets and current financial liabilities have fair values that approximate their carrying values.

Income (Loss) per Share

Basic income (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares that would have been outstanding during the period assuming the issuance of common stock for all potential dilutive common shares outstanding. Potential common shares consist of shares issuable upon the exercise of warrants and the conversion of convertible notes payable.

The following table sets forth the computation of basic and diluted net income loss per common share:

| | Year Ended March 31, | |
	2025	2024
Numerator: Net loss	$ (4,666,622)	$ (10,272,850)
Denominator: Weighted average common shares outstanding – basic	29,687,622	26,646,476
Denominator: Weighted average common shares outstanding – diluted	29,687,622	26,646,476
Net loss per share – basic	$ (0.16)	$ (0.39)
Net loss per share – diluted	$ (0.16)	$ (0.39)

The following table sets forth the number of potential common shares excluded from the calculations of net loss per diluted share because their inclusion would be anti-dilutive as of March 31, 2025 and 2024:

| | March 31, | |
	2025	2024
Convertible note	0	141,747
Warrants	2,822,222	2,222,222
	2,822,222	2,363,969

Accounts Receivable

The Company extends credit to its customers. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of the Company's customers to make the required payments. The Company specifically analyzes the age of customer balances, historical bad debt experience, customer creditworthiness and changes in customer payment terms when making estimates of the collectability of the Company's accounts receivable balances. If the Company determines that the financial condition of any of its customers has deteriorated, whether due to customer specific or general economic issues, an increase in the allowance may be made. After all attempts to collect a receivable have failed, the receivable is written off. As of March 31, 2025, there was no allowance for doubtful accounts. As of March 31, 2024, the allowance for doubtful accounts was $72,307.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined on an average cost basis, which approximates actual cost on a first-in, first-out basis. Net realizable value represents the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory balances are evaluated regularly for excess quantities and obsolescence by analyzing estimated demand, inventory on hand, sales levels, and other relevant information. When inventory is determined to be excess or obsolete, balances are reduced to net realizable value. At the point of write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase of that newly established cost basis.

Property and Equipment, net

Property and equipment are recorded at cost. Depreciation and amortization on property, plant and equipment is recognized on a straight-line basis over the estimated useful lives of the assets, which for machinery and equipment is between three and seven years, including product tooling and manufacturing process equipment; between five and seven years for furniture and fixtures, and the shorter of lease term or useful life for leasehold improvements. Our museum collection of automobiles held for exhibition purposes is not depreciated. Expenditures for repairs and maintenance are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation and amortization of disposed assets are removed from the accounts and any resulting gain or loss is included in other income (expense), net in the consolidated statements of operations.

Intangible Assets

Intangible assets consist of an indefinite-lived trade name acquired in connection with a 2019 asset acquisition. The carrying amount of the trade name was $1,482,304 and $1,489,298 as of March 31, 2025 and 2024, respectively.

The trade name is classified as an indefinite-lived intangible asset as there are no legal, regulatory, contractual, competitive, economic, or other factors that limit its useful life. Accordingly, the asset is not amortized. In accordance with ASC 350-30, indefinite-lived intangible assets are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The Company performs its annual impairment test as of March 31.

The Company may first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the trade name is less than its carrying amount. If the Company elects to bypass the qualitative assessment, or if the qualitative assessment indicates that it is more likely than not that the asset is impaired, the Company performs a quantitative impairment test.

The quantitative impairment test consists of a comparison of the fair value of the trade name to its carrying amount. The Company estimates fair value using an income approach, specifically the relief-from-royalty method, which reflects the present value of hypothetical royalty payments that a market participant would avoid by owning the trade name.

The determination of fair value requires management to make significant estimates and assumptions, including projected revenues, an appropriate royalty rate, discount rate, and applicable tax rate, which are based on market participant assumptions in accordance with ASC 820. An impairment charge is recognized for the amount by which the carrying amount exceeds the estimated fair value, if any.

Based on the Company's annual impairment assessments for the years ended March 31, 2025 and 2024, the estimated fair value of the trade name exceeded its carrying amount. Accordingly, no impairment loss was recognized in either period.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets, including property and equipment and amortizable intangible assets, held, and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows.

Management believes there was no impairment of long-lived assets during the fiscal year ended March 31, 2025. Management recorded an impairment charge of $257,677 related to S1 tooling during the fiscal year ended March 31, 2024.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Beneficial Conversion Features

Convertible notes and securities with beneficial conversion features are accounted for under the guidelines established by ASC 470-20, *Debt with Conversion and Other Options*. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets and operating lease liabilities on its consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For lease agreements with lease and non-lease components, the Company accounts for those components as a single lease component. The Company does not present short-term leases on the balance sheet, as those leases have a lease term of twelve months or less at inception and do not contain purchase options or renewal terms that the Company believes it is reasonably certain to exercise.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, directors and contractors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option or warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company records an expense for stock issued for services based on the number of shares issued and the fair value of the underlying stock issued to the recipient.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged as additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of March 31, 2025 and 2024, the Company had capitalized $123,061 and $97,500, respectively, of deferred offering costs.

Recently Adopted and Issued Accounting Standards

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. This ASU amends the guidance on convertible instruments and the derivatives scope with the exception for contracts in an entity's own equity and improves and amends the related earnings per share guidance for both Subtopics. The ASU was effective for the Company for the fiscal year beginning April 1, 2024. Adoption of this ASU did not have a material impact on the Company's consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740)*, which provides for improvements to certain income tax disclosures. For entities other than public business entities, ASU No. 2023-09 requires qualitative disclosure in the rate reconciliation about specific categories of reconciling items and individual jurisdictions that result in a significant difference between the statutory tax rate and the effective tax rate. ASU No. 2023-09 also requires that all entities disclose on an annual basis the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes with additional disaggregation by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). Lastly, ASU No. 2023-09 requires that all entities disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. ASU No. 2023-09 is effective for the Company for the fiscal year beginning April 1, 2026. The Company does not expect that this standard will have a material impact on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, *Debt—Debt with Conversion and Other Options (Subtopic 470-20)*, to improve the relevance and consistency in application of the induced conversion guidance. Under current GAAP, the guidance on induced conversions applies only to conversions that include the issuance of all equity securities issuable pursuant to the conversion privileges provided in the terms of the debt at issuance. Current GAAP does not address how this criterion should be applied to the settlement of a convertible debt instrument that does not require the issuance of equity securities upon conversion (for example, a convertible debt instrument with a cash conversion feature). Current GAAP also does not address how the incorporation, elimination, or modification of a volume-weighted average price formula interacts with this criterion, including when such changes could result in the holder receiving less cash or fewer shares than if the debt instrument had been settled pursuant to the conversion privileges provided in the terms of the instrument (before any changes to induce conversion). The amendments in ASU 2024-04 clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU No. 2024-04 is effective for the Company for the fiscal year beginning April 1, 2026. The Company does not expect that this standard will have material impact on its consolidated financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's consolidated financial statements and related disclosures. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 3 – Revenue Recognition

Disaggregated Revenues

The following table shows disaggregated revenues by major sources:

| | Year Ended March 31, | |
	2025	2024
Signature cars (1)	$ 2,750,998	$ 3,588,911
Other	-	-
Total	2,750,998	3,588,911
Services		
Other	-	-
Total	-	-
Royalty revenue	93,892	57,845
Total revenues	$ 2,844,890	$ 3,646,756

   (1) Signature cars include Saleen branded Ford Mustangs and Ford trucks vehicles.

Note 4 – Consolidated Financial Statement Details

The following tables show the Company's consolidated financial statement details as of March 31, 2025 and 2024:

Inventories

| | March 31, | |
	2025	2024
Automobile parts	$ 295,978	$ 244,327
Finished goods - S1 cars	1,047,000	1,357,000
Work-in-progress	-	-
Automobile parts held at third party	-	-
Total	$ 1,342,978	$ 1,601,327

During fiscal year 2024, the Company recorded inventory write-downs and impairment charges totaling $6,500,161, which are included in cost of goods sold. These charges reflect management's assessment that the carrying value of certain inventory items exceeded their net realizable value, consistent with the application of the lower of cost or net realizable value principle under U.S. GAAP. The charges consisted of:

- $515,262 related to inventory parts;
- $1,695,937 related to inventory parts associated with the S1 program; and
- $4,288,962 related to finished goods associated with the S1 program.

Property and Equipment, Net

	March 31,			
	2025		**2024**	
Leasehold improvements - office	$	137,813	$	142,091
Machinery and equipment		581,436		994,328
Museum collection automobiles		286,412		286,412
Other automobiles		138,092		237,355
Furniture and fixtures		147,128		156,711
Computer and software		4,147		91,629
Total		1,295,028		1,908,526
Less: Accumulated depreciation		(1,016,150)		(1,543,954)
Property and equipment, net	$	278,878	$	364,572

Depreciation and amortization expenses for the years ended March 31, 2025 and 2024 totaled $78,227 and $307,416, respectively.

Intangible Assets

Intangible assets are comprised of indefinite-lived assets acquired in the asset acquisition from S7 Supercars in May 2019 for a value of $1,482,304.

Accrued Liabilities

	March 31,			
	2025		**2024**	
Accrued expenses	$	638,912	$	448,181
Accrued compensation		2,156,234		3,602,318
Income taxes payable		1,144,567		1,145,367
Total accrued liabilities	$	3,939,712	$	5,195,866

Significant Concentrations

For fiscal year 2025, revenues from two product customers represented 15.4% and 6.7% of total revenue. For fiscal year 2024, revenues from two product customers represented 13% and 12% of total revenue.

The Company utilizes automobile platform vehicles for its Signature Cars from their manufacturers including Ford and generally receive the base vehicle platforms directly from their dealers. The Company entered into sourcing agreements with individual car dealerships but does not have supply agreements with the manufacturers. Accordingly, the Company's supply of base vehicle platforms may be limited to the allocation allotted from its source dealerships.

Note 5 – Debt

Our debt consisted of the following:

| | As of and for the year ended March 31, | | | | | |
| | **2025** | | | **2024** | | |
	Principal	**Accrued interest**	**Interest expense**	**Principal**	**Accrued interest**	**Interest expense**
Small business administration loan	1,984,628	161,836	75,000	1,996,424	86,836	75,000
W-Net Fund I loan - related party	-	-	-	120,912	-	-
Certitude Trust - related party	100,000	18,636	7,680	140,000	10,956	-
Unsecured convertible note, past due	-	-	-	100,000	70,096	7,000
Rexco Forbearance, due on demand	1,623,107	14,806	-	1,693,981	14,806	-
Manderson note	118,332	11,558	6,815	118,332	4,742	4,742
Race Crafters Manufacturing note	135,000	-	-	170,000	-	-
Other	13,995	-	4,744	13,219	-	-
Total	3,975,062	206,436	94,240	4,352,868	187,436	86,742
Less: Long-term debt due within one year	2,039,303	-	-	2,246,444	-	-
Long-term debt	$ 1,935,759	$ 206,835	$ 94,240	$ 2,106,424	$ 187,436	$ 86,742

Amended Small Business Administration Loan

On August 18, 2020, the Company entered into the SBA Loan with a principal amount of $150,000 with the SBA. The SBA Loan bears interest at 3.75% per annum and matures on August 18, 2050 with the first eleven months of interest and principal payments deferred. The SBA Loan is secured by substantially all the assets of the Company. The SBA Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the SBA Loan.

On November 21, 2021, the Company amended its loan with the SBA to increase the principal amount of the loan to $500,000 (the "Amended SBA Loan"). The Company's installments on the principal and interest were $2,532 per month beginning 24 months from the date of the original note, August 18, 2020. Annual interest accrued at 3.75% on the funds actually advanced from date of each advance. The balance and interest was payable thirty years from the date of the original note or August 18, 2050.

On April 7, 2022, the Company further amended its loan with the SBA to increase the principal amount of the loan to $2,000,000 (the "Amended SBA Loan"). The Company's installments on the principal and interest are $9,822.00 monthly beginning twenty-four months from the date of the original note. The balance of principal and interest will be payable thirty years from the date of the original note. Annual interest accrues at 3.75% on the funds actually advanced from date of each advance. The balance and interest will be payable thirty years from the date of the original note or August 18, 2050.

The SBA has a continuing security interest in the Company's assets, including but not limited to inventory, equipment, instruments, including promissory notes, chattel paper, accounts receivables, etc. The Amended SBA Loan has a number of conditions, one of which is a limit on the Company's ability to raise funds through security offerings. Under this provision, the Company has agreed that the SBA has the right to require full payment of the balance of the loan or require a portion of the proceeds be applied to reduce the outstanding balance of the loan. Furthermore, the Company agreed that such proceeds will not be applied in lieu of scheduled payments.

Extinguishment of Legacy Convertible Note

The Company previously had an unsecured convertible promissory note dated March 28, 2014, with a principal balance of $100,000 and interest accruing at 7.0% per annum. The note matured on March 28, 2017 and remained in default thereafter.

The note originally provided for conversion into shares of the Company's common stock at the lesser of (i) $1.20 per share or (ii) 70% of the average market price of the Company's common stock over a specified measurement period. Because the Company is not publicly traded, the conversion feature was determined to have no measurable value.

The original noteholder passed away in 2015, and no executor, administrator, or representative of the estate has contacted the Company since that time. The Company evaluated the legal enforceability of the note under applicable statutes of limitations and concluded that any claim to enforce the obligation is time-barred.

Accordingly, during the year ended March 31, 2025, the Company determined that the note no longer met the definition of a liability and, in accordance with ASC 405-20, derecognized the note and all related accrued interest. The Company recorded a gain of $170,096 in "Other income – gain on extinguishment of debt." No further obligations remain under this instrument.

W-Net - Secured Promissory Note – Related Party

On May 28, 2021, the Company entered into a secured promissory note with W-Net Fund ("W-Net Note") for an amended principal amount of $350,000. The W-Net Note bears interest at 12% per annum and matured on November 28, 2021. Accordingly, the note is in default.

The W-Net Note is secured by automobiles, as the Company granted a security interest to W-Net Fund in certain vehicles owned by the Company under the terms of a security agreement. The W-Net Note includes provisions requiring mandatory prepayments upon the receipt of proceeds from the sale of equity securities or S1 automobiles. The agreement also contains customary events of default, and the occurrence of such events may result in a claim for immediate repayment of all outstanding amounts.

During the year ended March 31, 2025, the Company recorded additional repayments in connection with the disposition of repossessed collateral securing the note. In connection with these activities, the Company recognized a gain on settlement of approximately $50,912, which is included in other income in the accompanying consolidated statements of operations. No further obligations remain under this instrument.

Certitude Trust – Related Party

On July 13, 2021, the Company issued a promissory note in the amount of $150,000 to Certitude Trust (the "Certitude Note") in connection with a litigation settlement. The Certitude Note bore interest at 6% per annum and was due on July 13, 2022, or upon completion of an equity financing during fiscal year 2022, whichever occurred sooner.

The note was previously in default. On August 1, 2024, the Company entered into a settlement agreement with Certitude Trust to resolve outstanding obligations under the Certitude Note and related disputes.

Under the terms of the settlement agreement, the Company is making payments toward the outstanding balance of the note. As of March 31, 2025, the Company is in compliance with the terms of the settlement agreement, and the note is no longer considered to be in default.

Rexco Forbearance Note

In fiscal year 2023, the Company entered into a forbearance term sheet with the landlord of its facilities at 2735 and 2755 Wardlow Road in Corona, California, to address past-due rental obligations incurred during the COVID-19 pandemic. Under the terms of the agreement, the Company acknowledged that, as of February 28, 2023, it owed Rexco $1,586,477 in unpaid rent and $107,504 in late fees. As part of the forbearance arrangement, the Company agreed to pledge its Common Stock as collateral for the outstanding prior rent. The agreement requires full payment of all past-due amounts by June 30, 2024, after which the landlord may enforce its rights under the lease and pursue collection through any legal means.

Subsequent to the forbearance agreement, the Company's discussions with Rexco have been verbal and have primarily focused on the Company remaining current on rental payments for the 2735 Wardlow Road facility. In connection with these discussions, the Company relinquished its tenancy at 2755 Wardlow Road, effective January 31, 2025, for which Rexco has issued written confirmation of termination.

Manderson Promissory Note

On July 25, 2023, the Company reclassified accounts payable of $104,103 to a promissory note (the "Manderson Note") in the same amount. The note bears interest at a rate of 6% per annum and originally matured on December 31, 2023.

The note provides that, upon the occurrence of an event of default, interest accrues on the outstanding principal and unpaid interest at a rate equal to the lesser of 12% per annum or the maximum rate permitted by applicable law. Interest is calculated on a 360-day year.

As of March 31, 2025, the outstanding principal balance of the Manderson Note was $118,332, and accrued interest totaled approximately $11,558. The note is unsecured.

Race Crafters Manufacturing Promissory Note

In April 2023, the Company entered into a settlement agreement with Race Crafters LLC, pursuant to which the Company issued a promissory note in the amount of $200,000. Under the terms of the agreement, the note is repayable in monthly installments of $5,000 for an initial period of twenty-four months, followed by monthly installments of $13,333 for six months thereafter.

As of March 31, 2025, the outstanding balance of the note was $135,000, compared to $170,000 as of March 31, 2024.

Contractual Maturities of Debt Obligations

The aggregate contractual maturities of all borrowings due subsequent to March 31, 2025 are as follows:

Fiscal Year	Amount
2026	$ 1,851,037
2027	38,871
2028	40,143
2029	41,886
2030	43,484
Thereafter	1,959,641
Total	$ 3,975,062

Note 6 – Leases

The Company has lease arrangements for its facilities.

In September 2017, the Company entered into two operating lease agreements for its facilities located at 2755 Wardlow Road, Corona, California and 2735 Wardlow Road, Corona, California. Both leases commenced on February 1, 2018 and were originally scheduled to expire on January 31, 2028. The lease agreements require total monthly base rent payments of $51,265 for the first year, with annual escalations of 3%, and a total security deposit of $55,000. The Company is responsible for operating expenses, including property taxes, insurance, maintenance and management fees.

In January 2025, the landlord agreed to take back the building located at 2755 Wardlow Road prior to the scheduled expiration date. The Company relocated inventory previously stored at that location to its remaining facility at 2735 Wardlow Road, Corona, California. This change did not result in any material adverse effect on the Company's operations.

In response to the impact of the COVID-19 pandemic on the Company's operations, beginning April 1, 2020, the Company suspended the payment of rent and did not make lease payments under its existing lease agreements for one of its two facility leases. During the suspension of payments, the Company continued to recognize expenses and liabilities for lease obligations and corresponding lease assets on the consolidated balance sheet in accordance with ASC 842.

Total operating lease expense was $814,184 and $813,939 for the years ended March 31, 2025 and 2024, respectively.

As of March 31, 2025 and 2024, the carrying amount of the Company's operating lease right-of-use ("ROU") assets was $770,177 and $2,186,939, respectively.

As of March 31, 2025 and 2024, operating lease liabilities were $917,700 and $2,434,227, respectively, consisting of the following components:

Supplemental balance sheet information related to leases is as follows:

	March 31,	
	2025	2024
Assets:		
Right of use assets	$ 770,177	$ 2,186,939
Lease liabilities:		
Lease liability, current portion	$ 595,397	$ 517,973
Operating lease liabilities	322,303	1,916,254
Total operating lease liabilities	$ 917,700	$ 2,434,227

The following table includes supplemental information:

	March 31,	
	2025	**2024**
Weighted-average remaining lease term (in years)	2.84	3.84
Weighted-average discount rate	10.00%	10.00%

Maturities of lease liabilities as of March 31, 2025 are as follows:

Fiscal Year	**Amount**
2026	$ 299,498
2027	342,872
2028	321,548
Total lease payments	963,918
Less: imputed interest	(46,218)
Total lease obligations	$ 917,700

Note 7 – Commitments and Contingencies

Litigation and Claims

The Company is involved in certain legal proceedings that arise from time to time in the ordinary course of business. The Company is currently a party to several legal proceedings related to claims for payment that are currently accrued in the Company's consolidated financial statements as other current liabilities or accounts payable. The Company accrues for matters when losses are deemed probable and estimable. Legal expenses associated with contingencies are expensed as incurred.

On March 5, 2025, the Company settled litigation arising from events occurring in fiscal year 2020 related to a dispute with TM Tecnologie Meccaniche s.r.l. regarding unpaid amounts for automobile products. Management has determined that, based on information available through the issuance date of the financial statements, it is probable that a loss had been incurred as of March 31, 2024, and the amount of the loss was reasonably estimable. Accordingly, the Company recognized an accrual of $100,000 in the 2024 financial statements.

The Company is involved in litigation arising from events occurring in prior periods related to a dispute with a distributor regarding deposits paid for automobiles that were neither delivered nor refunded. Management has determined that, based on information available through the issuance date of the financial statements, it is probable that a loss had been incurred as of March 31, 2024, and the amount of the loss was reasonably estimable. Accordingly, the Company recognized an accrual of $111,000 in the 2024 financial statements.

On August 1, 2024, the Company settled litigation arising from events occurring in prior periods related to a dispute with Certitude Trust regarding payment obligations under a promissory note. Management has determined that, based on information available through the issuance date of the financial statements, it is probable that a loss had been incurred as of March 31, 2024, and the amount of the loss was reasonably estimable. Accordingly, the Company recognized an accrual of $17,843 in the 2024 financial statements.

Note 8 – Income Taxes

The following table summarizes the significant differences between statutory rates for the years ended March 31, 2025 and 2024:

	Year Ended March 31,	
	2025	**2024**
Statutory tax rate:		
U.S. federal	21.00%	21.00%
State taxes, net of federal benefit	6.98%	6.98%
Permanent differences		
Stock-based compensation	(15.75)%	0.00%
Change in valuation allowance	(12.25)%	(27.83)%
Other	0.0%	-0.08%
	0.0%	0.07%

The provision for income taxes consisted of the following:

	Year Ended March 31,	
	2025	**2024**
Current		
Federal	$ -	$ -
State	6,975	4,000
Total current	6,975	4,000
Deferred		
Federal	-	2,413
State	-	803
Total deferred	-	3,216
Provision for income taxes	$ 6,975	$ 7,216

The effective tax rate for the year ended March 31, 2025 differs from the statutory rate primarily due to the impact of a full valuation allowance against deferred tax assets and non-deductible stock-based compensation.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets and liabilities are as follows:

	Year Ended March 31,	
	2025	**2024**
Deferred tax assets:		
Net operating loss carryforwards	$4,685,070	$ 3,859,124
Lease liability	681,184	681,184
Other	248,989	248,989
Total deferred tax assets	5,615,242	4,789,297
Less: valuation allowance	(5,006,474)	(4,180,529)
Total deferred tax assets, net	608,768	608,768
Deferred tax liabilities:		

Right of use assets		(612,000)	(611,984)
Intangible assets		(110,613)	(110,613)
Total deferred tax liabilities		(722,613)	(722,598)
Net deferred tax liabilities		$ (113,845)	$ (113,830)

The net deferred tax liability as of March 31, 2025 and 2024 principally relates to tax amortization of intangibles that have an indefinite reversal period for book purposes, also known as a "naked credit deferred tax liability," that cannot be considered as a source of income to recover the deferred tax asset. This deferred tax liability relates to the Company's asset acquisition of indefinite lived intangible assets for the S7 supercars purchase which for tax purposes will be amortized over a 15-year period.

The Company evaluates whether a valuation allowance should be established against the Company's deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, significant weight is given to evidence that can be objectively verified. As of March 31, 2025 and 2024, a valuation allowance of $5,006,474 and $4,180,529 was recorded, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective tax rate is approximately 0.0% for the year ended March 31, 2025 and 0.07% for the year ended March 31, 2024, primarily due to the full valuation allowance recorded against the Company's net deferred tax assets.

Stock-based compensation expense of approximately $734,500 was recorded for financial reporting purposes but is not deductible for tax purposes and is treated as a permanent difference. Marketing and promotional costs related to an appearance agreement were incurred during the year and are fully deductible for tax purposes. The Company also terminated a facility lease during the year, resulting in temporary differences related to lease accounting.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact its view with regard to the future realization of available deferred tax assets. As of the fiscal year ended March 31, 2024, the Company did not recognize an income tax benefit for any of its deferred tax assets, primarily related to net operating loss carry forwards, reserves and allowances, and lease liabilities, because the Company determined that sufficient negative evidence continued to exist to conclude it was uncertain that the Company would have sufficient future taxable income to utilize its deferred tax assets.

The Company includes interest and penalties related to uncertain tax positions within selling, general and administrative expense. As of March 31, 2025, the Company had no unrecognized tax benefits that would significantly change in the next 12 months.

Note 9 – Stockholders' Equity (Deficit)

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock, $0.001 par value per share, of which 1,000 shares have been designated as Series B Preferred Stock and 600 shares were issued and outstanding as of March 31, 2025.

Series B Preferred Stock

On October 15, 2024, the Company issued 600 shares of Series B Preferred Stock to its Chief Executive Officer in exchange for approximately $600,000 of accrued compensation in a non-cash transaction.

Each share of Series B Preferred Stock was issued as part of a unit that included:
- one share of Series B Preferred Stock, and
- warrants to purchase 1,000 shares of the Company's common stock.

The Series B Preferred Stock is convertible, at the option of the holder at any time, into shares of the Company's common stock in accordance with the terms set forth in the Certificate of Designation.

The Series B Preferred Stock does not have a stated liquidation preference but participates in any liquidation, dissolution, or winding up of the Company on an as-converted basis with the holders of common stock.

The holders of Series B Preferred Stock are entitled to receive dividends, if and when declared on the Company's common stock, on an as-converted basis, and no separate or additional dividends are provided.

The holders of Series B Preferred Stock have voting rights equivalent to those of the holders of common stock on an as-converted basis and vote together with the holders of common stock as a single class on all matters, except as otherwise required by law. In addition, upon the occurrence of a change of control, the holders of Series B Preferred Stock have the right, voting as a separate class, to elect a majority of the members of the Company's Board of Directors.

The transaction was accounted for as an equity transaction under U.S. GAAP, with the accrued compensation liability extinguished at its carrying value and the equity instruments recorded based on their relative fair values.

As of March 31, 2025, the Company had 600 shares of Series B Preferred Stock issued and outstanding. As of March 31, 2024, there were no shares of preferred stock issued or outstanding.

Common Stock

During the year ended March 31, 2023, the Company issued common stock in connection with a Regulation A+ offering, generating gross proceeds of approximately $155,950.

During the year ended March 31, 2024, the Company issued 916,903 shares of common stock in connection with a Regulation Crowdfunding offering at an average price of approximately $1.11 per share, resulting in gross proceeds of approximately $1,019,131.

Also, during the year ended March 31, 2024, the Company issued 370,000 shares of common stock pursuant to a Rule 506(b) offering under Regulation D, resulting in gross proceeds of approximately $370,000.

During the year ended March 31, 2025, the Company issued common stock in connection with additional equity financings as follows:

On May 9, 2024, the Company issued 350,000 shares of common stock pursuant to a Rule 506(b) offering, resulting in gross proceeds of approximately $350,000.

On June 18, 2024, the Company issued 376,146 shares of common stock pursuant to a Regulation Crowdfunding offering, resulting in gross proceeds of approximately $421,644. After offering costs, net proceeds of approximately $109,441 were recorded as additional paid-in capital.

As of March 31, 2025 and 2024, the Company had 29,687,622 and 26,646,476 shares of common stock issued and outstanding, respectively.

Warrants

Crush Capital, Inc.

In March 2021, the Company entered into an appearance agreement with Crush Capital, Inc. ("Crush Capital") to provide marketing, branding, and production services related to the Company's anticipated equity offering. In connection with this agreement, the Company granted Crush Capital 2,222,222 warrants to purchase common stock at an exercise price of $0.10 per share. The warrants vested immediately and have a contractual term of five years from the grant date.

The Company estimated the fair value of the warrants at $860,710 using the Black-Scholes option pricing model. The following assumptions were used in the valuation:
- Expected volatility: 65%
- Risk-free interest rate: 0.80%
- Expected term: 5 years

- Dividend yield: 0%
- Fair value of underlying common stock: $0.48

The warrants were recorded as Additional Paid-in Capital with a corresponding Prepaid Expense because the related services had not yet been performed as of March 31, 2024.

As of March 31, 2024:
- Prepaid Expense related to the Crush Capital agreement was $860,710.
- The warrants remain outstanding with a weighted-average remaining contractual life of approximately 2 years.
- No expense has been recognized to date because the Company has not determined that the services under the agreement have been satisfactorily performed.

During fiscal year 2025 Crush Capital asserted that services were completed and demanded additional compensation. The Company disputes these claims and contends that Crush Capital failed to meet key obligations under the agreement and related amendment.

Warrants Issued in Connection with Series B Preferred Stock

In October 2024, the Company issued warrants in connection with the issuance of Series B Preferred Stock to its Chief Executive Officer as part of a related-party transaction. Each unit of Series B Preferred Stock included one share of preferred stock and warrants to purchase shares of the Company's common stock. As part of this transaction, the Company issued an aggregate of 600,000 warrants, each exercisable for one share of common stock.

The Company estimated the fair value of the warrants at $348,000 using the Black-Scholes option pricing model. The following assumptions were used in the valuation:
- Expected volatility: 65%
- Risk-free interest rate: 4.25%
  (based on U.S. Treasury yields with comparable maturity)
- Expected term: 5 years
- Dividend yield: 0%
  (the Company does not expect to pay dividends)

In connection with the Series B Preferred Stock financing, the Company issued an aggregate of 600,000 warrants to its Chief Executive Officer, Steve Saleen, in settlement of accrued compensation. This transaction has been accounted for as a related-party transaction.

During the year ended March 31, 2025, no warrants were exercised or forfeited.

The following table summarizes information about warrants outstanding as of March 31, 2025 and 2024:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Exercisable at March 31, 2024	2,222,222	$ 0.10	$ 844,444
Exercisable at March 31, 2025	2,822,222	$ 0.30	$ 2,000,000

Subsequent to March 31, 2025, 2,222,222 warrants issued to Crush Capital expired unexercised in accordance with their contractual terms. No shares of common stock were issued upon expiration, and the Company did not receive any proceeds related to these instruments.

Note 10 – Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation—Stock Compensation*, which requires the recognition of compensation expense for equity awards based on the grant-date fair value of the awards.

2021 Stock Incentive Plan

In 2021, the Company adopted the 2021 Stock Incentive Plan (the "Plan"), which provides for the grant of stock options and other equity-based awards to employees, directors, and consultants. The Plan authorizes the issuance of shares of the Company's common stock pursuant to equity awards approved by the Board of Directors.

Grant Date Determination

Although the Plan was approved in 2021, individual stock option awards were not formally communicated to employees until June and July 2024. As a result, the Company determined that the grant date for these awards occurred in fiscal year 2025, when a mutual understanding of the key terms and conditions of the awards was established with employees.

Accordingly, no stock-based compensation expense was recognized for these awards prior to fiscal year 2025.

Stock Option Awards

During fiscal year 2025, the Company granted stock options covering approximately 1,130,000 shares of common stock to employees and former employees.

The stock options have the following general characteristics:

- Exercise price: approximately $0.48 per share
- Contractual term: up to 10 years
- Vesting: generally quarterly over two to three years

Substantially all awards were fully vested or became fully vested during fiscal year 2025.

Valuation of Stock Options

The Company estimated the fair value of stock options using the Black-Scholes option pricing model with the following assumptions:

- Fair value of common stock: approximately $1.00 per share
- Expected volatility: approximately 65%
- Expected term: approximately 5 to 7 years
- Risk-free interest rate: 4.25% based on U.S. Treasury yields in effect at the grant date

Based on these assumptions, the Company estimated a weighted-average grant-date fair value of approximately $0.80 per option.

Stock-Based Compensation Expense

The Company recognized stock-based compensation expense of approximately $734,500 for the year ended March 31, 2025. This expense is included in operating expenses in the accompanying financial statements.

Excluded Awards

The Company evaluated all potential equity awards under the Plan and excluded certain instruments from stock-based compensation as follows:

Uncommunicated Awards - Certain individuals were identified as having been allocated equity awards in 2021; however, no grant notices were issued and no mutual understanding of the terms and conditions of such awards existed. As a result, no grant date was established and no compensation expense was recognized.

Restricted Stock Award — Former Employee - A restricted stock award to a former employee was not communicated or accepted prior to termination, and no grant date was established. Accordingly, no stock-based compensation was recognized for this award. The Company evaluated this matter under ASC 450, *Contingencies*, and concluded that no liability was required as of March 31, 2025.

Settlement of Compensation with Equity - During fiscal year 2025, the Company's Chief Executive Officer exercised stock options in transactions that were settled through the offset of accrued compensation obligations. These transactions represent the settlement of previously recorded payroll liabilities using equity instruments and did not result in additional stock-based compensation expense.

Note 11 – Related Party Transactions

Steve Saleen

Steve Saleen is the Company's Chief Executive Officer and a principal stockholder.

Balances with Related Party

As of March 31, 2025, the Company had a receivable from Mr. Saleen of $122,186, which represents a non-interest-bearing advance and is included in due from related party in the accompanying consolidated balance sheet. The total amount of accrued compensation due to Mr. Saleen was $35,154.

The advance was substantially repaid prior to March 31, 2026, and management has no concerns regarding the collectability of the remaining balance.

As of March 31, 2024 the Company owed Mr. Saleen approximately:
- Loans of $6,356
- Accrued compensation of $1,497,597

Equity Transactions

During the year ended March 31, 2025, the Company entered into a non-cash related-party transaction with Mr. Saleen under which approximately $600,000 of accrued compensation was settled through the issuance of:

600 shares of Series B Preferred Stock, and
600,000 warrants to purchase common stock

This transaction was accounted for as an equity transaction, with the liability extinguished at its carrying value and the equity instruments recorded based on their relative fair values. (See Note 9 – Stockholders' Equity.)

Compensation Settled in Equity

During the year ended March 31, 2025, approximately $1,222,320 of compensation payable to Mr. Saleen was settled through the issuance of equity instruments, representing the satisfaction of previously recorded liabilities. These transactions did not result in additional stock-based compensation expense.

Sale of a Vehicle

During the year ended March 31, 2025, the Company sold a vehicle to its Chief Executive Officer for $20,500, net of sales taxes. The transaction was conducted at a price immaterially above fair market value. The Company recognized a gain on sale of approximately $15,000 related to this transaction.

License Agreement

Mr. Saleen is party to an Assignment and License Agreement dated May 23, 2013, assumed by the Company. Under this agreement, the Company has a perpetual, royalty-free, worldwide license to use Mr. Saleen's likeness in connection with the design, production, and marketing of vehicles, parts, accessories, and apparel. Certain entertainment-related uses are excluded. No changes to this agreement occurred during fiscal year 2024.

S7 Intangible Asset

In May 2019, the Company acquired certain assets from S7 Supercars, LLC, a related party, including intellectual property and trade name rights associated with the Saleen S7 supercar, in an asset acquisition for total consideration of approximately $1.5 million.

The acquired assets were recorded as an indefinite-lived trade name and are included within intangible assets in the accompanying consolidated balance sheets.

The purchase agreement included contingent payments based on future sales of S7 vehicles; however, the contingent period expired without any such payments being triggered. Accordingly, no remaining obligations exist under these provisions as of March 31, 2025.

Debts

Refer to Note 5 for related party debts.

Note 12 – Subsequent Events

The Company has evaluated subsequent events occurring after March 31, 2025 through May 18, 2026, which is the date the financial statements were available to be issued.

The Company did not identify any events or transactions occurring during this period that require adjustment to the accompanying consolidated financial statements.

The Company has identified certain subsequent events that require disclosure:
- The Company continues to pursue additional capital raising activities, including equity financings under Regulation Crowdfunding and Rule 506(c) of Regulation D, to support ongoing operations and working capital needs.
- The Company is involved in a dispute with Crush Capital, Inc., related to a prior marketing and services agreement. Subsequent to March 31, 2025, Crush Capital asserted that services under the agreement were completed and has requested additional compensation. The Company disputes these claims and is evaluating its legal position. At this time, the Company is unable to reasonably estimate the outcome of this matter.

Subsequent to March 31, 2025, 2,222,222 warrants issued to Crush Capital previously disclosed in Note 9 – Stockholders' Equity expired unexercised in accordance with their contractual terms. No shares of common stock were issued upon expiration, and the Company did not receive any proceeds related to these instruments. The expiration of these warrants did not have an impact on the Company's financial position, results of operations, or cash flows as of March 31, 2025.

During the year ended March 31, 2026, the Company raised approximately $200,000 through a private placement of equity securities conducted pursuant to Rule 506(b) of Regulation D under the Securities Act of 1933, as amended.

No other material subsequent events have occurred that would require disclosure in the consolidated financial statements.

SALEEN AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

MARCH 31, 2024 AND 2023

INDEPENDENT AUDITOR'S REPORT – March 31, 2024   1-2

**CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
   MARCH 31, 2024 AND 2023:**



Independent Auditors' Report

To the Board of Directors
Saleen Automotive, Inc.
Corona, California

Opinion

We have audited the consolidated financial statements of Saleen Automotive, Inc., which comprise the balance sheets as of March 31, 2024, and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Saleen Automotive, Inc. as of March 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Saleen Automotive, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Saleen Automotive, Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of this report.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Saleen Automotive, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Saleen Automotive, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 18, 2026
Calabasas, California

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	
	2024	**2023**
ASSETS		
Current assets:		
Cash	$ 6,765	$ 37,173
Accounts receivable, net	70,840	216,064
Inventories	1,601,327	7,448,740
Prepaid expenses and other current assets	897,911	925,916
Deferred offering costs	97,500	-
Total current assets	2,674,343	8,627,893
Property and equipment, net	364,572	921,910
Intangible assets, net	1,489,298	1,482,304
Repossessed assets - prototype cars	70,000	1,733,902
Right-of-use assets	2,186,939	2,623,945
Deposits	-	125,000
Other assets	65,580	70,985
Total assets	$ 6,850,732	$ 15,585,939
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,413,461	$ 1,334,158
Accrued liabilities	5,195,866	4,299,899
Due to related party	6,356	145,598
Deferred revenue	2,419,388	1,968,336
Long-term debt due within one year	2,246,444	2,347,604
Lease liability, current portion, net	517,973	448,498
Total current liabilities	11,799,488	10,544,093
Long-term debt, net of current	2,106,424	2,145,001
Lease liability, net of current portion	1,916,254	2,434,226
Deferred tax liabilities, net	113,830	110,614
Total liabilities	15,935,996	15,233,933
Commitments and contingencies		
Stockholders' (deficit) equity:		
Common stock, $0.001 par value, 100,000,000 shares authorized, 26,646,476 and 25,359,573 shares issued and outstanding as of March 31, 2024 and 2023, respectively	26,196	25,360
Additional paid-in capital	38,161,479	37,326,735
Accumulated deficit	(47,272,939)	(37,000,089)
Total stockholders' (deficit) equity	(9,085,264)	352,006
Total liabilities and stockholders' equity	$ 6,850,732	$ 15,585,939

See Independent Auditor's Report, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,	
	2024	**2023**
Revenues:		
Products	$ 3,588,911	$ 4,082,498
Services	-	147,562
Royalty revenue	57,845	152,698
Total revenues	3,646,756	4,382,758
Cost of revenues:		
Products	8,364,684	4,695,007
Services	1,036	1,350
Total cost of revenues	8,365,720	4,696,357
Gross loss	(4,718,964)	(313,599)
Operating expenses:		
Selling, general and administrative	3,407,473	2,575,074
Research and development	177,600	822,331
Total operating expenses	3,585,073	3,397,405
Loss from operations	(8,304,037)	(3,711,004)
Other (expense) income:		
Gain on extinguishment of debt and other liabilities	-	2,229,815
Interest expense	(86,742)	(133,205)
Other income	-	200,850
Other expense	(1,874,855)	-
Total other (expense) income	(1,961,597)	2,297,460
Provision for income taxes	7,216	27,653
Net loss	$ (10,272,850)	$ (1,441,198)
Weighted average common shares outstanding -		
Basic	26,646,476	25,389,591
Diluted	26,646,476	25,389,591
Net loss per common share -		
Basic	$ (0.39)	$ (0.06)
Diluted	$ (0.39)	$ (0.06)

See Independent Auditor's Report, and the accompanying notes, which are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balances at March 31, 2022	25,203,623	$ 25,204	$ 37,267,533	$ (35,558,891)	$ 1,733,846
Issuance of common stock pursuant to Regulation A+ offering, net of offering costs	155,950	156	59,202	-	59,358
Net loss	-	-	-	(1,441,198)	(1,441,198)
Balances at March 31, 2023	25,359,573	25,360	37,326,735	(37,000,089)	352,006
Issuance of common stock pursuant to rule 506c Regulation D offering, net of offering costs	370,000	370	369,630	-	370,000
Issuance of common stock pursuant to Regulation CF offering, net of offering costs	916,903	466	465,114	-	465,580
Net loss	-	-	-	(10,272,850)	(10,272,850)
Balances at March 31, 2024	26,646,476	$ 26,196	$ 38,161,479	$ (47,272,939)	$ (9,085,264)

Independent Auditor's Report, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,	
	2024	**2023**
Cash flows from operating activities:		
Net loss	$ (10,272,850)	$ (1,441,198)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	307,416	312,918
Gain on forgiveness of debt and other liabilities	-	(2,229,815)
Allowance for expected credit losses	52,092	88,254
Non-cash lease expense	437,006	395,585
Asset impairment charges	8,421,741	-
Changes in operating assets and liabilities:		
Accounts receivable	93,132	(379,669)
Inventories	(652,748)	(229,406)
Deposits	125,000	-
Prepaid expenses and other assets	26,416	278,665
Accounts payable	79,304	1,603,774
Accrued liabilities	895,966	942,874
Deferred revenue	451,052	676,660
Operating lease liabilities	(448,497)	(1,492,714)
Other and deferred tax liabilities	3,216	27,653
Net cash used in operating activities	(481,754)	(1,446,419)
Cash flows from investing activities:		
Purchase of property and equipment	(7,755)	(8,150)
Net cash used in investing activities	(7,755)	(8,150)
Cash flows from financing activities:		
Proceeds from related party loan	665,485	23,900
Repayments to related party	(804,727)	(69,000)
Proceeds from long-term debt	139,305	1,536,500
Repayments of long-term debt	(279,042)	(160,364)
Proceeds from issuance of common stock, net of offering costs	835,580	59,358
Deferred offering costs	(97,500)	98,390
Net cash provided by financing activities	459,101	1,488,784
Net change in cash and cash equivalents	(30,408)	34,215
Cash and cash equivalents at beginning of year	37,173	2,958
Cash and cash equivalents at end of year	$ 6,765	$ 37,173
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 78,576	$ -
Cash paid for income taxes, net	$ 3,200	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Reclassification of accounts payable to debt	$ -	$ 1,980,032

See Independent Auditor's Report, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Overview

Description of Business

Saleen Automotive Inc. ("Saleen," "we," "us," "our," or the "Company") is an engineering services and original equipment manufacturer ("OEM") of high-performance vehicles ("Saleen OEM") that are built from the ground up. The Company designs, develops, manufactures, and sells high-performance vehicles built from base chassis of major American automobile manufacturers ("Saleen Signature Cars"). These Saleen-badged cars traditionally include modified engines, transmissions, suspensions, interior trims, aerodynamics, and exterior modifications to set them apart from their counterparts. All Saleen models are tested and tuned at Saleen's private facility in Corona, California. The Company also provides engineering, development, and design consulting services on a project basis for automotive manufacturers worldwide. The Company currently has customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets.

Saleen was formed on August 6, 2021, under the laws of Delaware, and is headquartered at 2735 Wardlow Road, Corona, CA 92882. Our predecessor, Saleen Automotive, Inc., was formed under the laws of Nevada on June 24, 2011 (the "Predecessor"). On August 12, 2021, the Company undertook a merger transaction to reorganize under Delaware law. As a result of that merger, Saleen became a Delaware C corporation that wholly owns SLN Merger Sub LLC ("SLN Sub"), into which the Predecessor was merged, and is our operating company (together, the "Saleen Entities"). The merger closed on June 26, 2013, and the Saleen Entities merged with the Company and approximately 93% of the Company's common stock was owned, collectively, by Saleen and the former holders of the outstanding capital stock of Saleen. The transaction was accounted for as a recapitalization with the Saleen Entities deemed the acquiring companies for accounting purposes, and the Company deemed the legal acquirer. In June 2013, the Company amended its articles of incorporation to change its name to Saleen Automotive, Inc.

Except as otherwise specified, references to years indicate the Company's fiscal years ended March 31, 2024 and 2023.

Asset Acquisition

On May 31, 2019, the Company entered into an asset purchase agreement with S7 Supercars, LLC ("S7 Supercars") ("S7 Purchase Agreement"), a related party controlled by affiliates of two of the Company's principal stockholders, pursuant to which S7 Supercars sold all of its assets, chassis and other automotive parts relating to the manufacture of the Saleen S7 supercar ("S7"), and related intellectual property, to the Company for an aggregate purchase price of $1,482,304 comprised of cash consideration of $800,000 and the elimination of a $682,304 accounts receivable from S7 Supercars. The Company accounted for this purchase as an asset acquisition, and accordingly, the consideration given for the assets was allocated to a trade name in intangible assets. Prior to the execution of the S7 Purchase Agreement, the Company manufactured the S7 under the agreement with S7 Supercars. The S7 Purchase Agreement contains a provision that the Company pay S7 Supercars up to four payments of $50,000 for a sale of each S7 through May 31, 2021, subject to the certain conditions included in the S7 Purchase Agreement. During this two-year period, the Company did not sell any S7 vehicles, and therefore, did not make any payments to the sellers of S7 Supercars.

Going Concern

During fiscal years 2024 and 2023, the Company recorded net losses of $10,272,850 and $1,441,198, respectively. Loss from operations was $8,304,037 in 2024 and $3,711,004 in 2023. Net cash used in operating activities was $481,754 and $1,446,419 during fiscal years 2024 and 2023, respectively. As of March 31, 2024, the Company had a working capital deficit of $9,125,145. The Company remains in default on various debt obligations, including secured debts, as of March 31, 2024.

During the assessment of the Company's ability to continue as a going concern, management identified the conditions and events necessary for profitable operations, extending the evaluation period beyond the current year end, to a reasonable period of time. The Company may need to raise capital to meet its debt service obligations and to fund its

working capital needs. The Company continues to explore and evaluate opportunities to raise capital, including through equity financing, alternative sources of debt, and strategic transactions. To accomplish this, the Company has engaged investment advisors, brokers, and other third parties. However, none of these potential sources of capital are currently assured. Taking into consideration the Company's current operation's inability to generate sufficient cash flows to meet its obligations, and dependence on Ford Motor Company for base model vehicles, the Company's management has concluded it cannot with certainty determine if its actions will mitigate the conditions and events that raise doubt about the Company's ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to the Company's ability to continue as a going concern.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Preparation

These consolidated financial statements include the accounts of Saleen Automotive, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated. In the opinion of management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of these consolidated financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current period's presentation. These reclassifications had no effect on the reported net loss.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Saleen Signature Cars, a California corporation, and Saleen Sales Corporation, a California corporation. Intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to receive in exchange for those goods and services. For performance obligations related to substantially all its products, control transfers at a point in time either upon shipment of the product to the customer or delivery. Except for warranty claims, the Company has no post-sales obligations. Amounts billed to the Company's customers for shipping and handling are recorded in revenue. Shipping and handling costs incurred by the Company are included in the cost of revenues.

The Company recognizes revenue from its engineering and design contracts and consulting services contracts as the services are provided and accepted by its customers. Deferred revenue is recorded for any payments received for services yet to be completed. Under the terms of its engineering design and development contracts, costs are invoiced as incurred plus a markup.

Variable Consideration

Our revenue generating activities include variable considerations which is recorded as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the anticipated performance and all information (historical, current, and forecasted) that is reasonably available.

Returns for products sold are estimated using the expected value method and are recorded as a reduction in reported revenues at the time of sale based upon historical product return experience and is adjusted for known trends to arrive at the amount of consideration which the Company expects to receive. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Contract Assets and Contract Liabilities

Contract liabilities consist of amounts accrued relating to performance obligations yet to be satisfied and amounts accrued relating to contracts that do not meet the criteria as a contract with a customer and cannot yet be recorded in revenue. Certain product sales require customers to make deposits at the time of signing the related sales order. The Company receives either partial or full deposits related to the sales orders in advance of shipment and is generally paid in full prior to the shipment of the products. These customer deposits are recorded as deferred revenue, which the Company expects to be realized in less than a year. For engineering service contracts where the performance obligation is not completed, a contract liability is recorded for any payments received in advance of the performance obligation being completed or satisfied.

Warranties

The Company provides a three-year or 36,000-mile new vehicle limited warranty for certain products. This vehicle's limited warranty applies only to installed parts and/or assemblies of the Company's products. All unaltered parts are covered under the original full warranty of the OEM manufacturer of the base vehicles. Accrued warranty costs are included in accrued liabilities in the consolidated balance sheets.

Advertising Costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of operations. Advertising expenses were $158,810 and $353,857 for fiscal years 2024 and 2023, respectively.

Research and Development Expenses

In accordance with ASC 730, research and development costs are expensed in the period incurred.

Income Taxes

Deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and the amounts that are reported in the income tax returns. Deferred taxes are evaluated for realization on a jurisdictional basis. The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company will adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of its position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. The amount of unrecognized tax benefits is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax laws, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. The Company recognizes both accrued interest and penalties associated with uncertain tax positions as a component of selling, general and administrative expenses in the consolidated statements of operations.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws and regulations may change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from management's estimates, which could require the Company to record additional tax liabilities or to reduce previously recorded tax liabilities, as applicable.

Cash

Cash includes cash on hand and cash on deposit at financial institutions. Cash is maintained in bank deposit accounts that may exceed federally insured limits. As of March 31, 2024 and 2023, the Company's cash in bank balances did not exceed federally insured limits.

Bank Overdrafts

The Company reports bank overdrafts as accounts payable on the consolidated balance sheet. Bank overdrafts were $322,701 and $98,128 as of March 31, 2024 and 2023, respectively.

Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value. The hierarchy below lists the three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of those three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

● Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

● Level 2 – inputs are based on quoted prices of similar instruments in active markets, quoted prices for identical or similar instruments in market that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

● Level 3 – inputs are generally unobservable for the asset or liability, which are typically based on management's estimates of assumptions that market participants would use in pricing the assets and liabilities. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The fair value of the PPP Loan, SBA Loan, promissory notes and convertible promissory note is estimated by using current applicable rates for similar instruments as of the balance sheet date and an assessment of the credit rating. The carrying value of the SBA Loan as of March 31, 2024, approximates fair value because the interest rate yield is near current market rates for comparable debt instruments. The fair value of the convertible promissory note is estimated by using a discounted cash flow analysis using borrowing rates available to the Company for debt instruments with similar terms and maturities and is classified in Level 2 of the valuation hierarchy. Our other current financial assets and current financial liabilities have fair values that approximate their carrying values.

Income (Loss) per Share

Basic income (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares that would have been outstanding during the period assuming the issuance of common stock for all potential dilutive common shares outstanding. Potential common shares consist of shares issuable upon the exercise of warrants and the conversion of convertible notes payable.

The following table sets forth the computation of basic and diluted net income loss per common share:

	Year Ended March 31,	
	2024	2023
Numerator: Net loss	$ (10,272,850)	$ (1,441,198)
Denominator: Weighted average common shares outstanding - basic	26,646,476	25,389,591
Denominator: Weighted average common shares outstanding - diluted	26,646,476	25,389,591
Net loss per share – basic	$ (0.39)	$ (0.06)
Net loss per share – diluted	$ (0.39)	$ (0.06)

The following table sets forth the number of potential common shares excluded from the calculations of net loss per diluted share because their inclusion would be anti-dilutive as of March 31, 2024 and 2023:

	March 31,	
	2024	2023
Convertible note	141,747	2,329,941
Warrants	2,222,222	2,222,222
	2,363,969	4,552,163

Accounts Receivable

The Company extends credit to its customers. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of the Company's customers to make the required payments. The Company specifically analyzes the age of customer balances, historical bad debt experience, customer creditworthiness and changes in customer payment terms when making estimates of the collectability of the Company's accounts receivable balances. If the Company determines that the financial condition of any of its customers has deteriorated, whether due to customer specific or general economic issues, an increase in the allowance may be made. After all attempts to collect a receivable have failed, the receivable is written off. As of March 31, 2024, the allowance for doubtful accounts was $72,307. As of March 31, 2023, there was no allowance for doubtful accounts.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined on an average cost basis, which approximates actual cost on a first-in, first-out basis. Net realizable value represents the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory balances are evaluated regularly for excess quantities and obsolescence by analyzing estimated demand, inventory on hand, sales levels, and other relevant information. When inventory is determined to be excess or obsolete, balances are reduced to net realizable value. At the point of write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase of that newly established cost basis.

Property and Equipment, net

Property and equipment are recorded at cost. Depreciation and amortization on property, plant and equipment is recognized on a straight-line basis over the estimated useful lives of the assets, which for machinery and equipment is between three and seven years, including product tooling and manufacturing process equipment; between five and seven years for furniture and fixtures, and the shorter of lease term or useful life for leasehold improvements. Our museum collection of automobiles held for exhibition purposes is not depreciated. Expenditures for repairs and maintenance are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation and amortization of disposed assets are removed from the accounts and any resulting gain or loss is included in other income (expense), net in the consolidated statements of operations.

Intangible Assets

Intangible assets are comprised of indefinite-lived assets acquired in the asset acquisition from S7 Supercars in May 2019 for a value of $1,482,304.

Indefinite-lived intangible assets are not amortized but are evaluated at least annually to determine whether the indefinite useful life is appropriate. The trade name acquired has been assigned an indefinite life as management currently anticipates that the trade names will contribute cash flows to the Company indefinitely.

Indefinite-lived intangible assets are reviewed at least annually for impairment. In management's evaluation of indefinite-lived assets, the Company performed a qualitative assessment to determine whether it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If the qualitative assessment is not conclusive, the Company proceeds to quantitatively test indefinite-lived intangible assets for impairment, including comparing the fair value to the carrying value. Fair value determined based upon estimated discounted future cash flows. Based on management's assessment, the Company believes there was no impairment of the indefinite-lived intangible assets during the years ended March 31, 2024 and 2023.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets, including property and equipment and amortizable intangible assets, held, and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows.

Management recorded an impairment charge of $257,677 related to S1 tooling during the fiscal year ended March 31, 2024. Management believes there was no impairment of long-lived assets during the fiscal year ended March 31, 2023.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Beneficial Conversion Features

Convertible notes and securities with beneficial conversion features are accounted for under the guidelines established by ASC 470-20, *Debt with Conversion and Other Options*. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets and operating lease liabilities on its consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For lease agreements with lease and non-lease components, the Company accounts for those components as a single lease component. The Company does not present short-term leases on the balance sheet, as those leases have a lease term of twelve months or less at inception and do not contain purchase options or renewal terms that the Company believes it is reasonably certain to exercise.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, directors and contractors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option or warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company records an expense for stock issued for services based on the number of shares issued and the fair value of the underlying stock issued to the recipient.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged as additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of March 31, 2024 and 2023, the Company had capitalized $97,500 and $0, respectively, of deferred offering costs.

Recently Adopted and Issued Accounting Standards

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. This ASU amends the guidance on convertible instruments and the derivatives scope with the exception for contracts in an entity's own equity and improves and amends the related earnings per share guidance for both Subtopics. The ASU was effective for the Company for the fiscal year beginning April 1, 2024. Adoption of this ASU did not have a material impact on the Company's consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740)*, which provides for improvements to certain income tax disclosures. For entities other than public business entities, ASU No. 2023-09 requires qualitative disclosure in the rate reconciliation about specific categories of reconciling items and individual jurisdictions that result in a significant difference between the statutory tax rate and the effective tax rate. ASU No. 2023-09 also requires that all entities disclose on an annual basis the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes with additional disaggregation by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). Lastly, ASU No. 2023-09 requires that all entities disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. ASU No. 2023-09 is effective for the Company for the fiscal year beginning April 1, 2026. The Company does not expect that this standard will have a material impact on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, *Debt—Debt with Conversion and Other Options (Subtopic 470-20)*, to improve the relevance and consistency in application of the induced conversion guidance. Under current GAAP, the guidance on induced conversions applies only to conversions that include the issuance of all equity securities issuable pursuant to the conversion privileges provided in the terms of the debt at issuance. Current GAAP does not address how this criterion should be applied to the settlement of a convertible debt instrument that does not require the issuance of equity securities upon conversion (for example, a convertible debt instrument with a cash conversion feature). Current GAAP also does not address how the incorporation, elimination, or modification of a volume-weighted average price formula interacts with this criterion, including when such changes could result in the holder receiving less cash or fewer shares than if the debt instrument had been settled pursuant to the conversion privileges provided in the terms of the instrument (before any changes to induce conversion). The amendments in ASU 2024-04 clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU No. 2024-04 is effective for the Company for the fiscal year beginning April 1, 2026. The Company does not expect that this standard will have material impact on its consolidated financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's consolidated financial statements and related disclosures. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 3 – Revenue Recognition

Disaggregated Revenues

The following table shows disaggregated revenues by major sources:

| | Year Ended March 31, | |
	2024	2023
Signature cars (1)	$ 3,588,911	$ 4,068,830
Other	-	13,668
Total	3,588,911	4,082,498
Services		
Other	-	147,562
Total	-	147,562
Royalty revenue	57,845	152,698
Total revenues	$ 3,646,756	$ 4,382,758

   (1) Signature cars include Saleen branded Ford Mustangs and Ford trucks vehicles.

Note 4 – Consolidated Financial Statement Details

The following tables show the Company's consolidated financial statement details as of March 31, 2024 and 2023:

Inventories

| | March 31, | |
	2024	2023
Automobile parts	$ 244,327	$ 1,625,725
Finished goods - S1 cars	1,357,000	5,645,962
Work-in-progress	-	13,358
Automobile parts held at third party	-	163,695
Total	$ 1,601,327	$ 7,448,740

During fiscal year 2024, the Company recorded inventory write-downs and impairment charges totaling $6,500,161, which are included in cost of goods sold. These charges reflect management's assessment that the carrying value of certain inventory items exceeded their net realizable value, consistent with the application of the lower of cost or net realizable value principle under U.S. GAAP. The charges consisted of:
- $515,262 related to inventory parts;
- $1,695,937 related to inventory parts associated with the S1 program; and
- $4,288,962 related to finished goods associated with the S1 program.

Property and Equipment, Net

| | March 31, | |
	2024	2023
Leasehold improvements - office	$ 142,091	$ 142,091
Machinery and equipment	994,328	2,239,305
Museum collection automobiles	286,412	286,412
Other automobiles	237,355	237,355
Furniture and fixtures	156,711	156,711
Computer and software	91,629	91,629
Total	1,908,526	3,153,503
Less: Accumulated depreciation	(1,543,954)	(2,231,593)
Property and equipment, net	$ 364,572	$ 921,910

Depreciation and amortization expenses for the years ended March 31, 2024 and 2023 totaled $307,416 and $312,918, respectively.

Intangible Assets

Intangible assets are comprised of indefinite-lived assets acquired in the asset acquisition from S7 Supercars in May 2019 for a value of $1,482,304.

Accrued Liabilities

	March 31,	
	2024	**2023**
Accrued expenses	$ 448,181	$ 196,341
Accrued compensation	3,602,318	2,958,042
Income taxes payable	1,145,367	1,145,516
Total accrued liabilities	$ 5,195,866	$ 4,299,899

Significant Concentrations

For fiscal year 2024, revenues from two product customers represented 13% and 12% of total revenue. For fiscal year 2023, revenues from two product customers represented 17% and 8% of total revenue.

The Company utilizes automobile platform vehicles for its Signature Cars from their manufacturers including Ford and generally receive the base vehicle platforms directly from their dealers. The Company entered into sourcing agreements with individual car dealerships but does not have supply agreements with the manufacturers. Accordingly, the Company's supply of base vehicle platforms may be limited to the allocation allotted from its source dealerships.

Note 5 – Debt

Our debt consisted of the following:

| | As of and for the year ended March 31, | | | | | |
| | 2024 | | | 2023 | | |
	Principal	**Accrued interest**	**Interest expense**	**Principal**	**Accrued interest**	**Interest expense**
Paycheck protection program loan, due February 2026	$ -	$ -	$ -	$ -	$ -	$ 5,953
Small business administration loan	1,996,424	86,836	75,000	2,000,000	66,986	73,151
W-Net Fund I loan - related party	120,912	-	-	187,636	-	34,951
Certitude Trust - related party, Promissory note due July 2022	140,000	10,956	-	150,000	10,956	9,000
Unsecured convertible note, past due	100,000	70,096	7,000	100,000	63,096	7,000
IndustryStar Solutions, LLC due April 2022	-	-	-	-	-	3,150
Rexco Forbearance, due on demand	1,693,981	14,806	-	1,693,981	14,806	-
Manderson note	118,332	4,742	4,742	104,103	-	-
Race Crafters Manufacturing note	170,000	-	-	200,000	-	-
Other	13,219	-	-	56,885	-	-
Total	4,352,868	187,436	86,742	4,492,605	155,844	133,205
Less: Long-term debt due within one year	2,246,444	-	-	2,347,604	-	-
Long-term debt	$ 2,106,424	$ 187,436	$ 86,742	$ 2,145,001	$ 155,844	$ 133,205

Amended Small Business Administration Loan

On August 18, 2020, the Company entered into the SBA Loan with a principal amount of $150,000 with the SBA. The SBA Loan bears interest at 3.75% per annum and matures on August 18, 2050 with the first eleven months of interest and principal payments deferred. The SBA Loan is secured by substantially all the assets of the Company. The SBA Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the SBA Loan.

On November 21, 2021, the Company amended its loan with the SBA to increase the principal amount of the loan to $500,000 (the "Amended SBA Loan"). The Company's installments on the principal and interest were $2,532 per month beginning 24 months from the date of the original note, August 18, 2020. Annual interest accrued at 3.75% on the funds actually advanced from date of each advance. The balance and interest was payable thirty years from the date of the original note or August 18, 2050.

On April 7, 2022, the Company further amended its loan with the SBA to increase the principal amount of the loan to $2,000,000 (the "Amended SBA Loan"). The Company's installments on the principal and interest are $9,822.00 monthly beginning twenty-four months from the date of the original note. The balance of principal and interest will be payable thirty years from the date of the original note. Annual interest accrues at 3.75% on the funds actually advanced from date of each advance. The balance and interest will be payable thirty years from the date of the original note or August 18, 2050.

The SBA has a continuing security interest in the Company's assets, including but not limited to inventory, equipment, instruments, including promissory notes, chattel paper, accounts receivables, etc. The Amended SBA Loan has a number of conditions, one of which is a limit on the Company's ability to raise funds through security offerings. Under this provision, the Company has agreed that the SBA has the right to require full payment of the balance of the loan or require a portion of the proceeds be applied to reduce the outstanding balance of the loan. Furthermore, the Company agreed that such proceeds will not be applied in lieu of scheduled payments.

Unsecured Convertible Note

The Company has an unsecured convertible promissory note dated March 28, 2014 (the "Convertible Note"). The Convertible Note bears interest at 7.0% per annum, matured on March 28, 2017, and remains in default. As of March 31, 2024 and 2023, the Convertible Note remained outstanding.

The Convertible Note originally provided for conversion into shares of the Company's common stock at the lesser of (i) $1.20 per share or (ii) 70% of the average market price of the Company's common stock over a specified measurement period, assuming the Company were publicly traded. The original noteholder is deceased. The Company has been unable to identify or locate a successor in interest or an executor of the estate, and the estate has not contacted the Company regarding the note. Because the Company is not publicly traded and no observable market data exists to support a conversion calculation, management has determined that the conversion feature has no current value and has been recorded at $0.

The Company intends to resolve the outstanding obligation if and when a qualified representative of the noteholder's estate is identified.

W-Net - Secured Promissory Note – Related Party

On May 28, 2021, the Company entered into a secured promissory note with W-Net Fund ("W-Net Note") for an amended principal amount of $350,000. The W-Net Note bears interest at 12% per annum and matured on November 28, 2021, and therefore is in default. The W-Net Note is secured by automobiles, as the Company has granted a security interest to the W-Net Fund in certain automobiles owned by the Company under the terms of a security agreement. The W-Net Note contains mandatory prepayments after the receipt of any proceeds from the sale of the Company's equity securities or Saleen S1 automobiles. The W-Net Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the W-Net Loan. During fiscal year 2023, the Company made cash repayments of $105,000 and recorded additional repayments of $123,500 through the sale of repossessed assets securing the W-Net Note.

Certitude Trust – Related Party

On July 13, 2021, the Company issued a promissory note in the amount of $150,000 to Certitude Trust ("Certitude Note") in connection with a litigation settlement. The Certitude Note bears interest at 6% per annum and was due on July 13, 2022, or upon completion of an equity financing during fiscal year 2022, whichever was sooner. The Certitude Note is currently in default.

Rexco Forbearance Note

In fiscal year 2023, the Company entered into a forbearance term sheet with the landlord of its facilities at 2735 and 2755 Wardlow Road in Corona, California, to address past-due rental obligations incurred during the COVID-19 pandemic. Under the terms of the agreement, the Company acknowledged that, as of February 28, 2023, it owed Rexco $1,586,477 in unpaid rent and $107,504 in late fees. As part of the forbearance arrangement, the Company agreed to pledge its Common Stock as collateral for the outstanding prior rent. The agreement requires full payment of all past-due amounts by June 30, 2024, after which the landlord may enforce its rights under the lease and pursue collection through any legal means.

Subsequent to the forbearance agreement, the Company's discussions with Rexco have been verbal and have primarily focused on the Company remaining current on rental payments for the 2735 Wardlow Road facility. In connection with these discussions, the Company relinquished its tenancy at 2755 Wardlow Road, effective January 31, 2025, for which Rexco has issued written confirmation of termination.

Manderson Promissory Note

On July 25, 2023, the Company reclassified accounts payable of $104,103 to a promissory note in the amount of $104,103. The Company promised to pay the principal amount of $113,590 hereunder, together with interest and all other obligations outstanding. The outstanding principal balance of this note was due and payable on December 31, 2023 (the "Maturity Date"). The outstanding principal balance of this Note bears interest, in arrears, at a rate per annum equal to 6%, payable in cash in full on the maturity date. Furthermore, upon the occurrence of an event of default as defined in the agreement, the Company will pay interest to the note holder, payable on demand, on the outstanding principal balance of the note and on all unpaid interest from the date of the event of default at a per annum rate equal to the lesser of 12% and the maximum applicable legal rate per annum, calculated based on a 360- day year. The Company amount of the note payable plus accrued interest was $118,332 and $104,103 as of March 31, 2024 and 2023, respectively.

Race Crafters Manufacturing Promissory Note

In April 2023, the Company entered into a settlement agreement with Race Crafters LLC. Under the terms of the agreement, the Company agreed to a promissory note totaling $200,000. The payment terms require monthly installments of $5,000 for twenty-four months, followed by $13,333 per month for six months. The balance of the note payable was $170,000 as of March 31, 2024 and $200,000 as of March 31, 2023.

Contractual Maturities of Debt Obligations

The aggregate contractual maturities of all borrowings due subsequent to March 31, 2024 are as follows:

Fiscal Year	Amount
2025	$ 2,246,444
2026	91,740
2027	38,871
2028	40,143
2029	41,886
Thereafter	1,893,784
Total	$ 4,352,868

Note 6 – Leases

The Company has lease arrangements for its facilities.

In September 2017, the Company entered into two operating lease agreements for its facilities located at 2755 Wardlow Road, Corona, California and 2735 Wardlow Road, Corona, California. Both leases commenced on February 1, 2018 and were originally scheduled to expire on January 31, 2028. The lease agreements require total monthly base rent payments of $51,265 for the first year, with annual escalations of 3%, and a total security deposit of $55,000. The Company is responsible for operating expenses, including property taxes, insurance, maintenance and management fees.

In January 2025, the landlord agreed to take back the building located at 2755 Wardlow Road prior to the scheduled expiration date. The Company relocated inventory previously stored at that location to its remaining facility at 2735 Wardlow Road, Corona, California. This change did not result in any material adverse effect on the Company's operations.

In response to the impact of the COVID-19 pandemic on the Company's operations, beginning April 1, 2020, the Company suspended the payment of rent and did not make lease payments under its existing lease agreements for one of its two facility leases. During the suspension of payments, the Company continued to recognize expenses and liabilities for lease obligations and corresponding lease assets on the consolidated balance sheet in accordance with ASC 842.

Total expenses related to lease agreements were $813,939 and $786,887 for the years ended March 31, 2024 and 2023, respectively.

As of March 31, 2024 and 2023, the carrying amount of the operating ROU asset was $2,186,939, net of accumulated amortization of $1,928,539 and $2,623,945, net of accumulated amortization of $1,491,533, each respectively. As of March 31, 2024 and 2023, the carrying amount of the operating lease liabilities was $2,434,227, net of unamortized interest of $516,470 and $2,882,724, net of unamortized interest of $784,703.

Supplemental balance sheet information related to leases is as follows:

| | March 31, | |
	2024	2023
Assets:		
Right of use assets	$ 2,186,939	$ 2,623,945
Lease liabilities:		
Lease liability, current portion	$ 517,973	$ 448,498
Operating lease liabilities	1,916,254	2,434,226
Total operating lease liabilities	$ 2,434,227	$ 2,882,724

The following table includes supplemental information:

| | March 31, | |
	2024	2023
Weighted-average remaining lease term (in years)	3.84	4.84
Weighted-average discount rate	10.00%	10.00%

Maturities of lease liabilities as of March 31, 2024 are as follows:

Fiscal Year	Amount
2025	$ 738,232
2026	760,379
2027	783,191
2028	668,894
Total lease payments	2,950,697
Less: imputed interest	(516,470)
Total lease obligations	$ 2,434,227

Note 7 – Commitments and Contingencies

Litigation and Claims

The Company is involved in certain legal proceedings that arise from time to time in the ordinary course of business. The Company is currently a party to several legal proceedings related to claims for payment that are currently accrued in the Company's consolidated financial statements as other current liabilities or accounts payable. The Company accrues for matters when losses are deemed probable and estimable. Legal expenses associated with contingencies are expensed as incurred.

On March 5, 2025, the Company settled litigation arising from events occurring in fiscal year 2020 related to a dispute with TM Tecnologie Meccaniche s.r.l. regarding unpaid amounts for automobile products. Management has determined that, based on information available through the issuance date of the financial statements, it is probable that a loss had been incurred as of March 31, 2024, and the amount of the loss was reasonably estimable. Accordingly, the Company recognized an accrual of $100,000 in the 2024 financial statements.

The Company is involved in litigation arising from events occurring in prior periods related to a dispute with a distributor regarding deposits paid for automobiles that were neither delivered nor refunded. Management has determined that, based on information available through the issuance date of the financial statements, it is probable that a loss had been incurred as of March 31, 2024, and the amount of the loss was reasonably estimable. Accordingly, the Company recognized an accrual of $111,000 in the 2024 financial statements.

On August 1, 2024, the Company settled litigation arising from events occurring in prior periods related to a dispute with Certitude Trust regarding payment obligations under a promissory note. Management has determined that, based on information available through the issuance date of the financial statements, it is probable that a loss had been incurred as of March 31, 2024, and the amount of the loss was reasonably estimable. Accordingly, the Company recognized an accrual of $17,843 in the 2024 financial statements.

Note 8 – Income Taxes

The following table summarizes the significant differences between statutory rates for the years ended March 31, 2024 and 2023:

	Year Ended March 31,	
	2024	**2023**
Statutory tax rate:		
U.S. federal	21.00%	21.00%
State taxes, net of federal benefit	6.98%	6.98%
Change in valuation allowance	-27.83%	-20.04%
Other	-0.08%	0.00%
	0.07%	7.94%

The provision for income taxes consisted of the following:

| | Year Ended March 31, | |
	2024	2023
Current		
Federal	$ -	$ -
State	4,000	-
Total current	4,000	-
Deferred		
Federal	2,413	20,752
State	803	6,901
Total deferred	3,216	27,653
Provision for income taxes	$ 7,216	$ 27,653

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets and liabilities are as follows:

| | Year Ended March 31, | |
	2024	2023
Deferred tax assets:		
Net operating loss carryforwards	$3,859,124	$ 1,151,000
Lease liability	681,184	806,690
Other	248,989	99,213
Total deferred tax assets	4,789,297	2,056,903
Less: valuation allowance	(4,180,529)	(1,322,629)
Total deferred tax assets, net	608,768	734,274
Deferred tax liabilities:		
Right of use assets	(611,985)	(734,274)
Intangible assets	(110,613)	(110,613)
Total deferred tax liabilities	(722,598)	(844,888)
Net deferred tax liabilities	$ (113,830)	$ (110,613)

The net deferred tax liability as of March 31, 2024 and 2023 principally relates to tax amortization of intangibles that have an indefinite reversal period for book purposes, also known as a "naked credit deferred tax liability," that cannot be considered as a source of income to recover the deferred tax asset. This deferred tax liability relates to the Company's asset acquisition of indefinite lived intangible assets for the S7 supercars purchase which for tax purposes will be amortized over a 15-year period.

The Company evaluates whether a valuation allowance should be established against the Company's deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, significant weight is given to evidence that can be objectively verified. As of March 31, 2024 and 2023, a valuation allowance of $4,180,529 and $1,322,629 was recorded, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0.07% for 2024 primarily due to the valuation allowance on its net deferred tax assets.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact its view with regard to the future realization of available deferred tax assets. As of the fiscal year ended March 31, 2024, the Company did not recognize an income tax benefit for any of its deferred tax assets, primarily related to net operating loss carry forwards, reserves and allowances, and lease liabilities, because the Company determined that sufficient negative evidence continued to exist to conclude it was uncertain that the Company would have sufficient future taxable income to utilize its deferred tax assets.

The Company includes interest and penalties related to uncertain tax positions within selling, general and administrative expense. As of March 31, 2024, the Company had no unrecognized tax benefits that would significantly change in the next 12 months.

Note 9 – Stockholders' Equity (Deficit)

Preferred Stock

Our authorized capital stock includes 1,000,000 shares of Preferred Stock, with a par value of $0.001 per share.

As of March 31, 2024 and March 31, 2023, there were no shares of Preferred Stock issued and outstanding.

Common Stock

In fiscal year 2023, the Company issued 155,950 shares of Common Stock for gross proceeds of $155,950, or $1.00 per share, as a part of a Regulation A+ offering. The Company received net proceeds of $59,358 after deducting offering costs.

In fiscal year 2024, the Company issued 916,903 shares of Common Stock as part of a Regulation Crowdfunding offering. The shares were sold at an average price of $1.11 per share, resulting in gross proceeds of $1,019,131. After deducting offering costs, the Company received net proceeds of $465,580.

In fiscal year 2024, the Company issued 370,000 shares of Common Stock pursuant to a Rule 506(c) Regulation D offering. After deducting offering costs, the Company received net proceeds of $370,000.

As of March 31, 2024 and 2023, the Company had 26,646,476 and 25,359,573 shares of common stock issued and outstanding, respectively.

Warrants

In March 2021, the Company entered into an appearance agreement with Crush Capital, Inc. ("Crush Capital") to provide marketing, branding, and production services related to the Company's anticipated equity offering. In connection with this agreement, the Company granted Crush Capital 2,222,222 warrants to purchase common stock at an exercise price of $0.10 per share. The warrants vested immediately and have a contractual term of five years from the grant date.

The Company estimated the fair value of the warrants at $860,710 using the Black-Scholes option pricing model. The following assumptions were used in the valuation:
- Expected volatility: 65%
- Risk-free interest rate: 0.80%
- Expected term: 5 years
- Dividend yield: 0%

The warrants were recorded as Additional Paid-in Capital with a corresponding Prepaid Expense because the related services had not yet been performed as of March 31, 2024.

As of March 31, 2024:
- Prepaid Expense related to the Crush Capital agreement was $860,710.
- The warrants remain outstanding with a weighted-average remaining contractual life of approximately 2 years.
- No expense has been recognized to date because the Company has not determined that the services under the agreement have been satisfactorily performed.

Subsequent to year-end, Crush Capital asserted that services were completed and demanded additional compensation. The Company disputes these claims and contends that Crush Capital failed to meet key obligations under the agreement and related amendment.

There were no warrants granted, exercised, or forfeited during the years ended March 31, 2024 and 2023. The following table summarizes information about warrants outstanding as of March 31, 2024 and 2023:

	Warrants	Weighted Average Exercise Price		Intrinsic Value	
Exercisable at March 31, 2023	2,222,222	$	0.10	$	844,444
Exercisable at March 31, 2024	2,222,222	$	0.10	$	844,444

The warrants were valued at grant date under the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate		0.80%
Expected dividend yield		0.00%
Expected volatility		65.00%
Expected life (years)		2.50
Fair value of underlying common stock	$	0.48

Note 10 – Stock-Based Compensation

In December 2021, the Company's Board of Directors approved the 2021 Equity Incentive Plan (the "2021 Plan"), which is administered by the Board of Directors, or a committee thereof (the "Administrator") as set forth in the 2021 Plan. The 2021 Plan provides for the grant of the incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other stock awards to the Company's employees, directors (including non-employee directors), advisors and consultants. Subject to certain adjustments, as of March 31, 2024, the Company is authorized to issue up to 4,500,000 shares of its common stock pursuant to awards granted under the 2021 Plan. During fiscal years 2024 and 2023, there was no stock option activity, and the Company incurred no stock-based compensation expense.

Note 11 – Related Party Transactions

Steve Saleen

As of March 31, 2024 and 2023, the Company owed Mr. Saleen $6,356 and $145,598 in loans and $1,497,597 and $1,069,517 in accrued compensation, respectively.

Mr. Saleen is party to an Assignment and License Agreement dated May 23, 2013, assumed by the Company. Under this agreement, the Company has a perpetual, royalty-free, worldwide license to use Mr. Saleen's likeness in connection with the design, production, and marketing of vehicles, parts, accessories, and apparel. Certain entertainment-related uses are excluded. No changes to this agreement occurred during fiscal year 2024.

S7 Agreement

On May 31, 2019, we entered into an asset purchase agreement with S7 Supercars, LLC ("S7 Supercars") ("S7 Purchase Agreement"), a related party controlled by affiliates of two of our principal stockholders., pursuant to which S7 Supercars sold all of its assets, chassis and other automotive parts relating to the manufacture of the Saleen S7 supercar ("S7"), and related intellectual property, to us for an aggregate purchase price of $1.5 million comprised of a cash consideration of $0.8 million and the elimination of an $0.7 million accounts receivable from S7 Supercars. We accounted for this purchase as an asset acquisition, and accordingly, the consideration given for the assets was allocated to a trade name in intangible assets. Prior to the execution of the S7 Purchase Agreement, we manufactured the S7 under the agreement with S7 Supercars. The S7 Purchase Agreement contains a provision that we pay S7 Supercars up to four payments of $0.1 million each for a sale of S7 through May 31, 2021, subject to the certain conditions included in the S7 Purchase Agreement. During this two-year period, we did not sell any S7, and therefore, did not make any payments to the sellers of S7 Supercars.

The Company did not sell any S7s in the fiscal years 2024 and 2023.

Debts

Refer to Note 5 for related party debts.

Note 12 – Subsequent Events

In fiscal year 2022, the Company's Board of Directors approved equity awards authorizing the grant of 2,540,000 non-statutory stock options with an exercise price of $0.48 per share and 492,000 shares of restricted stock under the Company's 2021 Equity Incentive Plan; however, grant notices and award documentation were not provided to the recipients at that time. In accordance with ASC 718, the grant date for these awards was established in fiscal year 2025, when the recipients were formally notified and a mutual understanding of the award terms was achieved. Beginning in fiscal year 2025, the Company will recognize stock-based compensation expense for these awards over their respective vesting periods based on the grant-date fair values.

In the fiscal year ending March 31, 2025, the Company completed a Regulation Crowdfunding offering that raised $421,268 through the issuance of 376,146 shares of common stock. During the same fiscal year, the Company also raised $350,000 in gross proceeds through a private placement pursuant to Rule 506(c) of Regulation D, issuing 350,000 shares of common stock.

In July 2024, Steve Saleen, our Chief Executive Officer, exercised stock options granted under the Saleen Automotive, Inc. 2021 Stock Incentive Plan at an exercise price of $0.528 per share. The exercise covered 1,227,000 shares of our common stock for an aggregate purchase price of approximately $647,856. The shares were acquired through a cashless exercise, applied against accrued backpay owed to Mr. Saleen. These options were originally granted by our Board of Directors in July 2021.

In October 2024, Steve Saleen, our Chief Executive Officer, exercised stock options granted under the Saleen Automotive, Inc. 2021 Stock Incentive Plan at an exercise price of $0.528 per share. The exercise covered 1,088,000 shares of our common stock for an aggregate purchase price of approximately $574,464. The shares were acquired through a cashless exercise, applied against accrued backpay owed to Mr. Saleen.

In October 2024, Steve Saleen, our Chief Executive Officer, purchased 600 units of our Series B Preferred Stock at a purchase price of $1,000.00 per unit, for an aggregate purchase price of $600,000. Each unit consists of one share of Series B Preferred Stock, initially convertible into 1,000 shares of our common stock, and five-year warrants to purchase 1,000 shares of common stock at an exercise price of $1.00 per share. The purchase was completed through a cashless transaction, applied against accrued backpay owed to Mr. Saleen. These securities were issued pursuant to a private placement under Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

On January 31, 2025, the Company voluntarily vacated its facility located at 2755 Wardlow Road, Corona, California, and has consolidated its operations into its remaining facility at 2735 Wardlow Road, Corona, California. This consolidation is expected to result in annual cost savings of approximately $430,000.

Management has evaluated all material events and transactions that occurred from April 1, 2024, through the date of issuance of these consolidated financial statements.

EXHIBIT B

Campaign Page



TAGLINE

Become Part of the Legacy

COMPANY STATUS STATEMENT

Saleen, an iconic brand with more than 40 years of automotive innovation, racing wins and street dominance, continues to drive forward into the next decade(s), and is poised to build on more than $2M+ raised in a prior campaigns.



THE TEAM



Steve Saleen • Director

Mr. Saleen, our founder, Chief Executive Officer, President and one of our directors, He has been board chairman and CEO of Saleen Automotive since its formation in July 2011. Mr. Saleen is considered one of the most successful and well-known automotive icons in the country, making him a well-qualified candidate to serve as our CEO and director. Mr. Saleen's entrepreneurial business plan laid the groundwork for an entirely new industry of design, engineering, manufacturing, and sales of high-performance vehicles that were race proven and marketed for sales through new car dealership showrooms nationwide. This included very successful racing programs featuring himself as a lead driver in vehicles of his design that went on to win championships. Mr. Saleen is generally recognized for his expertise in small volume vehicle manufacturing, vehicle transformation processes, and mass customization – creating customized products in an efficient mass – production manner. In August 2018, Mr. Saleen was presented with the Legends of Auto Award at a ceremony held in Monterey, CA. Previous recipients of the Legends of Auto Award include such automotive luminaries as Lee Iacocca, Jay Leno, Roger Penske, and the late Carroll Shelby. Mr. Saleen has a bachelor's degree in business from the University of Southern California.



Charles Arzubiaga • Vice President, • Controller

Charles Arzubiaga has over 35 years of accounting and finance experience with both private and public companies. In the past he has worked in manufacturing and distribution, primarily as a department head or leader of an interdepartmental team. He is a graduate of the University of California Santa Barbara, with a degree in Business Economics and an emphasis in Accounting and can sometimes be fanatical about his beloved Running Gauchos men's basketball team. When not at work, Charles enjoys traveling, live theater and dining with his wife Michelle and son Michael.





Neil Hannemann • Director

Mr. Hannemann is currently a member of the board of directors for Saleen. Mr. Hannemann began his automotive career by attending General Motors Institute. Upon graduation he worked at Minicars, Inc., involved in government contracts regarding vehicle safety. He then took a job with Chrysler working at the Chrysler/Shelby Performance Center, which was run by automotive legend Carroll Shelby, where Neil was involved in research for vehicle performance and the development of specialty Shelby products. Neil was also a development engineer for the Dodge Viper, a program manager for the Viper GTS/R racing program, and a program manager for the Dodge NASCAR effort. After almost 20 years with Chrysler, Neil then went to Saleen to work for another automotive legend, Steve Saleen, to develop the road going version of the Saleen S7. This led to Neil becoming the Chief Engineer for the Ford GT, and Saleen was involved in the manufacturing of that vehicle. Finally, Neil went to another legendary company, McLaren to again develop road going supercars for the McLaren brand. Since 2007, Neil has been a consultant working in a wide range of areas with a focus on supporting litigation related to vehicle safety. Neil works approximately 1 hour on an average weekly basis for Saleen.



Frederic Blum • Vice President of Retail and Sales

Fred Blum currently serves as the Vice-President of Retail and Sales for Saleen Automotive. Prior to this role, Fred served as President of US Automotive International, a consulting firm focused on advising clients in the automotive industry on sales, marketing and distribution. Fred has also served as Executive Director of the Aljomaih Automotive Company, a distributor of General Motors in Saudi Arabia. Fred has a Bachelor's Degree in Business from the University of Minnesota, Carlson School of Business.



Werner Gruber • Vice President of Design

Werner Gruber is Vice President of Design at Saleen Automotive. He started his Career at Pininfarina, one of the most famous design houses in the automotive field. In 2010 he joined Ferrari and was the senior lead exterior designer of the LaFerrari, FXX-K and the Ferrari Portofino.

In 2019 he joined Saleen and was involved in the Development of the Saleen S1, and the Saleen Formula; a track-only, formula spec racecar.

Having insight into the latest technology for the burgeoning EV marketplace, he worked as a consultant for BYD – Shenzhen, supervising numerous vehicles until 2021.

He has been a recipient of numerous design awards; including RedDot for the LaFerrari in 2015, RedDot Best of the Best in 2015 for the Ferrari FXX-K. His Projects also won the IF Gold Award for 2016, and RedDot Best of the Best for the Ferrari Portofino in 2018.



Michael Deschenes • Director

Mr. Deschenes is currently retired after having been active as an executive in the automobile industry for over 37 years. Most recently, Mr. Deschenes served as the Managing Director of Rampage Products, a Jeep accessory company, from January 2006 until March 2016. He holds a B.S. in Business Administration from California State University, Fullerton. Mr. Deschenes' experience as an automobile industry executive qualifies him to serve as a director. Michael works approximately 1 hour on an average weekly basis for Saleen.





Nicole Brown • Director of Operations

Nicole Brown currently serves as Director of Operations at Saleen Automotive, a position she has held since September 2025. In this role, she manages all aspects of Operations including Purchasing, Planning, Manufacturing, Assembly, Inventory Control, Quality Control, Shipping & Receiving, Transport Logistics, and Maintenance, and also assists in Research & Development. Prior to joining Saleen, Ms. Brown served as Crew Lead / R2 Manager at Rivian Automotive, Inc. from January 2024 to August 2025, and as Launch Manager at Kindred Motorworks, Inc. from January 2023 to December 2023, where she oversaw four departments in collaboration with Engineering.

REASONS TO INVEST

- **Pioneer of American Performance:** Saleen is an established leader in high-performance American vehicle design and manufacturing, with decades of OEM manufacturing and collaborations with a unique focus on racing-inspired technology.
- **High Market Demand & Expanding Lineup:** Featuring unique and iconic models such as the Saleen 302 and SportTruck and XR, as well as a bespoke supercar lineup, Saleen is entrenched into the $617B luxury performance market, set to exceed $1T by 2030.
- **Unmatched Heritage & Innovation:** Featuring track-tested and winning technology – and a corporate heritage which includes more than 300 racing victories - Saleen vehicles are sought by enthusiasts worldwide.





THE PITCH

Legendary Craftsmanship and American Innovation

Saleen is not just another automotive brand — it is an iconic name forged from Southern California ingenuity and American performance heritage. With roots in competitive racing around the world, Saleen vehicles are known for their balanced dynamics, high-performance output, and distinctive styling. The current lineup includes multiple versions of the Saleen 302, as well as on- and off-road configurations of the SportTruck.

Building on this legacy, the company is advancing new model development and expansion initiatives. This round of investment will support progress on Saleen's next-generation platforms, including the anticipated S1 supercar and S11 supercar, along with continued brand and dealer network growth. These efforts demonstrate Saleen's ongoing focus on American engineering, design, and innovation.

Led by founder Steve Saleen, a racing icon and patent-holding designer, the company's vision is to continue to push automotive boundaries. An investment in Saleen is an opportunity to be part of the future of American automotive innovation and lifestyle branding.



LEGENDARY PROVEN PERFORMANCE

OUR SOLUTION

Our Solution: Performance Meets Modern Innovation

The 2026 Saleen SportTruck – Power Meets Utility

The 2026 Saleen SportTruck elevates the well-known Ford F150 platform, delivering a powerful, unmistakable driving experience without sacrificing utility. Available in on- or off-road variants (called XR), all SportTrucks include a Racecraft suspension, unique Saleen alloy wheels shod with high-performance tires, and are powered by a naturally aspirated or supercharged 5.0L V8—offering up to 775 supercharged horsepower in the top-tier Black Label edition.

As consistent with all Saleen vehicles, the track was where the foundations of this truck lineup began. In 1987, Saleen dominated the SCCA Racetruck Challenge series, securing 49 wins and a championship title. Lessons learned over the subsequent four decades of innovation allow the 2026 Saleen SportTruck and XR models to be



equipped with Saleen's exclusive interior features and exterior aerodynamic styling, which on street versions includes a race-inspired rear diffuser and side skirts.

On- or off-road, the Saleen SportTruck makes drivers feel like they can conquer nearly any job or task ahead of them







UP TO **HORSEPOWER 775**

BLACK LABEL EDITION

AVAILABLE IN *THREE* ENGINE OPTIONS

GEN 5 RACECRAFT® SUSPENSION | SALEEN BRAKES | SALEEN ALLOY WHEELS



The 2026 Saleen 302 Mustang – Modern Muscle

The Saleen 302 represents the pinnacle of racing-inspired performance. Based on the Ford Mustang and offered in three distinct models and in coupe or convertible configurations, a Saleen owner can create their 302 based upon their specific performance preference, from wild to even more wild!

Power is available to spare, with the 2026 Saleen 302 White Label model offering 490 horsepower from a naturally aspirated 5.0L V8 engine, a Yellow Label with 775 supercharged horsepower, and the tire-melting Black Label editions features 850 streetable horsepower.

All Saleen 302 models embody Saleen's uncompromising approach to design and engineering, delivering precision, style and aerodynamic efficiency. Special features include tuned Racecraft® suspensions, Saleen braking systems, and newly-designed interior and custom-tuned aerodynamic styling.

This car was where the Saleen legend was created, and the 302 continues to rule the street today.





2026
302 MUSTANG
UP TO 850
HORSEPOWER
BLACK LABEL EDITION
AVAILABLE IN THREE ENGINE OPTIONS
GEN 5 RACECRAFT® SUSPENSION
SALEEN BRAKES
SALEEN ALLOY WHEELS

MARKET AND TRACTION

Accelerating in a Billion-Dollar Market

Luxury-Performance Market Growth

The luxury premium performance market, worth $617 billion in 2022, is projected to grow by 6.9% annually, surpassing $1 trillion by 2030. Saleen's strong brand recognition and reputation position it to seize this growth, as we continue to expand our product lines, brand presence, and introduce new models such as the Saleen S1 and S11.



SALEEN®

U.S. LUXURY CAR MARKET



2022 ——————————————— **2030**

$617 BILLION $1 TRILLION



IN 2022
VALUED AT OVER
$617
BILLION



PROJECTED
6.9%
ANNUAL GROWTH
2023-2030

SALEEN'S STRONG BRAND PRESENCE AND REPUTATION
POSITION IT TO SEIZE THIS GROWTH, EXPANDING OUR PRODUCT LINES AND
INTRODUCING NEW MODELS LIKE THE SALEEN S1 AND ORIGINAL SERIES."



Established Distribution and Demand

Saleen maintains a network of dealerships across the U.S., allowing the company direct access to loyal customers. With additional plans to expand "Saleen Showroom Galleries" in dealerships, Saleen is preparing for wider national and global distribution of its product lineup, further enhancing its market presence.





COMING *SOON*



COMING *SOON*



WHY INVEST

Drive the Future of High-Performance with Saleen

An Iconic Brand with Unmatched Legacy and Performance

For more than 40 years, Saleen has set the standard in American high-performance vehicles. With a history of more than 300 racing victories, including a win at the 24 Hours of Le Mans, southern-California inspired ingenuity and engineering prowess, and



extensive collaborations with OEMs such as Ford, Dodge, Chevrolet, Saleen's legendary reputation for more than 40 years stands for itself. Investing in Saleen is investing in an iconic brand renowned for its authenticity and excellence, and you will be along for the ride as the company continues to innovate and enhance vehicle performance.



Positioned to Accelerate in a Thriving Market Opportunity

The luxury-performance car market is projected to reach $1 trillion by 2030, and Saleen is strategically positioned to capture a significant share. Our 2026 lineup—featuring unique, high-demand models such as the Saleen 302 and SportTruck—delivers power, innovation, and uniquely American style to an expanding base of car and truck enthusiasts. The brand will only be enhanced by brand expansion, which includes the upcoming S1 supercar, and more.

Expansion That Goes Beyond Dealerships

Saleen's vision is to elevate customer engagement with planned 3e Centers (Entertain, Educate, and Experience) and "Saleen Showroom Galleries" in dealerships, which create immersive experiences that deepen brand loyalty and drive growth. This expanded reach and product offerings including Saleen-branded merchandise, positions us for sustained revenue and customer growth across key markets.

Invest in a Legacy, Fuel the Future

This is more than an investment; it's a rare opportunity to be part of an American icon's latest chapter. Investing in Saleen means supporting American innovation, speed, and a brand that resonates with enthusiasts and investors alike. Join us as we continue to redefine the future of high-performance automotive excellence.



INVEST IN AN ICON

SALEEN®

